   As filed with the Securities and Exchange Commission on December 30, 2008



                                                      Registration No. 333-_____
                                                                       811-07798



                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    Form N-6

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933      ( X )




                                       and

                        REGISTRATION STATEMENT UNDER THE                  ( X )
                         INVESTMENT COMPANY ACT OF 1940





                  NYLIAC VARIABLE UNIVERSAL LIFE SEPARATE ACCOUNT-I
                           (Exact Name of Registrant)

                           NEW YORK LIFE INSURANCE AND
                               ANNUITY CORPORATION
                               (Name of Depositor)

                   51 Madison Avenue, New York, New York 10010
               (Address of Depositor's Principal Executive Office)

                  Depositor's Telephone Number: (212) 576-7000

                         Charles F. Furtado, Jr., Esq.
                 New York Life Insurance and Annuity Corporation
                               51 Madison Avenue
                            New York, New York 10010
                     (Name and Address of Agent for Service)

                                    Copy to:

        Stephen E. Roth, Esq.                    Thomas F. English, Esq.
        Sutherland Asbill & Brennan LLP          Senior Vice President
        1275 Pennsylvania Avenue, NW             and Chief Insurance Counsel
        Washington, DC  20004-2415               New York Life Insurance Company
                                                 51 Madison Avenue
                                                 New York, New York  10010


Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement.

Title of Securities being Registered: Units of Interest in a Separate Account under New York Life Legacy Creator Single Premium Variable Universal Life Policy

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.


Approximate Date of Proposed Public Offering:

It is proposed that this filing will become effective:

[ ] immediately upon filing pursuant to paragraph (b) of Rule 485.


[ ] on ___________ pursuant to paragraph (b) of Rule 485.


[ ] 60 days after filing pursuant to paragraph (a)(i) of Rule 485.

[ ] on ___________ pursuant to paragraph (a)(i) of 485.

If appropriate, check the following box:

[ ] this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

                 NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

  NEW YORK LIFE LEGACY CREATOR SINGLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE

                            PROSPECTUS--MAY [1], 2009

 A FLEXIBLE SINGLE PREMIUM LIFE INSURANCE CONTRACT OFFERED TO INDIVIDUALS UNDER
                NYLIAC VARIABLE UNIVERSAL LIFE SEPARATE ACCOUNT-I


         Please use one of the following addresses for service requests:

REGULAR MAIL:  NYLIAC                    EXPRESS MAIL:  NYLIAC
               Variable Products                        Variable Products Service Center
               Service Center                           51 Madison Avenue
               Madison Square Station                   Room 251
               P.O. Box 922                             New York, NY 10010
               New York, NY 10159
                      or call our toll-free number: 1-800-598-2019




     You must send subsequent premium payments or loan repayments to us at:

REGULAR MAIL:  NYLIAC                    EXPRESS MAIL:  NYLIAC, Suite 3021
               75 Remittance Drive,                     c/o The Northern Trust Bank
               Suite 3021                               350 North Orleans Street
               Chicago, IL 60675-3021                   Receipt & Dispatch, 8th Floor
                                                        Chicago, IL 60654



     This prospectus describes the New York Life Legacy Creator Single Premium Variable Universal Life Policy. If you already own a life insurance policy, it may not be to your advantage to replace your policy with the policy described in this prospectus. And, it may not be to your advantage to borrow money to purchase this policy or to take withdrawals from another policy you own to make premium payments under this policy.

     The Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. Policies have risks including risk of loss of the amount invested. Policies are not deposits of, or guaranteed or endorsed by, any bank and are not federally insured by the FDIC, Federal Reserve Board, or any other agency.

     This life insurance policy is not considered an offering in any jurisdiction where such an offering may not be lawfully made. We do not authorize any information or representations regarding the offering described in this prospectus and the Statement of Additional Information ("SAI") other than as contained in these materials or any attached supplements to them, or in any supplemental sales material we authorize.

                                TABLE OF CONTENTS



                                            PAGE
                                            ----

Summary of Benefits and Risks...........       4
  Benefits..............................       4
  Risks.................................       6
Table of Fees and Expenses..............       8
  Transaction Fees......................       8
  Periodic Charges Other Than Funds'
     Operating Expenses.................       8
  Fund Annual Operating Expenses........       9
  Fund Annual Expenses..................      10
Definitions.............................      13
Management and Organization.............      15
  Insurer...............................      15
  Your Policy...........................      15
  State Variations......................      15
  About the Separate Account............      15
Our Rights..............................      16
     The Fixed Account and The DCA Extra
       Account..........................      16
     How to Reach Us for Policy
       Services.........................      16
       Virtual Service Center and
          Interactive Voice Response
          System........................      17
       VSC..............................      17
       IVR..............................      17
  Funds and Eligible Portfolios.........      18
  Investment Return.....................      22
  Voting................................      22
Charges Associated with the Policy......      22
  Deductions from Adjusted Total
     Premium, Cash Value and the
     Separate Account...................      22
     Premium Expense Charge.............      23
     Monthly Asset-Based Administrative
       Charge...........................      23
     Cost of Insurance Charge...........      23
     Mortality and Expense Risk Charge..      23
     Expense Allocation.................      24
     Charges for Federal Income Taxes...      24
     Fund Charges.......................      24
  Transaction Charges...................      24
     Surrender Charges..................      24
     Partial Withdrawal Charge..........      25
     Transfer Charge....................      25
     Exercise of Living Benefits Rider..      25
  Loan Charges..........................      25
Description of the Policy...............      25
  The Parties...........................      25
     Policyowner........................      25
     Insured............................      26
     Beneficiary........................      26
  The Policy............................      26
     How the Policy Is Available........      26
     Policy Premiums....................      26
  Cash Value............................      27
  Investment Divisions, the Fixed
     Account and DCA Extra Account......      27
     Amount in the Separate Account.....      27
     Amount in the Fixed Account and DCA
       Extra Account....................      28
     Transfers Among Investment
       Divisions, the Fixed Account and
       DCA Extra Account................      28
     Limits on Transfers................      29
     Additional Benefits Through
       Riders...........................      31
     Options Available at No Additional
       Charge...........................      31
       Dollar Cost Averaging............      31
       Dollar Cost Averaging Extra
          Account.......................      31
       Automatic Asset Reallocation.....      31
       Interest Sweep...................      31
     Maturity Date......................      32
     Tax-Free "Section 1035" Insurance
       Policy Exchanges.................      32
     24 Month Exchange Privilege........      33
Premiums................................      33
     Timing and Valuation...............      34
     Free Look..........................      34
     Premium Payments...................      35
     Premium Payments Returned for
       Insufficient Funds...............      35
Policy Payment Information..............      35
     When Life Insurance Coverage
       Begins...........................      35
     Changing the Face Amount of Year
       Policy...........................      36
     Policy Proceeds....................      36
     Payees.............................      37
     When We Pay Policy Proceeds........      37
     Death Claims.......................      38
     Life Insurance Benefit.............      38
     Death Benefit Guarantee............      38
Additional Policy Provisions............      39
     Limits on Our Rights to Challenge
       Your Policy......................      39
     Suicide............................      39
     Misstatement of Age or Gender......      39
     Assignment.........................      40
Partial Withdrawals and Surrenders......      40
  Partial Withdrawals...................      40
     Amount Available to Withdraw.......      40
     Requesting a Partial Withdrawal....      40
     The Effect of a Partial
       Withdrawal.......................      41
     Surrender Charges Due to Partial
       Withdrawal.......................      41
  Surrenders............................      41
     Cash Surrender Value...............      41
     Requesting a Surrender.............      41
     When the Surrender is Effective....      41
     Surrender Charges..................      41
Loans...................................      42
     Your Policy as Collateral for a
       Loan.............................      42
     Loan Interest......................      42
     Interest on the Cash Value Held as
       Collateral.......................      42
     When Loan Interest is Due..........      42
     Loan Repayment.....................      43

                                            PAGE
                                            ----
     Excess Loan Condition..............      43
     The Effect of a Policy Loan........      43
Termination and Reinstatement...........      44
     Late Period........................      44
     Reinstatement Option...............      44
Distribution and Compensation
  Arrangements..........................      45
Federal Income Tax Considerations.......      45
     Our Intent.........................      45
     Tax Status of NYLIAC and the
       Separate Account.................      46
     Charges for Taxes..................      46
     Diversification Standards and
       Control Issues...................      46
     Life Insurance Status of the
       Policy...........................      47
     IRC Section 101(j)--Impact on
       Employer Owned Policies..........      47
     Modified Endowment Contract
       Status...........................      48
     Status of the Policy After the
       Insured Is Age 100...............      49
     Policy Surrenders and Partial
       Withdrawals......................      50
     Policy Loans and Interest
       Deductions.......................      50
     Corporate Owners...................      50
     Exchanges or Assignments of
       Policies.........................      50
     Reasonableness Requirement for
       Charges..........................      50
     Living Benefits Rider (Also Known
       as Accelerated Benefits Rider)...      51
     Other Tax Issues...................      51
     Withholding........................      51
Legal Proceedings.......................      51
Records and Reports.....................      51
Financial Statements....................      52
Appendix A--Illustrations...............     A-1
Appendix B--State Variations............     B-1
Obtaining Additional Information........      53


     The New York Life Legacy Creator Single Premium Variable Universal Life Prospectus and Statement of Additional Information are posted on our corporate website, www.newyorklife.com.

                          SUMMARY OF BENEFITS AND RISKS

     The following is a brief summary of certain features of New York Life Legacy Creator Single Premium Variable Universal Life ("SPVUL"). Many benefits of SPVUL have a corresponding risk, and both benefits and risks should be considered before you purchase a policy. More complete and detailed information regarding these features is discussed later in this prospectus and in the SAI.

                                    BENEFITS

PROTECTION

     SPVUL offers you the protection of permanent life insurance, which can, over time, become a valuable asset.

     SPVUL also provides the potential for tax-deferred Cash Value accumulation. Your premium payments, less any applicable charges, are added to the Investment Divisions and the Fixed Account according to your instructions. The investment return of the policy is based on:

       -- the amount in and performance of each Investment Division of the Separate Account;

       -- the amount in and rate of interest credited to the Fixed Account; and

       -- the charges we deduct.

     With SPVUL, you have the potential for higher rates of return and Cash Value accumulation than with a fixed rate life insurance policy.

A SINGLE PREMIUM PAYMENT

     When you purchase SPVUL you pay an initial single premium payment. Under limited circumstances you can make additional premium payments including an Underwritten Increase. The initial single premium payment and any Underwritten Increase(s) are subject to the premium limits shown on the Policy Data Page. Other than the initial single premium payment, there are no required premiums, as long as the Cash Value, less any outstanding policy loans and accrued loan interest, is sufficient to cover the policy's monthly deductions.

DEATH BENEFIT GUARANTEE

     A death benefit guarantee will apply to your policy. At issue, the amount of the death benefit guarantee will be equal to the policy's Face Amount. The death benefit guarantee can prevent your policy from lapsing even if your Cash Value, less any outstanding policy loans and accrued loan interest, is insufficient to cover the monthly deduction charges. The death benefit guarantee will not be in effect if the sum of any outstanding loan(s) under the policy plus any accrued loan interest is greater than the policy's Cash Value. Loan repayments will be accepted to repay the outstanding loan to the extent necessary to allow the Death Benefit Guarantee to be put back into effect. Finally, withdrawals, in excess of Policy Gain, can reduce the death benefit guarantee.

     Underwritten Increases will increase the policy's Face Amount and the death benefit guarantee. Additional premium payments, other than Underwritten Increases, will not increase the policy's Face Amount or the death benefit guarantee.

LIQUIDITY THROUGH LOANS

     SPVUL allows you to access your policy's Cash Surrender Value through loans. Your policy's value will be used as collateral to secure the loans. You can borrow up to 90% of your policy's Cash Surrender Value. If the sum of outstanding loans under the policy plus any accrued loan interest is greater than the policy's Cash Value, then the death benefit guarantee will not be in effect. Loan repayments will be accepted to repay the outstanding loan to the extent necessary to allow the Death Benefit Guarantee to be put back into effect. Also, since the Policy is likely to be considered a modified endowment contract for federal income tax purposes, loans may create adverse tax consequences for you. (See "Federal Income Tax Considerations--Modified Endowment Contract Status.")

LIQUIDITY THROUGH WITHDRAWALS

     You can also withdraw an amount up to the Cash Surrender Value of your policy. Partial withdrawals will reduce the policy's Cash Value and reduce your Life Insurance Benefit. We will not allow a partial withdrawal for an amount that would cause your policy's Cash Surrender Value to fall below the policy's minimum initial single premium required. Certain charges will apply. Partial withdrawals can result in a taxable event. Also note that certain partial withdrawal requests must be made in writing and sent to NYLIAC's Variable Products Service Center ("VPSC") at one of the addresses listed on the first page of this prospectus. (See "Partial Withdrawals and Surrenders--Partial Withdrawals.")

INVESTMENT OPTIONS

     This policy offers you a choice of 38 Investment Divisions, the Fixed Account and/or the DCA Extra Account. You can allocate premium payments or transfer Cash Value to a maximum of 21 investment options from among the 38 Investment Divisions, the Fixed Account and/or the DCA Extra Account, within the limits described in this prospectus, tax-free during the life of the policy. You can change the Investment Divisions in which you invest throughout the life of the policy.

LIFE INSURANCE BENEFIT

     Prior to the anniversary on which the Insured is age 121, SPVUL provides a Life Insurance Benefit equal to the greater of (a) the policy Face Amount or (b) a percentage of the Cash Value necessary for the policy to qualify as life insurance under Section 7702 of the IRC. However, if the death benefit guarantee has been invoked, the Life Insurance Benefit will be equal to the amount of the death benefit guarantee. See "Definitions" for explanation of "Face Amount" and "Life Insurance Benefit." Tax law provisions relating to "employer-owned life insurance contracts" may impact whether and to what extent the life insurance benefit may be received on a tax-free basis. You may be required to take certain actions before acquiring the policy in order to ensure that such benefit may be received on a tax-free basis. See the discussion under "Federal Income Tax Considerations--Life Insurance Status of Policy--IRC Section 101(j)--Impact on Employer-Owned Policies" for more information.

AUTOMATED INVESTMENT FEATURES

     The following administrative features are available to help you manage the policy's Cash Value and to adjust your investment allocation to suit changing needs: Automatic Asset Reallocation, Dollar Cost Averaging, Expense Allocation, and Interest Sweep.

DOLLAR COST AVERAGING EXTRA

     You may elect Dollar Cost Averaging Extra ("DCA Extra Account") which allows you to set up dollar cost averaging using the DCA Extra Account when the initial single premium payment is made.

OPTIONAL RIDERS

     SPVUL offers two additional benefits through optional riders: the Living Benefits Rider and the Spouse's Paid-Up Insurance Purchase Option Rider.

POLICYHOLDER SUPPORT

     As a policyholder, you have access to a password-protected Internet website, an automated 24-hour call-in service, toll-free telephone support, and your registered representative if you have questions about your SPVUL policy. Certain service requests must be in writing. Specific requirements applicable to any service request are described later in this prospectus.

A HIGHLY-RATED COMPANY

     NYLIAC is a wholly owned subsidiary of New York Life Insurance Company ("NYLIC"). NYLIC has more than 160 years of experience in the offering of insurance products. NYLIAC is a highly-rated insurer. Ratings reflect only NYLIAC's General Account, applicable to the Fixed Account, and are not applicable to the Investment Divisions, which are not guaranteed. NYLIAC's obligations under the policy are subject to its claims-paying ability, and are not backed or guaranteed by NYLIC.

                                      RISKS

INVESTMENT RISK

     While a variable policy has the potential for a higher rate of return than with a fixed rate policy, investment returns on the assets in the Separate Account may fall and you can lose principal. Each Investment Division has its own investment objectives and investment strategy. We do not guarantee the investment performance of the Investment Divisions, which involve varying degrees of risk. Your premium allocation choices should be consistent with your personal investment objective and risk tolerance.

RISK OF LAPSE

     SPVUL policies for which the death benefit guarantee is inactive can lapse if the Cash Value, less any outstanding policy loans and accrued loan interest, is insufficient to cover monthly charges. When a policy lapses, it has no value, and no benefits are paid upon the death of the Insured. Your policy involves risks, including the potential risk of loss of the principal invested. Note that "termination" and "lapse" have the same meaning and effect.

     A SPVUL policy that has a Cash Value, less any outstanding policy loans and accrued loan interest, just sufficient to cover monthly deductions and charges is more likely to be unable to maintain this level of Cash Value due to market fluctuation and other performance related risks.

POTENTIAL FOR INCREASED CHARGES

     We have the right to increase current charges at any time up to the amount shown as the guaranteed maximum. The actual charges, however, will never exceed the stated guaranteed charges. (See "Table of Fees and Expenses" for more information.)

RISK OF LAPSE FROM POLICY LOANS

     The larger a loan becomes relative to the policy's Cash Value, the greater the risk that the policy's remaining Cash Value, less any outstanding policy loans and accrued loan interest, will not be sufficient to support the policy's charges and expenses and the greater the risk of the policy lapsing. This is especially important given the fact that if the sum of any outstanding loan(s) under the policy plus any accrued loan interest is greater than the policy's Cash Value then the death benefit guarantee is rendered inactive until the loan is repaid to the extent necessary to bring the death benefit guarantee back into effect. Any loan interest due on a policy anniversary that you do not pay will be charged against the policy as an additional loan. There may also be adverse tax consequences. (See "Federal Income Tax Considerations--Modified Endowment Contract Status.")

     A loan, repaid or not, has a permanent effect on your Cash Value. The effect could be favorable, if the Investment Divisions earn less than the interest rate credited on the loan amount in the Fixed Account, or unfavorable, if the Investment Divisions earn more. The longer a loan is outstanding, the greater the effect on your Cash Value. If it is not repaid, the aggregate amount of the outstanding loan principal and any accrued interest will reduce the Policy Proceeds that might otherwise be paid. Because the policy provides for a single premium, it will most likely be treated as a modified endowment contract for income tax purposes. If a policy is a modified endowment contract, a loan may result in taxable income to you. In addition, if loans taken, including unpaid loan interest, exceed the premiums paid, a policy surrender or lapse will result in a taxable event for you.

TAX RISKS

     The section of this prospectus entitled "Federal Income Tax Considerations" describes a number of tax issues that may arise in connection with the policy. These risks include: (1) the possibility that the Internal Revenue Service ("IRS") may interpret the rules that apply to variable life insurance contracts in a manner that could result in you being treated as the owner of your policy's pro rata portion of the assets of the Separate Account; (2) the possibility that the IRS may take the position that the policy does not qualify as life insurance for tax purposes; (3) the possibility that, as a result of policy transactions, including the payment of premiums or increases or decreases in policy benefits, an SPVUL policy that was originally not a modified endowment contract may be treated as a modified endowment contract for federal income tax purposes, with special rules that apply to policy distributions, including loans; (4) the possibility that the policy may not qualify as life insurance under the federal tax law after the insured becomes age 100 and that the policyowner may be subject to adverse tax consequences at that time; (5) whether and to what extent the Life Insurance Benefit may be received on a tax-free basis in the case of employer-owned life insurance contracts; and (6) the potential that corporate ownership of a policy may affect the owner's exposure to the corporate alternative minimum tax.

CHARGES FOR POLICY SURRENDER

     During the first nine years of the policy, surrender charges apply which act as a deterrent to surrendering the policy. SPVUL is designed to be long-term life insurance coverage. It is not suitable as a short-term investment vehicle.

PORTFOLIO RISKS

     A discussion of the risks of allocating Cash Value to each of the Investment Divisions can be found in the corresponding Fund's prospectus.

POTENTIALLY HARMFUL TRANSFER ACTIVITY

     This policy is not designed as a vehicle for market timing. Accordingly, your ability to make transfers under the policy is subject to limitation if we determine, in our sole opinion, that the exercise of that privilege may disadvantage or potentially hurt the rights or interests of other policyowners. We have limitations and restrictions on transfer activity (see "Description of the Policy--Investment Divisions and the Fixed Account--Limits on Transfers" for more information). We cannot guarantee that these limitations and restrictions will be effective in detecting and preventing all transfer activity that could disadvantage or potentially hurt the rights or interests of other policyowners. Potentially harmful transfer activity could result in reduced performance results for one or more Investment Divisions, due to among other things:

       -- portfolio management decisions driven by the need to maintain higher than normal liquidity or the inability to sustain an investment objective

       -- increased administrative and Fund brokerage expenses

       -- dilution of the interests of long-term investors

     An underlying Fund portfolio may reject any order from us if it suspects potentially harmful transfer activity, thereby preventing us from implementing your request for a transfer. (See "Limits on Transfers" for more information on the risks of frequent trading.)

                           TABLE OF FEES AND EXPENSES

     The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the policy. The first set of tables describe the fees and expenses that you will pay at the time you surrender the policy, make a partial withdrawal, or transfer Cash Value between investment options.

                                TRANSACTION FEES


---------------------------------------------------------------------------------------
                        WHEN CHARGE IS
CHARGE                     DEDUCTED                      AMOUNT DEDUCTED
---------------------------------------------------------------------------------------
Surrender Charge(1)    on surrender or    Guaranteed: 7.5% of the initial single
                           partial        premium or any Underwritten Increase made
                        withdrawal in     during the first 9 policy years(2)
                        excess of the
                          Surrender
                         Charge Free
                        Window in the
                            first
                        9 policy years
---------------------------------------------------------------------------------------
Partial Withdrawal      on any partial    Guaranteed: $25
  Charge                  withdrawal      Current: no charge
---------------------------------------------------------------------------------------
Transfer Fee               transfer       Guaranteed: $30 per transfer for each
                                          transfer over 12 in a Policy Year
                                          Current: no charge
---------------------------------------------------------------------------------------
Living Benefits            when you       $150 (one-time)
  Rider                  exercise the
                           benefit
---------------------------------------------------------------------------------------


(1) Exceptions to Surrender Charge:

    We will not deduct a surrender charge if:

      - We cancel the policy:

      - We pay proceeds upon the death of the insured;

      - We pay a required Internal Revenue Service minimum distribution; or

      - The policy is out of the surrender charge period.

(2) In Policy Years 2 and beyond the percentage applied to calculate the maximum surrender charge is reduced as follows: Policy Year 2 to 7%; Policy Year 3 to 6.5%; Policy Year 4 to 6%; Policy Year 5 to 5%; Policy Year 6 to 4%; Policy Year 7 to 3%; Policy Year 8 to 2%; Policy Year 9 to 1%; and Policy Years 10 and beyond to 0%. These percentages will apply to the surrender of any Underwritten Increases during the Surrender Charge Period and will reflect the policy year in which such surrenders are made. Underwritten Increases made during the Surrender Charge Period will increase the amount of surrender charges deducted. We will provide you with a new table of maximum surrender charges resulting from any Underwritten Increase when this increase takes effect.



     The table below describes the fees and expenses that you will pay periodically during the time that you own the policy, excluding the Fund's expenses.

              PERIODIC CHARGES OTHER THAN FUNDS' OPERATING EXPENSES


----------------------------------------------------------------------------------------
                         WHEN CHARGE
CHARGE                   IS DEDUCTED                     AMOUNT DEDUCTED
----------------------------------------------------------------------------------------
Cost of Insurance       each monthly    Guaranteed Maximum: $83.33 per month per $1,000
     Charge(1)            deduction     of net amount at risk(2)
                             day        Guaranteed Minimum: $0.04 per month per $1,000
                          up to age     of net amount of risk
                             121
                                        Representative insured (female, age 60,
                                        nonsmoker risk class):
                                        Annual Rate of 0.30% of the Cash Value of the
                                        policy
----------------------------------------------------------------------------------------
Mortality and           each monthly    Guaranteed: 0.75% (as annual % of Cash Value
     Expense Risk         deduction     allocated to Separate Account)
     Charge                  day        Current: 0.50% (as annual % of Cash Value
                                        allocated to the Separate Account)
----------------------------------------------------------------------------------------

Monthly Asset-Based     each monthly    Guaranteed: 2.25% of the Cash Value of the
  Administrative          deduction     policy after the deduction of the Cost of
  Charge                     day        Insurance Charge(3)
  (includes charges       in Policy     Current: 2.25% of the Cash Value of the policy
  for State Premium      Years 1-10     after the deduction of the Cost of Insurance
  Taxes and Federal                     Charge(3)
  Taxes)
----------------------------------------------------------------------------------------
Premium Expense         each monthly    Guaranteed: 2.5% (as annual % of Adjusted Total
  Charge                  deduction     Premium)
  (includes charges          day        Current: 2.0% (as annual % of Adjusted Total
  for State Premium       up to age     Premium)
  Taxes and Federal          121
  Taxes)                  in Policy
                            Years
                           11 and
                           beyond
----------------------------------------------------------------------------------------
Riders
  - Spouse's Paid-Up         N/A        No charge
    Insurance
    Purchase Option
----------------------------------------------------------------------------------------
Loan Interest              monthly      Guaranteed: 6% annually of the loan balance
                                        Current: 4% annually of the loan balance
----------------------------------------------------------------------------------------


(1) This cost varies based on individual characteristics, and the charge shown may not be representative of the charge you will pay. To obtain more information about particular costs of insurance and other charges as they apply to your policy, please contact your Registered Representative.
(2) The Net Amount at Risk is equal to the Life Insurance Benefit minus the Cash Value. See "Policy Payment Information--Life Insurance Benefit" for more information.
(3) There are no Monthly Asset-Based Administrative Charges in Policy Years 11 and beyond.

     The table below shows the minimum and maximum total operating expenses deducted from Fund assets (before any fee waiver or expense reimbursement) during the year ended December 31, 2008. Fund expenses may be higher or lower in the future. More detail concerning each underlying Fund's fees and expenses is contained in the prospectus for each Fund.

     Fund Annual Operating Expenses (expenses that are deducted from Fund assets)(1)

--------------------------------------------------------------------------------

                                                                 MINIMUM    MAXIMUM
                                                                 -------    -------
Total Annual Fund Companies' Operating Expenses(2)............       %          %
                                                                     =          =




--------
(1) Expressed as a percentage of average net assets for the fiscal year ended December 31, 2008. This information is provided by the Funds and their agents, and is based on 2008 expenses. We have not verified the accuracy of this information.
(2) Expenses that are deducted from Fund Company assets, including management fees, distribution fees, and other expenses.

                                 [TO BE UPDATED]

                 ANNUAL PORTFOLIO COMPANY OPERATING EXPENSES(#)

--------------------------------------------------------------------------------------------
                                                                      ESTIMATED
                                                                     UNDERLYING
                               ADMINIS-                               PORTFOLIO   TOTAL FUND
                  ADVISORY      TRATION       12B-1        OTHER      FEES AND      ANNUAL
      FUND           FEE          FEE         FEES       EXPENSES     EXPENSES     EXPENSES
--------------------------------------------------------------------------------------------
MainStay VP
Conservative
Allocatio-
n -- Initial
Class                  %            %            %            %(a)         %(b)         %
--------------------------------------------------------------------------------------------
MainStay VP
Growth
Allocatio-
n -- Initial
Class                  %            %            %            %(c)         %(b)         %
--------------------------------------------------------------------------------------------
MainStay VP
Moderate
Allocation
-- Initial
Class                  %            %            %            %(c)         %(b)         %
--------------------------------------------------------------------------------------------
MainStay VP
Moderate Growth
Allocatio-
n -- Initial
Class                  %            %            %            %(c)         %(b)         %


--------------------------------------------------------------------------------------------



       [To be updated]

[# Shown as a percentage of average net assets for the fiscal year ended December 31, 2008, unless otherwise indicated. The Fund or its agents provided the fees and charges, which are based on 2008 expenses. We have not verified the accuracy of the information provided by the Fund or its agents.

(a) The Manager has contractually agreed to waive other fees and/or reimburse the Portfolio for certain expenses so that net annual operating expenses for the Initial Class shares, excluding Underlying Portfolio/Fund expenses, do not exceed 0.25%. NYLIM will apply an equivalent reimbursement, in an equal amount of basis points, to the Service Class shares. These expense limitations may be modified or terminated only with the approval of the Board of Directors. NYLIM may recoup the amount of any expense reimbursements from a share class pursuant to this agreement if such action does not cause a class to exceed existing expense limitations and the recoupment is made within three years after the year in which NYLIM incurred the expense. For the year ended December 31, 2007, NYLIM recouped 0.01% in expenses which are not included in the table above.

(b) In addition to the Net Annual Portfolio Operating Expenses which the Portfolio bears directly, the Portfolio's shareholders indirectly bear the expenses of the Underlying Portfolios/Funds in which the Portfolio invests. The table shows the Portfolio's indirect expense from investing in the Underlying Portfolios/Funds based on the allocation of the Portfolio's assets among the Underlying Portfolios/Funds during the Portfolio's fiscal year ended December 31, 2007. This expense may be higher or lower over time depending on the allocation of the Portfolio's assets among the Underlying Portfolios/Funds and the actual expenses of the Underlying Portfolios/Funds.

(c) The Manager has contractually agreed to waive other fees and/or reimburse the Portfolio for certain expenses so that net annual operating expenses for the Initial Class shares, excluding Underlying Portfolio/Fund expenses, do not exceed 0.25%. NYLIM will apply an equivalent reimbursement, in an equal amount of basis points, to the Service Class shares. These expense limitations may be modified or terminated only with the approval of the Board of Directors. NYLIM may recoup the amount of any expense reimbursements from a share class pursuant to this agreement if such action does not cause a class to exceed existing expense limitations and the recoupment is made within three years after the year in which NYLIM incurred the expense. Expenses have been restated to reflect current fees.]

                              FUND ANNUAL EXPENSES

                                 [TO BE UPDATED]

-----------------------------------------------------------------------------------------
                                     ADMINIS-                                  TOTAL FUND
                      ADVISORY        TRATION                    OTHER           ANNUAL
      FUND              FEES           FEES      12B-1 FEES    EXPENSES        EXPENSE(A)
-----------------------------------------------------------------------------------------
MainStay VP
Balanced -- I-
nitial Class               %(b)           %            %            %(c)             %(d)
-----------------------------------------------------------------------------------------
MainStay VP
Bond -- Initial
Class                      %(e)(f)        %            %            %(f)             %
-----------------------------------------------------------------------------------------

MainStay VP
Capital
Appreciatio-
n -- Initial
Class                      %(g)(f)        %            %            %(f)             %
-----------------------------------------------------------------------------------------

MainStay VP
Cash Management            %(h)(f)        %            %            %(f)             %
-----------------------------------------------------------------------------------------

MainStay VP
Common
Stock -- Ini-
tial Class                 %(i)(f)        %            %            %(c)(f)          %(d)
-----------------------------------------------------------------------------------------

MainStay VP
Converti-
ble -- Initial
Class                      %(j)(f)        %            %            %(c)(f)          %(d)
-----------------------------------------------------------------------------------------

MainStay VP
Floating
Rate -- Initial
Class                      %(k)           %            %            %                %
-----------------------------------------------------------------------------------------

MainStay VP
Governmen-
t -- Initial
Class                      %(l)(f)        %            %            %(f)             %
-----------------------------------------------------------------------------------------

MainStay VP
High Yield
Corporate
Bond -- Initial
Class                      %(m)(f)        %            %            %(c)(f)          %(d)
-----------------------------------------------------------------------------------------

MainStay VP
ICAP Select
Equity -- Ini-
tial Class                 %(n)(f)        %            %            %(f)             %
-----------------------------------------------------------------------------------------

MainStay VP
International
Equity -- Ini-
tial Class                 %(o)(f)        %            %            %(c)(f)          %(d)
-----------------------------------------------------------------------------------------

MainStay VP
Large Cap
Growth -- Ini-
tial Class                 %(p)(f)        %            %            %(f)             %(q)
-----------------------------------------------------------------------------------------

MainStay VP Mid
Cap
Core -- Initial
Class                      %(r)           %            %            %(c)             %(d)
-----------------------------------------------------------------------------------------

MainStay VP Mid
Cap
Growth -- Ini-
tial Class                 %(s)           %            %            %(c)             %(d)
-----------------------------------------------------------------------------------------

MainStay VP Mid
Cap
Value -- Ini-
tial Class                 %(t)           %            %            %(c)             %(d)
-----------------------------------------------------------------------------------------

MainStay VP S&P
500
Index -- Ini-
tial Class                 %(u)(f)        %            %            %(f)             %
-----------------------------------------------------------------------------------------

MainStay VP
Small Cap
Growth -- Ini-
tial Class                 %(v)           %            %            %                %
-----------------------------------------------------------------------------------------

MainStay VP
Total
Return -- Ini-
tial Class                 %(w)(f)        %            %            %(c)(f)          %(d)
-----------------------------------------------------------------------------------------

AIM V.I.
International
Growth
Fund -- Series
I Shares                   %(k)           %            %            %(x)             %(y)
-----------------------------------------------------------------------------------------

AllianceBern-
stein VPS Small
/ Mid Cap Value
Portfolio -- -
Class A Shares             %(k)           %            %            %                %
-----------------------------------------------------------------------------------------

CVS Calvert
Social Balanced
Portfolio                  %(z)           %            %            %                %
-----------------------------------------------------------------------------------------

Dreyfus IP
Technology
Growth -- Ini-
tial Class                 %(aa)          %            %            %(bb)            %
-----------------------------------------------------------------------------------------

DWS Dreman
Small Mid Cap
Value
VIP -- Class A
Shares                     %(z)           %            %            %(cc)            %
-----------------------------------------------------------------------------------------

Fidelity(R) VIP
Contrafun-
d(R) -- Initial
Class                      %(k)           %            %            %                %(dd)
-----------------------------------------------------------------------------------------

Fidelity(R) VIP
Equity
Income -- Ini-
tial Class                 %(k)           %            %            %                %(dd)
-----------------------------------------------------------------------------------------

Janus Aspen
Series
Balanced -- In-
stitutional
Shares                     %(ee)          %            %            %                %
-----------------------------------------------------------------------------------------

Janus Aspen
Series
Worldwide
Growth
-- Institu-
tional
Shares(ff)                 %(ee)          %            %            %                %
-----------------------------------------------------------------------------------------

MFS Utilities
Series -- Ini-
tial Class                 %(k)           %            %            %                %(gg)
-----------------------------------------------------------------------------------------

Royce Micro-Cap
Portfolio -- I-
nitial Class               %              %            %            %                %
-----------------------------------------------------------------------------------------

Royce Small-Cap
Portfolio -- I-
nitial Class               %              %            %            %                %
-----------------------------------------------------------------------------------------

T. Rowe Price
Equity Income
Portfolio -- I             %(hh)          %            %            %                %
-----------------------------------------------------------------------------------------

Van Eck
Worldwide Hard
Assets                     %              %            %            %                %
-----------------------------------------------------------------------------------------

Van Kampen UIF
Emerging
Markets
Equity -- Class
I(ii)                      %(k)           %            %            %                %
-----------------------------------------------------------------------------------------
Van Kampen UIF
U.S. Real
Estate
Fund -- Class
I(ii)                      %(k)           %            %            %(jj)            %(kk)


-----------------------------------------------------------------------------------------



        [To be updated]

[(a) Shown as a percentage of average net assets for the fiscal year ended December 31, 2007, unless otherwise indicated. The Fund or its agents provided the fees and charges, which are based on 2007 expenses. We have not verified the accuracy of the information provided by the Fund or its agents.

(b) The fees designated as "Advisory Fees" reflect "Management Fees." Effective May 1, 2008, the Management Fee for the Portfolio is an annual percentage of the Portfolio's average daily net assets as follows: 0.75% on assets up to $1 billion; and 0.70% on assets over $1 billion.

(c) "Other Expenses" also includes the Portfolio's share of the fees and expenses of any other fund in which the Portfolio invests. These fees and expenses are less than 0.01% of the average net assets of the Portfolio.

(d) The Fund Total Annual Expenses may differ from the amounts shown in the Financial Highlights section of the Fund's Prospectus which reflect only the operating expenses of the Portfolio and do not include the Portfolio's share of the fees and expenses of any other fund in which the Portfolio may invest.

(e) The fees designated as "Advisory Fees" reflect "Management Fees." Effective May 1, 2008, the Management Fee for the Portfolio is an annual percentage of the Portfolio's average daily net assets as follows: 0.50% on assets up to $500 million; 0.475% on assets from $500 million to $1 billion; and 0.45% on assets over $1 billion.

(f)     Expenses have been restated to reflect current fees.

(g) The fees designated as "Advisory Fees" reflect "Management Fees." Effective May 1, 2008, the Management Fee for the Portfolio is an annual percentage of the Portfolio's average daily net assets as follows: 0.61% on assets up to $1 billion; and 0.50% on assets over $1 billion.

(h) The fees designated as "Advisory Fees" reflect "Management Fees." Effective May 1, 2008, the Management Fee for the Portfolio is an annual percentage of the Portfolio's average daily net assets as follows: 0.45% on assets up to $500 million; 0.40% on assets from $500 million to $1 billion; and 0.35% on assets over $1 billion.

(i) The fees designated as "Advisory Fees" reflect "Management Fees." Effective May 1, 2008, the Management Fee for the Portfolio is an annual percentage of the Portfolio's average daily net assets as follows: 0.55% on assets up to $500 million; 0.525% on assets from $500 million to $1 billion; and 0.50% on assets over $1 billion.

(j) The fees designated as "Advisory Fees" reflect "Management Fees." Effective May 1, 2008, the Management Fee for the Portfolio is an annual percentage of the Portfolio's average daily net assets as follows: 0.60% on assets up to $1 billion; and 0.50% on assets over $1 billion.

(k)     The fees designated as "Advisory Fees" reflect "Management Fees."

(l) The fees designated as "Advisory Fees" reflect "Management Fees." Effective May 1, 2008, the Management Fee for the Portfolio is an annual percentage of the Portfolio's average daily net assets as follows: 0.50% on assets up to $500 million; 0.475% on assets from $500 million to $1 billion; and 0.45% on assets over $1 billion.

(m) The fees designated as "Advisory Fees" reflect "Management Fees." Effective May 1, 2008, the Management Fee for the Portfolio is an annual percentage of the Portfolio's average daily net assets as follows: 0.57% on assets up to $1 billion; 0.55% on assets from $1 billion to $5 billion; and 0.525% on assets over $5 billion.

(n) The fees designated as "Advisory Fees" reflect "Management Fees." Effective May 1, 2008, the Management Fee for the Portfolio is an annual percentage of the Portfolio's average daily net assets as follows: 0.80% on assets up to $250 million; 0.75% on assets from $250 million up to $1 billion; and 0.74% on assets over $1 billion. Effective May 1, 2008, NYLIM has agreed contractually to waive a portion of its management fee so that the management fee is 0.75% on assets up to $250 million; 0.70% on assets from $250 million up to $1 billion and 0.69% on assets over $1 billion. This waiver will be in effect through May 1, 2009, and may be modified only with Board approval. With this waiver, the Total Fund Annual Expenses were 0.79% for Initial Class. There is no guarantee that this contractual waiver will continue beyond that date.

(o) The fees designated as "Advisory Fees" reflect "Management Fees." Effective May 1, 2008, the Management Fee for the Portfolio is an annual percentage of the Portfolio's average daily net assets as follows: 0.89% on assets up to $500 million; and 0.85% on assets over $500 million.

(p) The fees designated as "Advisory Fees" reflect "Management Fees." Effective May 1, 2008, the Management Fee for the Portfolio is an annual percentage of the Portfolio's average daily net assets as follows: 0.75% on assets up to $500 million; 0.725% on assets from $500 million to $1 billion; and 0.70% on assets over $1 billion.

(q) NYLIM voluntarily has committed to the Board to share equally with the Portfolio any reduction in the subadvisory fee to the extent that the net management fee to NYLIM exceeds 0.10%. This has resulted in a benefit of 0.02%. With this waiver, the Total Fund Annual Expenses were 0.78% for Initial Class. There is no guarantee this waiver will continue.

(r) The fees designated as "Advisory Fees" reflect "Management Fees." Effective May 1, 2008, the Management Fee for the Portfolio is an annual percentage of the Portfolio's average daily net assets as follows: 0.85% on assets up to $1 billion; and 0.80% on assets over $1 billion.

(s) The fees designated as "Advisory Fees" reflect "Management Fees." Effective May 1, 2008, the Management Fee for the Portfolio is an annual percentage of the Portfolio's average daily net assets as follows: 0.75% on assets up to $500 million; and 0.70% on assets over $500 million.

(t) The fees designated as "Advisory Fees" reflect "Management Fees." Effective May 1, 2008, the Management Fee for the Portfolio is an annual percentage of the Portfolio's average daily net assets as follows: 0.70% on assets up to $500 million; and 0.65% on assets over $500 million.

(u) The fees designated as "Advisory Fees" reflect "Management Fees." Effective May 1, 2008, the Management Fee for the Portfolio is an annual percentage of the Portfolio's average daily net assets as follows: 0.30% on assets up to $1 billion; 0.275% on assets from $1 billion to $2 billion; 0.265% on assets from $2 billion to $3 billion; and 0.25% on assets over $3 billion. Effective May 1, 2008, NYLIM has voluntarily agreed to waive a portion of its management fee so that the Management Fee is 0.25% on assets up to $1 billion; 0.225% on assets from $1 billion to $2 billion; 0.215% on assets from $2 billion to $3 billion; and 0.20% on assets over $3 billion. With this waiver, the Total Fund Annual Expenses were 0.28% for Initial Class.

(v) The fees designated as "Advisory Fees" reflect "Management Fees." Effective May 1, 2008, the Management Fee for the Portfolio is an annual percentage of the Portfolio's average daily net assets as follows: 0.90% on assets up to $1 billion; and 0.85% on assets over $1 billion.

(w) The fees designated as "Advisory Fees" reflect "Management Fees." Effective May 1, 2008, the Management Fee for the Portfolio is an annual percentage of the Portfolio's average daily net assets as follows: 0.57% on assets up to $1 billion; and 0.55% on assets over $1 billion.

(x) Includes Acquired Fund Fees and Expenses of $0.01. Acquired Fund Fees and Expenses are not fees or expenses incurred by the fund directly but are expenses of the investment companies in which the fund invests. You incur these fees and expenses indirectly through the valuation of the fund's investment in those investment companies. As a result, the Net Annual Fund Operating Expenses listed above may exceed the expense limit numbers. The impact of the acquired fund fees and expense are included in the total returns of the Fund.

(y) The Fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses of Series I shares to the extent necessary to limit Total Annual Fund Operating Expenses of Series I shares to 1.30% of average daily net assets. In determining the advisor's obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the Total Annual Fund Operating Expenses to exceed the numbers reflected above: (i) interest;
        (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary items; (v) expenses related to a merger or reorganization, as approved by the Fund's Board of Trustees; and (vi) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. Currently, the expense offset arrangements from which the Fund may benefit are in the form of credits that the Fund receives from banks where the Fund or its transfer agent has deposit accounts in which it holds uninvested cash. These credits are used to pay certain expenses incurred by the Fund. This expense limitation agreement is in effect through at least April 30, 2009.

(z) The fees designated as "Advisory Fees" and "Administration Fees" reflect "Management Fees".

(aa) The Advisory Fees reflect the amount paid to The Dreyfus Corporation for providing management services.

(bb) Other expenses include expenses of 0.01% for acquired fund fees and expenses.

(cc) "Other Expenses" are based on estimated amounts for the current fiscal year. Actual expenses may be different.

(dd) A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce the fund's custodian expenses. Including these reductions, the total class operating expenses would have been 0.64% for Fidelity VIP Contrafund and 0.54% for Fidelity VIP Equity-Income. These offsets may be discontinued at any time.

(ee) The fees designated as "Advisory Fees" reflect "Management Fees". The "Management Fee" is the investment advisory fee rate paid by each Portfolio to Janus Capital as of the end of the fiscal year.

(ff) Worldwide Growth Portfolio pays an investment advisory fee rate that adjusts up or down based upon the Portfolio's performance relative to its benchmark index during a measuring period. This fee rate, prior to any performance adjustment, is 0.60% for the Worldwide Growth Portfolio, and may go up or down by a variable of up to 0.15% (assuming constant assets) on a monthly basis. Any such adjustment to this fee rate commenced February 2007, and may increase or decrease the Management Fee. Refer to "Management Expenses" in the fund's Prospectus for additional information with further description in the fund's Statement of Additional Information ("SAI").

(gg) The fund has entered into an expense offset arrangement that reduces the fund's custodian fee based upon the amount of cash maintained by the fund with its custodian. Such fee reduction is not reflected in the table. Had this fee reduction been taken into account, the "Total Fund Annual Expenses" would be lower.

(hh) The fees designated as "Advisory Fees" reflect "Management Fees" and "Other Expenses".

(ii) Morgan Stanley Investment Management Inc. does business in certain instances using the name Van Kampen.

(jj)    Includes 0.02% "Other Operating or Investment Expenses".

(kk) For the fiscal year ended December 31, 2007, after giving effect to the Adviser's voluntary fee waivers and/or expense reimbursements, the Total Fund Annual Expenses incurred by investors, including certain investment related expenses, was 1.04% for UIF U.S. Real Estate -- Class I. The Total Fund Annual Expenses excluding certain investment related expense was 1.02% for UIF U.S. Real Estate -- Class I.]

                                   DEFINITIONS

ADJUSTED TOTAL PREMIUM: An amount equal to the initial single premium plus any Underwritten Increase(s) minus any partial surrenders and applicable surrender charges that are in excess of Policy Gain. This amount will never be less than zero. It is also counted in the calculation of the Life Insurance Benefit and the death benefit guarantee.

BUSINESS DAY: Any day on which the New York Stock Exchange is open for regular trading. Our Business Day ends at 4:00 pm Eastern Time or the closing of regular trading on the New York Stock Exchange, if earlier.

CASH SURRENDER VALUE: The Cash Value, less any applicable surrender charge, loan principal, and accrued loan interest. This is the amount we will pay you if you surrender your policy. See "Surrenders" for more information.

CASH VALUE: The current value of the policy's assets allocated to the Separate Account plus any amount allocated to the Fixed Account and DCA Extra Account.

CASH VALUE ACCUMULATION TEST ("CVAT"): An IRS test to determine whether a policy can be considered life insurance. See "Policy Payment Information--Life Insurance Benefit" for more information.

DOLLAR COST AVERAGING EXTRA ("DCA EXTRA") ACCOUNT: The six-month Dollar Cost Averaging account used specifically for the DCA Extra feature.

ELIGIBLE PORTFOLIOS ("PORTFOLIOS"): The mutual fund portfolios of the Funds that are available for investment through the Investment Divisions of the Separate Account.

FACE AMOUNT: An amount equal to the Adjusted Total Premium rounded up to the next higher dollar. The initial face amount is shown on the Policy Data Page.

FIXED ACCOUNT: The Fixed Account is supported by assets in NYLIAC's General Account. The amount in the Fixed Account earns interest on a daily basis. Interest is credited on each Monthly Deduction Day.

FUND:  An open-end management investment company.

GENERAL ACCOUNT: An account representing all of NYLIAC's assets, liabilities, capital and surplus, income, gains, or losses that are not included in the Separate Account or any other separate account. We allocate any premium payments you make during the free look period to this account.

INVESTMENT DIVISION: A division of the Separate Account. Each Investment Division invests exclusively in shares of a specified Eligible Portfolio.

IRC:  Internal Revenue Code of 1986, as amended.

ISSUE DATE:  The date we issue the policy as specified on the Policy Data Page.

LVR:  Interactive Voice Response system.

LIFE INSURANCE BENEFIT: Prior to the anniversary on which the Insured is age 121, the greater of (1) the policy Face Amount or (2) a percentage of the Cash Value necessary for the policy to qualify as life insurance under Section 7702 of the IRC, as specified in the policy. Also called the Death Benefit. However, if the death benefit guarantee has been invoked, the Life Insurance Benefit will be equal to the amount of the death benefit guarantee. See "Description of the Policy--Maturity Date" for more information.

MONTHLY DEDUCTION DAY: The date on which we deduct your asset-based administrative charge (in Policy Years 1-10), cost of insurance charge, and premium expense charge (in Policy Years 11 and subsequent) from your policy's Cash Value and the date on which we deduct the Mortality and Expense Risk charge from the Cash Value allocated to the Separate Account. The Monthly Deduction Day is the same calendar day each month, as determined by the Policy Date. If we have not received your initial single premium payment as of the Issue Date, the first Monthly Deduction Day will be the date the policy is delivered and the initial single premium is paid. If the Policy Date is prior to the Issue Date, then the first Monthly Deduction Day will be the first occurence of the Monthly Deduction Day after the Issue Date of the policy. In this case, the deductions made on the first Monthly Deduction Day will cover the period from the Policy Date until the first occurence of the Monthly Deduction Day after the Issue Date, as if the policy were issued on the Policy Date.

MORTALITY AND EXPENSE RISK: The risk that the group of lives we have insured under our policies will not live as long as we expect (mortality risk); and the risk that the cost of issuing and administering the policies will be greater than we have estimated (expense risk).

NET AMOUNT AT RISK: The difference between the Life Insurance Benefit and the policy's Cash Value. See "Policy Payment Information--Life Insurance Benefit" for more information.

POLICY DATA PAGE: Page 2 of your policy. The Policy Data Page contains your policy's specifications.

POLICY DATE: The date we use as the starting point for determining Policy Years and Monthly Deduction Days. Unless another date is chosen, the Policy Date will be determined as follows: (a) if you paid the initial single premium with your application and obtained a temporary coverage agreement, the Policy Date will be the date of the temporary coverage agreement; and (b) if you did not pay the initial single premium with your application and therefore no temporary coverage agreement was obtained, the Policy Date will be the date the policy is delivered and the initial single premium is paid. You can find your Policy Date on the Policy Data Page. If you did not pay the initial single premium with your application, then you will be notified of the new Policy Date after your payment of the initial single premium is received by us. You can request another Policy Date if it is preferable to pay premiums on that date or have policy values accrue as of that date, by providing us with your signed request.

POLICY GAIN: An amount equal to the Cash Value minus the sum of the total premiums paid for the initial single premium and any Underwritten Increase(s).

POLICY PROCEEDS: The benefit we will pay to your beneficiary when we receive proof that the insured died while the policy is in effect. It is equal to the Life Insurance Benefit minus any outstanding loans accrued loan interest, and any unpaid monthly deduction charges.

POLICY YEAR: The twelve-month period starting on your Policy Date, and each twelve-month period thereafter.

PRIMARY INSURED:  The person who is insured under the base policy.

SEPARATE ACCOUNT: NYLIAC Variable Universal Life Separate Account-I, a segregated asset account NYLIAC established to receive and invest net premiums that are allocated to the Investment Divisions.

SEPARATE ACCOUNT VALUE: An amount equal to the cash value allocated to the Separate Account.

SURRENDER CHARGE FREE WINDOW: The amount of a surrender or partial withdrawal that is not subject to a surrender charge. In any Policy Year this amount is the greater of 10% of the policy's cash value (minus any partial withdrawals already taken in that Policy Year) or 100% of the Policy Gain.

UNDERWRITTEN INCREASE: An unplanned premium payment, subject to underwriting, that is counted in the calculation of the Adjusted Total Premium.

VPSC:  Variable Products Service Center.

VSC: Virtual Service Center. The VSC provides up-to-date policy information through the internet. See "How To Reach Us For Policy Services" for more information.

                           MANAGEMENT AND ORGANIZATION

                                     INSURER

           New York Life Insurance and Annuity Corporation ("NYLIAC")
         (a wholly-owned subsidiary of New York Life Insurance Company)
                                51 Madison Avenue
                               New York, NY 10010

                                   YOUR POLICY

     SPVUL is offered by NYLIAC. Policy assets allocated to the Investment Divisions are invested in NYLIAC Variable Universal Life Separate Account-I (the "Separate Account"), which has been in existence since June 4,1993. SPVUL offers life insurance protection, a death benefit guarantee, loans and withdrawals (which may be subject to a surrender charge), and the ability to invest in up to 21 investment options, including the Investment Divisions, a Fixed Account and the DCA Extra Account.

     The policies are variable. This means that the Cash Value will fluctuate based on the investment experience of the Investment Divisions you select. The interest credited on the money allocated to the Fixed Account and the DCA Plus Account may also vary. NYLIAC does not guarantee the investment performance of the Separate Account or of the Eligible Portfolios. You bear the entire investment risk with respect to amounts allocated to the Investment Divisions of the Separate Account. We offer no assurance that the investment objectives of the Investment Divisions will be achieved. Accordingly, amounts allocated to the Investment Divisions of the Separate Account are subject to the risks inherent in the securities markets and, specifically, to price fluctuations in the Eligible Portfolios' investments.

     STATE VARIATIONS Certain provisions of the policies may differ from the general description in this prospectus, and certain riders and options may not be available because of legal requirements or restrictions in your state. See your policy for specific variations, because any such state variations will be included in your policy, or in riders or endorsements attached to your policy. See your registered representative or contact us for specific information that may be applicable to your state. Also, see Appendix B for a summary of state variations.

                           ABOUT THE SEPARATE ACCOUNT

     NYLIAC Variable Universal Life Separate Account-I (the "Separate Account") is a segregated asset account that NYLIAC has established to receive and invest your net premiums. NYLIAC established the Separate Account on June 4, 1993 under the laws of the State of Delaware, in accordance with resolutions set forth by the NYLIAC Board of Directors. The Separate Account is registered as a unit investment trust with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940, as amended (the "1940 Act"). This registration does not mean that the SEC supervises the management, investment practices, or policies of the Separate Account.

     Although the assets of the Separate Account belong to NYLIAC, these assets are held separately from the other assets of NYLIAC, and under applicable insurance law cannot be charged for liabilities incurred in any other business operations of NYLIAC (except to the extent that assets in the Separate Account exceed the reserves and other liabilities of the Separate Account). These assets are not subject to the claims of our general creditors. The income, capital gains, and capital losses incurred on the assets of the Separate Account are credited to or are charged against the assets of the Separate Account without regard to income, capital gains, and capital losses arising out of any other business NYLIAC may conduct. Therefore, the investment performance of the Separate Account is entirely independent of both the investment performance of NYLIAC's Fixed Account or any other separate account of NYLIAC.

     The Separate Account currently consists of 38 Investment Divisions available under the policy. After the end of the Free Look period, premium payments allocated to the Investment Divisions are invested exclusively in the corresponding Eligible Portfolios of the Funds.

                                   OUR RIGHTS

     We may take certain actions relating to our operations and the operations of the Separate Account. We will take these actions in accordance with applicable laws including obtaining any required approval of the Securities and Exchange Commission ("SEC") and any other required regulatory approvals. If necessary, we will seek approval of our policyowners.

     Specifically we reserve the right to:

       -- add or remove any Investment Division;
       -- create new separate accounts;
       -- combine the Separate Account with one or more other separate accounts; -- operate the Separate Account as a management investment company under the 1940 Act or in any other form permitted by law;
       -- deregister the Separate Account under the 1940 Act;
     -- manage the Separate Account under the direction of a committee or discharge such committee at any time;
       -- transfer the assets of the Separate Account to one or more other separate accounts;
       -- restrict or eliminate any of the voting rights of policyowners or other persons who have voting rights as to the Separate Account; and -- change the name of the Separate Account.

     (See the SAI for more information.)

THE FIXED ACCOUNT AND THE DCA EXTRA ACCOUNT

     The Fixed Account and DCA Extra Account are supported by the assets in our General Account, which includes all of our assets except those assets specifically allocated to separate accounts. These assets are subject to the claims of our general creditors. We can invest the assets of the Fixed Account and DCA Extra Account however we choose, within limits. Your interest in the Fixed Account and DCA Extra Account is not registered under the Securities Act of 1933, as amended (the "1933 Act"), and the Fixed Account and DCA Extra Account are not registered as an investment company under the 1940 Act. Therefore, generally, you do not have the benefits and protections of these statutes for amounts allocated to the Fixed Account or the DCA Extra Account.

HOW TO REACH US FOR POLICY SERVICES

     You can reach us in several ways. Please send service requests to us at one of the Variable Products Service Center addresses listed on the first page of this prospectus.

     In addition, as described below, you can contact us through the Internet at our Virtual Service Center ("VSC") and through an automated telephone service called the Interactive Voice Response System ("lVR").

     All NYLIAC requirements must be met in order for us to process your service requests. Please review all service request forms carefully and provide all required information as applicable to the transaction. If requirements are not met, we will not be able to process your service request. We will make every reasonable attempt to notify you in writing of this situation. It is important that you inform NYLIAC of an address change so that you can receive important statements.

     Faxed requests are not acceptable and will not be honored at any time. In addition, we will not accept e-mailed requests for policy transactions or e-mails of imaged, signed service requests. E-mail inquiries that are non-transactional may be sent through our Virtual Service Center once they have passed all security protocols to identify the policyowner.

       -- VIRTUAL SERVICE CENTER AND INTERACTIVE VOICE RESPONSE SYSTEM

     Through the VSC and the IVR, you can get up-to-date information about your policy and request transfers, allocation changes and loans. We may revoke VSC and IVR privileges for certain policyowners (See "Description of the Policy--Investment Divisions and the Fixed Account--Limits on Transfers").

     To enable you to access the VSC and IVR, we will send you a Personal Identification Number ("PIN"). Along with your Social Security Number, the PIN will give you access to the IVR using the toll-free number, 1-800-598-2019. You should protect your PIN and your Social Security Number, because our self-service options will be available to anyone who provides your Social Security number and your PIN. We will not be able to verify that the person providing electronic service instructions via the VSC or IVR is you or is authorized by you.

     In order to obtain policy information online via the VSC, you are required to register for access. Visit WWW.NEWYORKLIFE.COM/VSC and click the "Register Now" button to enroll. You will be required to register a unique User Name and Password to gain access. In a safe and secure environment, you can, among other things, access policy values, change your address, download service forms, view policy statements, and submit policy transactions.

     We will use reasonable procedures to make sure that the instructions we receive through the VSC and IVR are genuine. We are not responsible for any loss, cost, or expense for any actions we take based on instructions received through the IVR or the VSC that we believe are genuine. We will confirm all transactions in writing.

     Service requests are binding on all policyowners if a policy is jointly owned. Transfer, allocation changes and loans, and loan requests received after 4:00 p.m. (Eastern Time) on a Business Day, or received on a non-Business Day, will be priced as of the next Business Day.

     We make the VSC and IVR available at our sole discretion. In addition, availability of the VSC or IVR may be interrupted temporarily at certain times. We do not assume responsibility for any loss if service should become unavailable. If you are experiencing problems, you can send service requests to us at one of the addresses listed on the first page of this prospectus.

       -- VSC

     The VSC is available Monday through Friday, from 7 a.m. until 4 a.m. and Saturdays from 7 a.m. to 10 p.m. (Eastern Time).

     The VSC enables you to:

     - e-mail your registered representative or VPSC;

     - view and download policy statements;

     - obtain current policy values;

     - transfer assets between investment options;

     - change the allocation of future premium payments;

     - reset your password;

     - change your address; and

     - obtain service forms.

       -- IVR

     The IVR is available 24 hours a day, seven days a week. We record all calls.

     The IVR enables you to:

     - obtain current policy values;

     - transfer assets between investment options;

     - change the allocation of future premium payments;

     - request a loan on your policy; and

     - speak with one of our Customer Service Representatives on any Business Day Monday through Friday from 9:00 a.m. to 6:00 p.m. (Eastern Time).

     By sending a completed Telephone Request Form to VPSC at one of the addresses listed on the first page of this prospectus, you can authorize a third party to access your policy information, and to make fund transfers, allocation changes, and other permitted transactions through a Customer Service Representative. The Customer Service Representative will require certain identifying information (e.g., Social Security Number, address of record, date of birth) before taking any requests or providing any information to ensure that the individual giving instructions is authorized.

     NYLIAC does not permit current and former Registered Representatives to have authorization to request transactions on behalf of their clients. Authorization to these Registered Representatives will be limited to accessing policy information only.

                          FUNDS AND ELIGIBLE PORTFOLIOS

     The Portfolios of each Fund eligible for investment, along with their advisers and investment objectives, are listed in the following table. For more information about each of these Portfolios, please read the prospectuses, found in the accompanying book of underlying fund prospectuses. The Fund's prospectus should be read carefully before any decision is made concerning the allocation of premium payments to an Investment Division corresponding to a particular Eligible Portfolio.

     We receive payments or compensation from the Funds or their investment advisers, or from other service providers of the Funds (who may be affiliates of NYLIAC) in connection with administration, distribution and other services We provide with respect to the Eligible Portfolios and their availability through the policies. These payments may be derived, in whole or in part, from the advisory fee charged by the Fund and deducted from Fund assets. NYLIAC may use these payments for any corporate purpose, including payment of expenses that NYLIAC and/or its affiliates incur in administering the Policies, and in its role as an intermediary of the funds. Policyowners, through their indirect investment in the Funds, bear the costs of these advisory fees.

     The amounts We receive may be substantial, may vary by Eligible Portfolio, and may depend on how much policy value is invested in the particular Eligible Portfolio or Fund. NYLIAC and its affiliates may profit from these payments. Currently, We receive payments or revenue under various arrangements in amounts ranging from 0.05% to 0.35% annually of the aggregate net asset value of the shares of some of the Eligible Portfolios held by the Investment Divisions. The compensation that your Registered Representative receives remains the same regardless of which Investment Divisions you choose or the particular arrangements applicable to those Investment Divisions.

-------------------------------------------------------------------------------------------------------
               FUND                        INVESTMENT ADVISER                INVESTMENT OBJECTIVE
-------------------------------------------------------------------------------------------------------
 MainStay VP Series Fund, Inc.:          Adviser: New York Life
                                        Investment Management LLC
                                                ("NYLIM")
  --MainStay VP Balanced--                  Subadviser: NYLIM         - Seeks high total return.
     Initial Class
  --MainStay VP Bond--                            NYLIM               - Seeks highest income over the
     Initial Class                                                      long term consistent with
                                                                        preservation of principal.
  --MainStay VP Capital              Subadviser: MacKay Shields LLC   - Seeks long-term growth of
     Appreciation--                            ("MacKay")               capital. Divided income, if
     Initial Class                                                      any, is an incidental
                                                                        consideration.
  --MainStay VP Cash Management            Subadviser: MacKay         - Seeks as high a level of
                                                                        current income as is considered
                                                                        consistent with the
                                                                        preservation of capital and
                                                                        liquidity.
  --MainStay VP Common Stock--                    NYLIM               - Seeks long-term growth of
     Initial Class                                                      capital, with income as a
                                                                        secondary consideration.
  --MainStay VP Conservative                      NYLIM               - Seeks current income and,
     Allocation--Initial Class                                          secondarily, long-term growth
                                                                        of capital.
  --MainStay VP Convertible--              Subadviser: MacKay         - Seeks capital appreciation
     Initial Class                                                      together with current income.

-------------------------------------------------------------------------------------------------------
               FUND                        INVESTMENT ADVISER                INVESTMENT OBJECTIVE
-------------------------------------------------------------------------------------------------------
 MainStay VP Series Fund, Inc.
  (continued):

  --MainStay VP Floating Rate--             Subadviser: NYLIM         - Seeks to provide high current
     Initial Class                                                      income.
  --MainStay VP Government--               Subadviser: MacKay         - Seeks a high level of current
     Initial Class                                                      income, consistent with safety
                                                                        of principal.
  --MainStay VP Growth                            NYLIM               - Seeks long-term growth of
     Allocation--                                                       capital.
     Initial Class
-------------------------------------------------------------------------------------------------------

  --MainStay VP High Yield                 Subadviser: MacKay         - Seeks maximum current income
     Corporate Bond--Initial                                            through investment in a
     Class                                                              diversified portfolio of high
                                                                        yield, high risk debt
                                                                        securities. Capital
                                                                        appreciation is a secondary
                                                                        objective.
  --MainStay VP ICAP Select             Subadviser: Institutional     - Seeks superior total return.
     Equity--                             Capital LLC ("ICAP")
     Initial Class
  --MainStay VP International              Subadviser: MacKay         - Seeks to provide long-term
     Equity--                                                           growth of capital commensurate
     Initial Class                                                      with an acceptable level of
                                                                        risk by investing in a
                                                                        portfolio consisting primarily
                                                                        of non-U.S. equity securities.
                                                                        Current income is a secondary
                                                                        objective.
-------------------------------------------------------------------------------------------------------

  --MainStay VP Large Cap              Subadviser: Winslow Capital    - Seeks long-term growth of
     Growth--                                Management Inc.            capital.
     Initial Class
  --MainStay VP Mid Cap Core--                    NYLIM               - Seeks long-term growth of
     Initial Class                                                      capital.
  --MainStay VP Mid Cap Growth--           Subadviser: MacKay         - Seeks long-term growth of
     Initial Class                                                      capital.
  --MainStay VP Mid Cap Value--            Subadviser: MacKay         - Seeks to realize maximum long-
     Initial Class                                                      term total return from a
                                                                        combination of capital
                                                                        appreciation and income.
  --MainStay VP Moderate                          NYLIM               - Seeks long-term growth of
     Allocation--Initial Class                                          capital and, secondarily,
                                                                        current income.
  --MainStay VP Moderate Growth                   NYLIM               - Seeks long-term growth of
     Allocation--Initial Class                                          capital and, secondarily,
                                                                        current income.
  --MainStay VP S&P 500 Index--                   NYLIM               - Seeks to provide investment
     Initial Class                                                      results that correspond to the
                                                                        total return performance (and
                                                                        reflect reinvestment of
                                                                        dividends) of common stocks in
                                                                        the aggregate, as represented
                                                                        by the S&P 500(R) Index.
  --MainStay VP Small Cap                  Subadviser: MacKay         - Seeks long-term capital
     Growth--                                                           appreciation by investing in
     Initial Class                                                      securities of small-cap
                                                                        companies.
  --MainStay VP Total Return--             Subadviser: MacKay         - Seeks to realize current income
     Initial Class                                                      consistent with reasonable
                                                                        opportunity for future growth
                                                                        of capital and income.
-------------------------------------------------------------------------------------------------------

 AIM Variable Insurance Funds
  --AIM V.I. International                 AIM Advisors, Inc.         - The Fund's investment objective
     Growth Fund--Series I Shares                                       is to provide long-term growth
                                                                        of capital. The Fund seeks to
                                                                        meet its objective by investing
                                                                        in a diversified portfolio of
                                                                        international equity securities
                                                                        whose issuers are considered to
                                                                        have strong earnings momentum.
-------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------
               FUND                        INVESTMENT ADVISER                INVESTMENT OBJECTIVE
-------------------------------------------------------------------------------------------------------
 AllianceBernstein(R) Variable
 Products Series Fund, Inc.
  --Alliance Bernstein VPS Small         AllianceBernstein L.P.       - Seeks long-term growth of
     / Mid Cap Value                                                    capital.
     Portfolio--Class A Shares
-------------------------------------------------------------------------------------------------------

 Calvert Variable Series, Inc.:
  --CVS Calvert Social Balanced          Adviser: Calvert Asset       - CVS Social Balanced seeks to
     Portfolio                                 Management               achieve a competitive total
                                              Company, Inc.             return through an actively
                                      Subadvisers (equity portion):     managed Portfolio of stocks,
                                     New Amsterdam Partners LLC and     bonds and money market
                                     SSgA Funds Management, Inc. (No    instruments which offer income
                                       subadviser on fixed income       and capital growth opportunity
                                                portion)                and which satisfy the
                                                                        investment and social criteria.
-------------------------------------------------------------------------------------------------------

 Dreyfus Investment Portfolios:
  --Dreyfus IP Technology                The Dreyfus Corporation      - The Portfolio seeks capital
     Growth--                                                           appreciation. To pursue this
     Initial Shares                                                     goal, the Portfolio normally
                                                                        invests at least 80% of its
                                                                        assets in the stocks of growth
                                                                        companies of any size that
                                                                        Dreyfus believes to be leading
                                                                        producers or beneficiaries of
                                                                        technological innovation.
-------------------------------------------------------------------------------------------------------

 DWS Variable Series II
  --DWS Dreman Small Mid Cap         Deutsche Investment Management   - The Portfolio seeks long-term
     Value VIP--Class A Shares               Americas, Inc.             capital appreciation.
                                        Subadviser: Dreman Value
                                            Management L.L.C.
-------------------------------------------------------------------------------------------------------

 Fidelity Variable Insurance
 Products Fund:
  --Fidelity(R) VIP                  Adviser: Fidelity Management &   - Seeks long-term capital
     Contrafund(R)--                     Research Company (FMR)         appreciation.
     Initial Class                     Subadvisers: FMR Co., Inc.
                                                ("FMRC"),
                                     Fidelity Research and Analysis
                                            Company ("FRAC"),
                                     Fidelity Management & Research
                                        (U.K.) Inc. ("FMR U.K."),
                                         Fidelity International
                                      Investment Advisors ("FIIA"),
                                         Fidelity International
                                       Investment Advisors (U.K.)
                                        Limited ["FIIA (U.K.)L"],
                                       Fidelity Investments Japan
                                             Limited ("FIJ")
-------------------------------------------------------------------------------------------------------

  --Fidelity(R) VIP Equity-          Adviser: Fidelity Management &   - Seeks reasonable income. The
     Income--                            Research Company (FMR)         Fund will also consider the
     Initial Class                          Subadvisers: FMRC           potential for capital
                                                  FRAC                  appreciation. The fund's goal
                                                FMR U.K.                is to achieve a yield which
                                                  FIIA                  exceeds the composite yield on
                                              FIIA (U.K.) L             the securities comprising the
                                                   FIJ                  Standard and Poor's(SM) Index
                                                                        (S&P 500--Registered
                                                                        Trademark--).
-------------------------------------------------------------------------------------------------------

 Janus Aspen Series:
  --Janus Aspen Series                Janus Capital Management, LLC   - Long-term capital growth,
     Balanced--                                                         consistent with the
     Institutional Shares                                               preservation of capital and
                                                                        balanced by current income.
  --Janus Aspen Series Worldwide                                      - Long-term growth of capital in
     Growth--Institutional Shares                                       a manner consistent with the
                                                                        preservation of capital.
-------------------------------------------------------------------------------------------------------

 MFS(R) Variable Insurance
 Trust(SM)
  --MFS(R) Utilities                     Massachusetts Financial      - Seeks total return.
     Series--Initial Class              Services Company ("MFS")
-------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------
               FUND                        INVESTMENT ADVISER                INVESTMENT OBJECTIVE
-------------------------------------------------------------------------------------------------------
 Royce Capital Fund:
  --Royce Micro-Cap                      Royce & Associates, LLC      - Seeks long-term growth of
     Portfolio--Investment Class                                        capital.
  --Royce Small-Cap                                                   - Seeks long-term growth of
     Portfolio--Investment Class                                        capital. Any production of
                                                                        income is incidental to the
                                                                        Fund's investment goal.
-------------------------------------------------------------------------------------------------------
 T. Rowe Price Equity Series,
 Inc.:
  --T. Rowe Price Equity Income      T. Rowe Price Associates, Inc.   - Seeks to provide substantial
     Portfolio                                                          dividend income as well as
                                                                        long-term growth of capital
                                                                        through investments in the
                                                                        common stocks of established
                                                                        companies.
-------------------------------------------------------------------------------------------------------

 Van Eck Worldwide Insurance
 Trust
  --Van Eck Worldwide Hard           Van Eck Associates Corporation   - Seeks long-term capital
     Assets                                                             appreciation.
-------------------------------------------------------------------------------------------------------

 The Universal Institutional
 Funds, Inc.
  --Van Kampen UIF Emerging                    Van Kampen*            - Seeks long-term capital
     Markets Equity--Class I                                            appreciation by investing
                                                                        primarily in growth-oriented
                                                                        equity securities of issuers in
                                                                        emerging market countries.
  --Van Kampen UIF U.S. Real                                          - Seeks above average current
     Estate--Class I                                                    income and long-term capital
                                                                        appreciation by investing
                                                                        primarily in equity securities
                                                                        of companies in the U.S. real
                                                                        estate industry, including real
                                                                        estate investment trusts
                                                                        ("REITs").
-------------------------------------------------------------------------------------------------------




* Morgan Stanley Investment Management, Inc., the investment adviser to the UIF Portfolios, does business in certain instances using the name "Van Kampen."

     You are responsible for choosing the Investment Divisions, and the amounts allocated to each, that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Decisions regarding investment allocations should be carefully considered. YOU BEAR THE RISK OF ANY DECLINE IN THE VALUE OF YOUR POLICY RESULTING FROM THE PERFORMANCE OF THE PORTFOLIOS YOU HAVE CHOSEN.

     In making your investment selections, we encourage you to thoroughly investigate all of the information regarding the Eligible Portfolios that is available to you, including each Fund's prospectus, statement of additional information, and annual and semi-annual reports. Other sources such as the Fund's website or newspapers and financial and other magazines provide more current information, including information about any regulatory actions or investigations relating to a Fund or Eligible Portfolio. After you select Investment Divisions for your initial single premium, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

     NYLIAC does not provide investment advice and does not recommend or endorse any particular Eligible Portfolio or Portfolios.

     The Investment Divisions invest in the corresponding Eligible Portfolios. You can allocate net premium payment or transfer Cash Value to a maximum of 21 investment options from among the 38 Investment Divisions, the Fixed Account and/or DCA Extra Account. You can transfer all or part of the Cash Value of your policy among the investment options tax free and within the limits described in this prospectus.

     The Investment Divisions offered through the SPVUL policy, described in this prospectus and the SAI, are different and may have different investment performance from mutual funds that may have similar names, the same adviser, the same investment objective and policies and similar portfolio securities.

                                INVESTMENT RETURN


     The investment return of your policy is based on the accumulation units you have in each Investment Division of the Separate Account, the amount you have in the Fixed Account and DCA Extra Account, the investment experience of each Investment Division as measured by its actual net rate of return, and the interest rate we credit on the amount you have in the Fixed Account and/or DCA Extra Account.

     The investment experience of an Investment Division of the Separate Account reflects increases or decreases in the net asset value of the shares of the corresponding Eligible Portfolio, any dividend or capital gains distributions, and any charges against the assets of the Investment Division. We determine this investment experience from the end of one valuation day to the end of the next valuation day.

     We will credit any amounts in the Fixed Account and/or DCA Extra Account with a fixed interest rate that we declare periodically, in advance, and at our sole discretion. This rate will never be less than an annual rate of 3%. We may credit different interest rates to loaned and unloaned amounts in the Fixed Account. All premiums applied to the Fixed Account and DCA Extra Account, and all amounts transferred to the Fixed Account, receive the loaned amount rate or the unloaned amount rate in effect at that time. Interest accrues daily and is credited on each Monthly Deduction Day.

                                     VOTING

     We will vote the shares held in the Investment Divisions of the Separate Account of the Eligible Portfolios at any regular and special shareholder meetings of the Funds. We will vote these shares according to the instructions we receive from our policyowners who have invested their premiums in Investment Divisions that invest in the Fund holding the meeting. However, if the law changes to allow us to vote the shares in our own right, we may decide to do so.

     While your policy is in effect, you can provide voting instructions to us for each Investment Division in which you have assets. The number of votes you are entitled to will be determined by dividing the units you have invested in an Investment Division by the net asset value per unit for the Eligible Portfolio underlying that Investment Division.

     We will determine the number of votes you are entitled to on the date established by the underlying Fund for determining shareholders that are eligible to vote at the meeting of the relevant Fund. We will send you voting instructions prior to the meeting according to the procedures established by the Fund. We will send proxy material, reports, and other materials relating to the Fund to each person having a voting interest.

     We will vote the Fund shares for which we do not receive timely instructions in the same proportion as the shares for which we receive timely voting instructions. As a result, because of proportional voting, a small number of policyowners may control the outcome of the vote. We will use voting instructions to abstain from voting on an item to reduce the number of votes eligible to be cast.

                       CHARGES ASSOCIATED WITH THE POLICY

     As with all life insurance policies, certain charges apply. The following is a summary explanation of these charges. (See "Additional Information About Charges" in the SAl for more information.)

   DEDUCTIONS FROM ADJUSTED TOTAL PREMIUM, CASH VALUE AND THE SEPARATE ACCOUNT

     Each Monthly Deduction Day, we will deduct an asset-based administrative charge (for Policy Years 1-10), a cost of insurance charge and a premium expense charge (for Policy Years 11 and beyond), from your policy's Cash Value. We will also deduct on each monthly Deduction Day a Mortality and Expense Risk charge from the Investment Divisions of the Separate Account. If you have elected the Expense Allocation feature, the policy charges will be deducted according to those instructions.

     If we have not received your initial single premium payment as of the Issue Date, the first Monthly Deduction Day will be the date the policy is delivered and the initial single premium is paid. If the Policy Date is prior to the Issue Date, then the first Monthly Deduction Day will be the first occurence of the Monthly Deduction Day after the Issue Date of the policy. In this case, the deductions made on the first Monthly Deduction Day will cover the period from the Policy Date until the first occurence of the Monthly Deduction Day after the Issue Date, as if the policy were issued on the Policy Date.

PREMIUM EXPENSE CHARGE

     On each Monthly Deduction Day in Policy Years 11 and beyond, we will deduct a monthly premium expense charge. The current premium expense charge deducted in Policy Years 11 and beyond will be equal to 2.0%, or $20 per $1,000, as an annual percentage of the policy's Adjusted Total Premium. This charge will be deducted to cover our expenses of selling the policy to you and our state Premium tax and Federal tax expenses in Policy Years 11 and beyond resulting from payment of premiums and Underwritten Increases under the Policy. We reserve the right to increase this charge. However, we guarantee that the premium expense charge will never exceed 2.5% of Adjusted Total Premium in Policy Years 11 and beyond.

MONTHLY ASSET-BASED ADMINISTRATIVE CHARGE

     On each Monthly Deduction Day for Policy Years 1-10, we will deduct a monthly asset-based administrative charge to cover our costs for providing certain administrative services, including premium collection, record-keeping, processing claims, and communicating with policyowners. This charge will also cover our State Premium Tax and Federal Tax expenses in Policy Years 1-10 resulting from payment of premiums and Underwritten Increases under the policy.

     Currently, we deduct a monthly asset-based administrative charge equal to 2.25% of the Cash Value. We guarantee that we will never charge more than 2.25% of the Cash Value of the policy. No monthly asset-based administrative charge will be deducted in Policy Years 11 and beyond.

COST OF INSURANCE CHARGE

     Each Monthly Deduction Day, we currently deduct a charge from the Cash Value for the cost of providing a Life Insurance Benefit to you each month. We determine the current monthly cost of insurance based upon our underwriting of your policy. This current cost of insurance charge is a percentage (based on the insured's issue age, gender and underwriting class) of the Cash Value. The Cash Value varies based on the performance of the Investment Divisions selected, outstanding loans (including loan interest), charges, and premium payments. Changes to the monthly cost of insurance rates will be based on changes in future expectations of such factors as mortality, investment income, expenses, and persistency. As SPVUL is offered with simplified underwriting, healthy individuals will pay higher current cost of insurance rates than they would pay under a substantially similar policy offered by NYLIAC using a different underwriting method.

     The guaranteed maximum charge is equal to the Net Amount at Risk multiplied by a monthly cost of insurance rate. The Net Amount of Risk is equal to the difference between the policy's Life Insurance Benefit and its Cash Value. The Cash Value varies based on the performance of the Investment Divisions selected, outstanding loans (including loan interest), charges, and premium payments. The Life Insurance Benefit is at least as great as the policy's Face Amount. The cost of insurance rates will never exceed the guaranteed maximum cost of insurance rates for your policy. We base the guaranteed rates on the 2001 Commissioner's Standard Ordinary Age Last Birthday (ALB) Male/Female Smoker and Nonsmoker Mortality Tables appropriate to the insured's underwriting class.

MORTALITY AND EXPENSE RISK CHARGE

       -- Current--We currently deduct a monthly Mortality and Expense Risk charge that is equal to an annual rate of 0.50%, or $5.00 per $1000, of the Cash Value in the Separate Account. If the charge is insufficient to cover actual costs and assumed risks, the loss will fall on NYLIAC. We expect to profit from this charge. We may use these funds for any corporate purpose, including expenses relating to the sale of the policies.

       -- Guaranteed Maximum--We guarantee that the monthly Mortality and Expense Risk charge will never exceed an annual rate of 0.75%, or $7.50 per $1000, of the Cash Value in the Separate Account.

EXPENSE ALLOCATION

     With the Expense Allocation feature, you choose how to allocate certain policy expenses. These include monthly cost of insurance, the monthly asset-based administrative charge (for Policy Years 1-10), the Mortality and Expense Risk Charge and the monthly premium expense charge (for Policy Years 11 and beyond). You can instruct us at the time of the application and any time thereafter to have expenses deducted from the MainStay VP Cash Management Investment Division, the Fixed Account, or a combination of the two.

     If the values in the MainStay VP Cash Management Investment Division or the Fixed Account are insufficient to pay these charges, we will deduct as much of the charges as possible from these allocation alternatives. The remainder of the charges will be deducted proportionately from each of the Investment Divisions. If you do not instruct us as to how you would like the expenses allocated, these charges will be deducted proportionately from each of the Investment Divisions and any unloaned amount in the Fixed Account.

CHARGES FOR FEDERAL INCOME TAXES

     We do not currently deduct a charge from the Investment Divisions for our federal income taxes, although we may do so in the future to reflect possible changes in the law that increase such costs.

FUND CHARGES

     Each Investment Division of the Separate Account purchases shares of the corresponding Portfolio at the net asset value. The net asset value reflects the investment advisory fees and other expenses that are deducted from the assets of the Portfolio by that Fund. The advisory fees and other expenses are not fixed or specified under the terms of the policy and may vary from year to year. These fees and expenses are described in the Funds' prospectuses. (See "Table of Fees and Expenses--Fund Annual Expenses" for more information.)

                               TRANSACTION CHARGES

SURRENDER CHARGES

     If you surrender your policy (or take a partial withdrawal in excess of the Surrender Charge Free Window in any Policy Year) during the first nine Policy Years, we will deduct a Surrender Charge. Underwritten Increases made during the Surrender Charge Period will increase the amount of surrender charges deducted. The Surrender Charge will be assessed on the amount of Cash Value withdrawn in any Policy Year that is in excess of the Surrender Charge Free Window. The Surrender Charge Free Window is the greater of 10% of the policy Cash Value (minus any partial withdrawals already taken in that Policy Year) or 100% of Policy Gain. The charge will never be greater than the maximum surrender charges shown on the Policy Data Page.

     For example, a male insured aged 55, nonsmoker class, with an initial single premium of $30,000, would pay a charge of $2,067.81 if he surrenders his policy at the end of the first Policy Year, calculated as follows:

(Cash Value at time of surrender = $30,634.18)

     Step 1: Calculate the Surrender Charge Free Window as the greater of:
             10% of the Cash Value ($30,634.18) = $3,063.42, or
             100% of the Policy Gain = $30,634.18 - $30,000 = $634.18
             Surrender Charge Free Window = $3,063.42

     Step 2: Calculate the amount of the Cash Value upon which the surrender charge will be assessed as the:
             Cash Value - Surrender Charge Free Window
             $30,634.18 - $3,063.42 = $27,570.76

     Step 3: Calculate the amount of the surrender charge by multiplying the result in Step 2 by the applicable percentage as specified on the Policy Data Page:
             $27,570.76 x 7.5% = $2,067.81

     As noted above, surrender charges also apply to partial withdrawals, in excess of the Surrender Charge Free Window, that are taken from the policy.

PARTIAL WITHDRAWAL CHARGE

     When you make a partial withdrawal, we reserve the right to deduct a fee, not to exceed $25, for processing the partial withdrawal.

TRANSFER CHARGE

     We currently do not charge for transfers made between Investment Divisions. However, we have a right to charge $30 per transfer for any transfer in excess of 12 in a Policy Year.

EXERCISE OF LIVING BENEFITS RIDER

     A one-time charge will apply if you exercise the Living Benefits Rider.

                                  LOAN CHARGES

     We currently charge an effective annual loan interest rate of 4.00%. We may increase or decrease this rate but we guarantee that the rate will never exceed 6.00%. When you request a loan, a transfer of funds will be made from the Separate Account (or DCA Extra Account, if so requested) to the Fixed Account so that the Cash Value in the Fixed Account is at least 100% of the requested loan plus any outstanding loans, including accrued loan interest.

     When you take a loan against your policy, the loaned amount we hold in the Fixed Account may earn interest at a different rate from the rate we charge you for loan interest. For the first ten Policy Years, the rate we currently credit on loaned amounts is 1.00% less than the rate we charge for loan interest. Beginning in the eleventh Policy Year, the rate we currently credit on loaned amounts is 0.50% less than the rate we charge for loan interest. The rate we credit on loaned amounts will never be less than 2.00% less than the rate we charge for policy loans. We guarantee that the interest rate we credit on loaned amounts will always be at least 3%. (See "Loans" for more information.)

                            DESCRIPTION OF THE POLICY

                                   THE PARTIES


     There are three important parties to the policy: the POLICYOWNER, the PRIMARY INSURED, and the BENEFICIARY. One individual can have one or more of these roles. Each party plays an important role.

POLICYOWNER: This person or entity can purchase and surrender a policy, and can make changes to it, such as:

       -- increase the Face Amount

       -- change/add/delete riders

       -- change the beneficiary

       -- choose/change underlying investment options

       -- take a loan against or take a partial withdrawal from the Cash
          Surrender Value of the policy

     The current policyowner has the right to transfer ownership to another party/entity. The person having the right to transfer the ownership of the policy must do so by using the Company's approved "Transfer of Ownership" form in effect at the time of the request. Please note that the completed Transfer of Ownership form must be in a form acceptable to us and sent to VPSC at one of the addresses listed on the first page of this prospectus. When the Company records the change, it will take effect as of the date the form was signed, subject to any payment made or other action taken by the Company before recording. Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who becomes the owner of an existing policy. This means the new policyowner will be required to provide their name, address, date of birth, and other identifying information. A transfer of ownership request also requires that the new policyowner(s) submit financial and suitability information as well.

INSURED: This individual's personal information determines the cost of the life insurance coverage. The policyowner also may be the Primary Insured.

BENEFICIARY: The beneficiary is the person(s) or entity(ies) the policyowner specifies on our records to receive the Policy Proceeds. The policyowner can name his or her estate as the beneficiary.

     Who is named as Policyowner and Beneficiary may impact whether and to what extent the Life Insurance Benefit may be received on a tax-free basis. See the discussion under "Federal Income Tax Considerations--Life Insurance Status of Policy--IRC Section 101(j)--Impact on Employer-Owned Policies" for more information.

                                   THE POLICY

     The policy provides life insurance protection on the named Primary Insured, and pays Policy Proceeds when that insured dies while the policy is in effect. The policy offers: (1) permanent life insurance protection; (2) access to the policy's Cash Surrender Value through loans and partial withdrawal privileges (within limits); (3) a death benefit guarantee; (4) additional benefits through the use of optional riders; and (5) a selection of premium and expense allocation options, consisting of 38 Investment Divisions, and a Fixed Account and DCA Extra Account with guaranteed minimum interest rates.

     We will pay the designated beneficiary the Policy Proceeds if the policy is still in effect when the Insured dies. Your policy will stay in effect as long as the policy Cash Value, less any outstanding policy loans and accrued loan interest, is sufficient to pay your policy's monthly deductions or the death benefit guarantee is invoked.

     Prior to the anniversary on which the Insured is age 121, the Life Insurance Benefit is equal to (1) the policy Face Amount or (2) a percentage of the Cash Value necessary for the policy to qualify as life insurance under
Section 7702 of the IRC, as specified in the policy. However, if the death benefit guarantee has been invoked, the Life Insurance Benefit will be equal to the amount of the death benefit guarantee. See "Definitions--Life Insurance Benefit," "Description of the Policy--Maturity Date," and "Policy Payment Information--Life Insurance Benefit" for more information.

HOW THE POLICY IS AVAILABLE

     SPVUL is available as a Non-Qualified policy only.

POLICY PREMIUMS

     When you purchase an SPVUL policy you pay an initial single premium payment. If you choose to apply for an Underwritten Increase, and we approve the application, we will increase the Life Insurance Benefit under the policy to meet federal tax requirements. An Underwritten Increase, if approved, will also result in an increase to the policy's Face Amount and death benefit guarantee. We reserve the right to refuse any additional premium payments, including Underwritten Increases, that violate federal tax requirements. The initial single premium payment and any Underwritten Increase(s) are also subject to the premium limits shown on the Policy Data Page. If there is a loan outstanding on the policy, it must be fully repaid before you are allowed to make any Underwritten Increases. Other than the initial single premium, there are no required premium payments. However, you may be required to make additional premium payments to keep your policy in effect if the death benefit guarantee is not in effect. You can also pay additional premiums to keep your policy in effect if you decide you do not want the death benefit guarantee invoked. Such additional premium payments to keep the policy in effect can be made up to policy maturity, are not considered Underwritten Increases, are not subject to the premium limits shown on the Policy Data Page and will not increase the policy's Face Amount or the death benefit guarantee amount. Only the initial single premium payment and any Underwritten Increases will increase the policy's Face Amount and death benefit guarantee. (See "Premiums" for more information.)

     The currently available methods of payment are: direct payments to NYLIAC and any other method agreed to by us.

                                   CASH VALUE

     The Cash Value of this policy at any time is equal to the total value of your policy's accumulation units in the Separate Account and any amount in the Fixed Account and/or DCA Extra Account. This amount is allocated based on the instructions you give us. A number of factors affect your policy's Cash Value, including, but not limited to:

       -- the amount and frequency of the premium payments;

       -- the investment experience of the Investment Divisions you choose;

       -- the interest credited on the amount in the Fixed Account and DCA Extra
          Account;

       -- the amount of any partial withdrawals you make (including any charges you incur as a result of a withdrawal); and

       -- the amount of charges we deduct.

     The Cash Value is not necessarily the amount you receive when you surrender your policy. (See "Partial Withdrawals and Surrenders" for details about surrendering your policy.)

          INVESTMENT DIVISIONS, THE FIXED ACCOUNT AND DCA EXTRA ACCOUNT


     We allocate your premium payments among the available Investment Divisions that you select (See "Management and Organization--Funds and Eligible Portfolios" for a list of available Investment Divisions), the Fixed Account and the DCA Extra Account, based on your instructions. You can allocate your premium to a maximum of 21 investment options from among the 38 Investment Divisions, the Fixed Account and/or the DCA Extra Account. Only the initial single premium (or any portion thereof) may be allocated to the DCA Extra Account.

AMOUNT IN THE SEPARATE ACCOUNT

     We use the amount allocated to an Investment Division to purchase accumulation units within that Investment Division. We redeem accumulation units from an Investment Division when amounts are loaned, withdrawn, transferred, partially surrendered, fully surrendered or deducted for charges or loan interest. We calculate the number of accumulation units purchased or redeemed in an Investment Division by dividing the dollar amount of the transaction by the Investment Division's accumulation unit value. On any given day, the amount you have in the Separate Account is the value of the accumulation units you have in all of the Investment Divisions of the Separate Account. The value of the accumulation units you have in a given Investment Division equals the current accumulation unit value for the Investment Division multiplied by the number of accumulation units you hold in that Investment Division.

     We determine accumulation unit values for the Investment Divisions as of the end of each valuation day. A "valuation day" is any day the New York Stock Exchange is open for regular trading.

AMOUNT IN THE FIXED ACCOUNT AND DCA EXTRA ACCOUNT

     You can choose to allocate all or part of your premium payment(s) to the Fixed Account and, within limits, to the DCA Extra Account. Only the initial single premium payment (or any portion thereof) may be allocated to the DCA Extra Account. The amount you have in the Fixed Account and/or DCA Extra Account equals:

          (1) the sum of the premium payments you have allocated to the Fixed Account and/or DCA Extra Account;

     plus (2) any transfers you have made from the Separate Account to the Fixed
              Account (no transfers can be made to the DCA Extra Account);

     plus (3) any interest credited to the Fixed Account and/or DCA Extra
Account;

     less (4) any amounts you have withdrawn from the Fixed Account and/or DCA
              Extra Account;

     less (5) any charges we have deducted from the Fixed Account and/or DCA
              Extra Account;

     less (6) any transfers you have made from the Fixed Account and/or DCA
              Extra Account to the Separate Account.

TRANSFERS AMONG INVESTMENT DIVISIONS, THE FIXED ACCOUNT AND DCA EXTRA ACCOUNT

     You can transfer all or part of the Cash Value of your policy: (1) from the Fixed Account to the Investment Divisions of the Separate Account, (2) from the DCA Extra Account to the Investment Divisions of the Separate Account, (3) from the Investment Divisions of the Separate Account to the Fixed Account, or (4) among the Investment Divisions in the Separate Account. You can allocate Cash Value to a maximum of 21 investment options from among the 38 Investment Divisions, the Fixed Account and/or DCA Extra Account.

     You can request a transfer under the following conditions:

       -- Maximum Transfer-The maximum amount you can transfer from the Fixed
          Account to the Investment Divisions during any Policy Year is the greater of (i) 20% of the amount in the Fixed Account at the beginning of the Policy Year or (ii) $5,000. This means, for example, if you have $50,000 in the Fixed Account, it will take you 8 years to transfer out the entire amount.

       During any period when the interest rate credited on the amount in the Fixed Account is equal to 3%, the maximum amount you can transfer to the Fixed Account during any Policy Year is the greater of (i) 20% of the total amount in the Investment Divisions at the beginning of the Policy Year or (ii) $5,000. This limit, however, will not apply if the insured was age 65 or older on the most recent policy anniversary. If you have exceeded the transfer limit in any Policy Year that the limit becomes effective, you cannot make any additional transfers to the Fixed Account during that Policy Year while the limit remains in effect. We will count transfers made in connection with the Dollar Cost Averaging, Automatic Asset Reallocation, and Interest Sweep options as transfers toward these maximum limits. Transfers made in connection with the DCA Extra Account will not count toward these maximum transfer limits.

       -- Minimum Transfer-The minimum amount you can transfer from an Investment Division or the Fixed Account is the lesser of (i) $500 or
          (ii) the total amount in the Investment Division or the Fixed Account.

       Minimum Transfer limitations do not apply to transfers made from the DCA Extra Account to the Investment Divisions or the Fixed Account.

       -- Minimum Remaining Value-If a transfer will cause the amount you have in an Investment Division or the Fixed Account to be less than $500, we will transfer the entire amount in the Investment Division and/or Fixed Account you have chosen.

       -- Transfer Charge: We may impose a charge of up to $30 per transfer for each transfer after the first twelve in any Policy Year. We will deduct this charge from amounts in the Investment Divisions and amounts not held as collateral for a loan in the Fixed Account in proportion to amounts in these investment options. We will not count any transfer made in connection with the Dollar Cost Averaging, Automatic Asset Reallocation, and Interest Sweep options as a transfer toward the twelve transfer limit.

       -- How to request a transfer:

     (1) submit your request in writing on a form we approve to the Variable Products Service Center ("VPSC") at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing);

     (2) use the Interactive Voice Response system at 800-598-2019;

     (3) speak to a customer service representative at 800-598-2019 on Business Days between the hours of 9:00 am and 6:00 pm Eastern Time; or

     (4) make your request through the Virtual Service Center (VSC).

     Faxed requests are not acceptable and will not be honored at any time. In addition, we will not accept e-mailed requests or e-mails of imaged, signed requests.

     Transfer requests received after 4:00 pm Eastern Time on a Business Day, or received on a non-Business Day, will be priced as of the next Business Day. (See "Management and Organization--Our Rights--How to Reach Us for Policy Services" for more information.)

LIMITS ON TRANSFERS

     Procedures Designed to Limit Potentially Harmful Transfers-This policy is not intended as a vehicle for market timing. Accordingly, your ability to make transfers under the policy is subject to limitation if we determine, in our sole opinion, that the exercise of that privilege may disadvantage or potentially hurt the rights or interests of other policyowners.

     Any modification of the transfer privilege could be applied to transfers to or from some or all of the Investment Divisions. If not expressly prohibited by the policy, we may, for example:

       -- reject a transfer request from you or from any person acting on your behalf

       -- restrict the method of making a transfer

       -- charge you for any redemption fee imposed by an underlying Fund

       -- limit the dollar amount, frequency or number of transfers.

     Currently, if you or someone acting on your behalf requests EITHER IN WRITING, BY TELEPHONE, AND/OR ELECTRONICALLY, transfers into or out of one or more Investment Divisions on three or more days within any 60-day period, we will send you a letter notifying you that a transfer limitation has been exceeded. If we receive an additional transfer request that would result in transfers into or out of one or more Investment Divisions on three or more days within any 60 day period, we will process the transfer request. Thereafter, we will immediately suspend your ability to make transfers electronically and by telephone, regardless of whether you have received the warning letter. All subsequent transfer requests for your policy must then be made through the U.S. mail or an overnight courier and received by VPSC at one of the addresses listed on the first page of this prospectus. We will provide you with written notice when we take this action.

     We currently do not include the following transfers in these limitations, although we reserve the right to include them in the future: transfers to and from the Fixed Account; the first transfer into the Investment Divisions at the expiration of the free look period; the first transfer out of the Mainstay VP Cash Management Investment Division within six months of the issuance of a policy; and transfers made pursuant to the Dollar Cost Averaging, Automatic Asset Reallocation, and Interest Sweep options.

     WE MAY CHANGE THESE LIMITATIONS OR RESTRICTIONS OR ADD NEW ONES AT ANY TIME WITHOUT PRIOR NOTICE; YOUR POLICY WILL BE SUBJECT TO THESE CHANGES REGARDLESS OF THE ISSUE DATE OF YOUR POLICY. All transfers are subject to the limits set forth in the prospectus in effect on the date of the transfer request, regardless of when your policy was issued. Note, also, that any applicable transfer rules, either as indicated above or that we may utilize in the future, will be applied even if we cannot identify any specific harmful effect from any particular transfer.

     We apply our limits on transfers procedures to all owners of this policy without exception.

     Orders for the purchase of Fund portfolio shares are subject to acceptance by the relevant Fund. We will reject or reverse, without prior notice, any transfer request into an Investment Division if the purchase of shares in the corresponding Fund portfolio is not accepted by the Fund for any reason. For transfers into multiple Investment Divisions, the entire transfer request will be rejected or reversed if any part of it is not accepted by any one of the Funds. We will provide you with written notice of any transfer request we reject or reverse. You should read the Fund prospectuses for more details regarding their ability to refuse or restrict purchases or redemptions of their shares. In addition, pursuant to Rule 22c-2 of the Investment Company Act of 1940, a Fund may require us to share specific policyowner transactional data with them, such as taxpayer identification numbers and transfer information.

     Risks Associated with Potentially Harmful Transfers - Our procedures are designed to limit potentially harmful transfers. We cannot guarantee, however, that our procedures will be effective in detecting and preventing all transfer activity that could disadvantage or potentially hurt the rights or interests of other policyowners. The risks described below apply to policyowners and other persons having material rights under the policies.

       -- We do not currently impose redemption fees on transfers or expressly limit the number or size of transfers in a given period. Redemption fees, transfer limits, and other procedures or restrictions may be more or less successful than our procedures in deterring or preventing potentially harmful transfer activity.

       -- Our ability to detect and deter potentially harmful transfer activity may be limited by policy provisions.

       -- (1) The underlying Eligible Portfolios may have adopted their own policies and procedures with respect to trading of their respective shares. The prospectuses for the underlying Fund portfolios, in effect at the time of any trade, describe any such policies and procedures. The trading policies and procedures of an underlying Eligible Portfolio may vary from ours and be more or less effective at preventing harm. Accordingly, the sole protection you may have against potentially harmful frequent transfers is the protection provided by the procedures described herein.

       (2) The purchase and redemption orders received by the underlying Eligible Portfolios reflect the aggregation and netting of multiple orders from owners of this policy and other variable policies issued by us. The nature of these combined orders may limit the underlying Eligible Portfolios' ability to apply their respective trading policies and procedures. In addition, if an underlying Eligible Portfolio believes that a combined order we submit may reflect one or more transfer requests from owners engaged in potentially harmful transfer activity, the underlying Eligible Portfolio may reject the entire order and thereby prevent us from implementing any transfers that day. We do not generally expect this to happen. Alternatively, Funds may request information on individual policyowners transactions and may impose restrictions on individual policyowner transfer activity.

       -- Other insurance companies, which invest in the Eligible Portfolios underlying this policy, may have adopted their own policies and procedures to detect and prevent potentially harmful transfer activity. The policies and procedures of other insurance companies may vary from ours and be more or less effective at preventing harm. If their policies and procedures fail to successfully discourage potentially harmful transfer activity, there could be a negative effect on the owners of all of the variable policies, including ours, whose variable investment options correspond to the affected underlying Eligible Portfolios.

       -- Potentially harmful transfer activity could result in reduced performance results for one or more Investment Divisions, due to among other things:

     (1) an adverse effect on portfolio management, such as:

              a) impeding a portfolio manager's ability to sustain an investment objective;

              b) causing the underlying Eligible Portfolio to maintain a higher level of cash than would otherwise be the case; or

              c) causing an underlying Eligible Portfolio to liquidate investments prematurely (or otherwise at an otherwise inopportune time) in order to pay withdrawals or transfers out of the underlying Eligible Portfolio.

     (2) increased administrative and Fund brokerage expenses.

     (3) dilution of the interests of long-term investors in an Investment Division if purchases or redemptions into or out of an underlying Eligible Portfolio are made when, and if, the underlying Eligible Portfolio's investments do not reflect an accurate value (sometimes referred to as "time-zone arbitrage" and "liquidity arbitrage").

ADDITIONAL BENEFITS THROUGH RIDERS

     Subject to jurisdictional availability, you can apply for additional benefits at any time (subject to age restrictions) by selecting one or both of the following riders:

       -- LIVING BENEFITS RIDER (ALSO KNOWN AS ACCELERATED BENEFITS RIDER IN
          MOST JURISDICTIONS): Under this rider, if the insured has a life expectancy of 12 months or less, you can request a portion or all of the Policy Proceeds as an accelerated Death Benefit. A one-time charge is assessed if this rider is exercised. LBR may be elected when the policy is issued.

       -- SPOUSE'S PAID-UP INSURANCE PURCHASE OPTION RIDER: Upon the insured's death, this rider allows a spouse who is the named beneficiary to purchase a new paid-up whole life insurance policy on his or her own life without evidence of insurability.

     See the SAI for more information about riders.

OPTIONS AVAILABLE AT NO ADDITIONAL CHARGE

       -- DOLLAR COST AVERAGING Dollar Cost Averaging is a systematic method of investing that allows you to purchase shares of any Investment Division(s) at regular intervals in fixed dollar amounts so that the cost of your shares is averaged over time and over various market cycles. You can elect this option at any time as long as the policy's Cash Value is $2,500 or more. To set up Dollar Cost Averaging, you must send a completed Dollar Cost Averaging form to the VPSC at one of the addresses listed on the first page of this prospectus. (See the SAI for more information.)

       -- DOLLAR COST AVERAGING EXTRA ACCOUNT ("DCA EXTRA ACCOUNT") (MAY BE
          DISCONTINUED AT ANY TIME) The Dollar Cost Averaging Extra program permits you to set up automatic dollar cost averaging using the DCA Extra Account when an initial single premium payment is made. The DCA Extra Account must be elected at the time your policy is issued. (See SAI for more information.)

       -- AUTOMATIC ASSET REALLOCATION If you choose this feature, we will reallocate your assets automatically among the Investment Divisions on a schedule you select in order to maintain a predetermined percentage invested in the Investment Division(s) you have selected. You can elect this option at any time as long as the Cash Value allocated to the Separate Account is $2,500 or more. To set up Automatic Asset Allocation, you must send a completed Automatic Asset Reallocation form to the VPSC at one of the addresses listed on the first page of this prospectus. Once AAR is established, it will continue until we receive a written cancellation request to the VPSC at one of the addresses listed on the first page of this prospectus. (See the SAI for more information.) Separate requests to transfer funds among the Investment Divisions, Fixed Account and DCA Extra Account will not stop a previously scheduled Automatic Asset Reallocation.

       -- INTEREST SWEEP You can instruct us to periodically transfer the interest credited to the Fixed Account into the Investment Division(s) you specify. You can elect this option at any time as long as the amount in the Fixed Account is $2,500 or more. To set up the Interest Sweep feature, you must send a completed Interest Sweep form to the Variable Products Service Center (VPSC) at one of the addresses listed on the first page of this prospectus.

       -- EXPENSE ALLOCATION At any time, you can choose how to allocate certain policy expenses. (See "Charges Associated with the Policy--Deductions from Cash Value" for details.)

MATURITY DATE

     Your policy matures on the policy anniversary on which the insured is age
121. One year before your policy's maturity date, we will notify you that on your maturity date you may elect to:

     (1) continue the policy with the death benefit guarantee (if the death benefit guarantee is in effect);

     (2) continue the policy without the death benefit guarantee; or

     (3) surrender the policy for the Cash Surrender Value.

     If you do not make an election and the death benefit guarantee is in effect, or if you affirmatively elect to continue the policy with the death benefit guarantee, we will transfer all amounts you have allocated to the Investment Divisions and Fixed Account to a Cash Management investment division. The policy's death benefit guarantee amount will be the greater of, at maturity, the death benefit guarantee amount or the Cash Value. We will not assess any further Monthly Deductions, but we will continue to assess a Mortality and Expense Risk charge on the Cash Value that remains in the Separate Account. The Eligible Portfolios will continue to deduct their own fees and expenses. You will not be permitted to make transfers into any other Investment Division or make additional premium payments into any Investment Division other than the Cash Management investment division. On the death of the Insured, if your policy is still in effect, the designated beneficiary will be paid the greater of: (a) the death benefit guarantee amount as calculated at age 121 less any unpaid loan, accrued loan interest and partial surrender(s) taken on or after the Age 121 Policy Anniversary or (b) the policy Cash Surrender Value less any Mortality and Expense Risk Charges due for that month.

     If you do not make an election and the death benefit guarantee is not in effect, or if you affirmatively elect to continue the policy without the death benefit guarantee, your Cash Value will remain invested in the same investment options as before maturity. We will not assess any further Monthly Deductions, but we will continue to assess a Mortality and Expense Risk charge on the Cash Value that remains in the Separate Account. The Eligible Portfolios will continue to deduct their own fees and expenses. On the death of the Insured, if your policy is still in effect, the designated beneficiary will be paid the policy Cash Surrender Value less any Mortality and Expense Risk Charges due for that month.

     In all cases, new policy loans can be requested, loan repayments will be allowed and loan interest will continue to accrue at the current loan interest rate. Partial surrenders will also continue to be allowed. In addition, any benefit in effect under a rider attached to the policy that permits the purchase of additional insurance on a spouse will end. Unless we agree, any other riders attached to the policy will also end.

     If you choose to surrender your policy, you must submit a written notification, in a form acceptable to us, to VPSC at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing).

     The federal income tax treatment of a life insurance contract is uncertain after the insured is age 100. (See "Federal Income Tax Considerations--Status of Policy After Insured is Age 100" for more information). Please consult your tax advisor regarding the tax implications of these options.

TAX-FREE "SECTION 1035" INSURANCE POLICY EXCHANGES

     Generally, you can exchange one life insurance policy for another in a "tax-free exchange" under Section 1035 of the IRC. Before making an exchange, you should compare both policies carefully. Remember that if you exchange another policy for the one described in this prospectus, you might have

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

to pay a surrender charge on your old policy. There will be a new surrender charge period for this policy and other charges may be higher (or lower), and the benefits may be different. If the exchange does not qualify for Section 1035 treatment, you may have to pay federal income and penalty taxes on the exchange. You should not exchange another policy for this one unless you determine, after knowing all of the facts, that the exchange is in your best interest.

24 MONTH EXCHANGE PRIVILEGE

     Within the first 24 months after the Issue Date of your policy, if you decide that you do not want to own a variable policy, you can exchange your policy for a new permanent plan of life insurance that we (or one of our affiliates) offer for this purpose. The new policy will have the same Policy Date, issue age, and risk classification as your original policy, but will not offer variable investment options such as the Investment Divisions. You may choose for the new policy to have either a face amount equal to the initial Face Amount of this policy on the date of the exchange or the same initial Death Benefit amount.

     In order to exchange your policy:

       -- your policy must be in effect on the date of the exchange;

       -- you must repay any unpaid loan (including any accrued loan interest);
          and

       -- you must submit a written request in a form acceptable to us to VPSC at one of the addresses listed on the first page of this prospectus.

     We will process your request for an exchange on the later of: (a) the date you send in your written request along with your policy or (b) the Business Day on which we receive the necessary payment for your exchange at VPSC at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing). The policy exchange will be effective on the later of these two dates. Requests received after 4:00 p.m. (Eastern Time) on a Business Day, or received on a non-Business Day, will be processed as of the next Business Day. The amount applied to your new policy will be the policy's Cash Value plus a refund of all cost of insurance charges taken as of the date of the exchange. We will require you to make any adjustment to the premiums and Cash Values of your variable policy and the new policy, if necessary. When you exchange your policy, all riders and benefits for that policy will end, unless otherwise required by law.

                                    PREMIUMS

     At the time you purchase your policy, you pay an initial single premium and, subject to restrictions, you can pay additional premiums. If there is a loan outstanding on the policy, it must be repaid in full before you will be allowed to make Underwritten Increases. Contact your Registered Representative or VPSC for the limits applicable to your policy. The currently available methods of payment are: direct payment to NYLIAC and any other method agreed to by us. ACCEPTANCE OF INITIAL AND SUBSEQUENT PREMIUM PAYMENTS IS SUBJECT TO OUR SUITABILITY STANDARDS.

     You can pay an initial single premium amount and any Underwritten Increase(s) within the premium limits shown on the Policy Data Page.

     An unplanned premium, including an Underwritten Increase, is a payment you make after the initial single premium is made.

       -- While the insured is living, you may make unplanned premium payments, including an Underwritten Increase, at any time before the policy anniversary on which the insured is age 81. If, however, payment of an unplanned premium, other than an Underwritten Increase, will cause the Life Insurance Benefit of your policy to increase more than the Cash Value will increase, we may require proof of insurability before accepting that payment and applying it to your policy. The Life Insurance Benefit increase may occur in order for your policy to continue to qualify as life insurance under the IRC.

       -- If you exchange another life insurance policy to acquire this policy under IRC Section 1035, we will treat the proceeds of that exchange as an unplanned premium.

       -- The minimum unplanned premium amount we allow is $5,000.

       -- We may limit the number and amount of any unplanned premium payments, including any Underwritten Increase. We will not accept an Underwritten Increase if, at the time of application, it would exceed the premium limits shown on the Policy Data Page. See Policy Payment Information--Life Insurance Benefit.

     Unplanned premiums remitted on a policy with an outstanding loan balance will automatically be applied first as a loan repayment. Any excess will be refunded to you.

     An Underwritten Increase is an unplanned premium payment, subject to underwriting, that is counted toward the calculation of the Adjusted Total Premium. The death benefit guarantee and face amount of the policy are both increased by the amount of any Underwritten Increase. An Underwritten Increase must be submitted with a written application and any proof of insurability that we require to VPSC at one of the addresses listed on the first page of this prospectus. It will take effect on the Monthly Deduction Day on or next following the date we approve the application for the Underwritten Increase. New contestability and suicide exclusion periods will apply to any Underwritten Increase, beginning on the effective date of such increase.

     On policies where the death benefit guarantee is not in effect, you may need to make additional premium payments so that the Cash Value of your policy less outstanding policy loans and accrued loan interest is sufficient to pay the charges needed to keep your policy in effect. On policies where the death benefit guarantee is in effect, you may also pay additional premiums to keep your policy in effect if you decide you do not want the death benefit guarantee invoked. Unlike Underwritten Increases, such additional premium payments to keep your policy in effect can be made up to policy maturity, will not increase the policy's face amount or death benefit guarantee and are not subject to the premium limits shown on the Policy Data Page. A policy that is maintained with a Cash Value less outstanding policy loans and accrued loan interest just sufficient to cover deductions and charges is more likely to be unable to maintain this level of Cash Value because of market fluctuation and other performance-related risks. Your policy can lapse if the Cash Value less outstanding policy loans and accrued loan interest is insufficient to cover monthly deduction charges.

     Factors that are considered in determining your initial single premium payment are the insured's age at issue, underwriting class, gender, and policy Face Amount.

     Unplanned premium payments must be sent to NYLIAC, 75 Remittance Drive, Suite 3021, Chicago, IL 60675-3021 or by express mail to NYLIAC, Suite 3021, c/o The Northern Trust Bank, 330 North Orleans Street, Receipt & Dispatch, 8(th) Floor, Chicago, IL 60654. ACCEPTANCE OF INITIAL AND SUBSEQUENT PREMIUM PAYMENTS IS SUBJECT TO OUR SUITABILITY STANDARDS.

TIMING AND VALUATION

     Your premium will be credited to your policy on the Business Day that it is received, assuming it is received prior to 4:00 p.m. Eastern Time. Any premiums received after that time will be credited to your policy on the next Business Day.

     The Fund assets making up the Investment Divisions will be valued only on those days that the NYSE is open for trading. Generally, the NYSE is closed on Saturdays, Sundays and major U.S. holidays.

FREE LOOK

     You have the right to cancel your policy, within certain limits. Under the Free Look provision of your policy, in most jurisdictions, you have 20 days after you receive your policy to return it and receive a refund. You may cancel Underwritten Increases with respect to your policy under the same time limits. (See "State Variations" for state-by-state details.) To receive a refund, you must return the policy to the VPSC at one of the addresses listed on the first page of the prospectus (or any other address we indicate to you in writing) or to the registered representative from whom you purchased the policy, along with a written request for cancellation in a form acceptable to us.

     We will allocate premium payments you make with your application or during the Free Look period to our General Account until the end of the Free Look period. On the Business Day following the Free Look period, we will allocate the net premium plus any accrued interest to the Investment Divisions you have selected.

     If you cancel your policy, however, we will pay you only the greater of (a) your policy's Cash Value calculated as of the Business Day either the VPSC or the registered representative through whom you purchased it receives the policy along with the written request for cancellation, or (b) the total premium payments you have made, less any loans and any partial withdrawals you have taken.

     If you cancel an Underwritten Increase with respect to your policy, we will refund the portion, if any, of that premium payment allocated to the increase.

PREMIUM PAYMENTS

     Premium payments must be mailed to one of the addresses listed on the first page of this prospectus. The initial single premium payment and any Underwritten Increase(s) are subject to the premium limits shown on the Policy Data Page. ACCEPTANCE OF INITIAL AND SUBSEQUENT PREMIUM PAYMENTS IS SUBJECT TO OUR SUITABILITY STANDARDS.

     All premium payments you make during the Free Look period are applied to our General Account. After the Free Look period, we apply your premium along with any interest credited, to the Investment Divisions of the Separate Account and/or the Fixed Account according to the most recent premium allocation election you have given us. You can change the premium allocation any time you make a premium payment by submitting a revised premium allocation form to one of the addresses listed for payment of subsequent premiums on the first page of this prospectus. Your revised premium allocation selections will be effective as of the Monthly Deduction Day on or next following the date VPSC receives the revised premium allocation form at one of the addresses listed on the first page of this prospectus.

     A 9-year surrender charge period will be applied to the initial single premium and any Underwritten Increases made during that period. The initial single premium effective date will start the 9-year surrender charge period. Each premium's effective date will start a separate contestability and suicide exclusion period.

     Loan repayments are not subject to surrender charges.

PREMIUM PAYMENTS RETURNED FOR INSUFFICIENT FUNDS

     If your premium payment is returned by the bank for insufficient funds, we will reverse the investment options you have chosen and charge you a $20 fee for each returned payment. In addition, if we incur any losses as a result of the reversed investment options, we will deduct the amount of the loss from your policy's Cash Value.

                           POLICY PAYMENT INFORMATION

WHEN LIFE INSURANCE COVERAGE BEGINS

     If you have coverage under a conditional temporary coverage agreement and if the policy is issued, the policy will replace the temporary coverage. Your coverage under the policy will be deemed to have begun on the Policy Date.

     In all other cases, if the policy is issued, coverage under the policy will take effect when we receive the initial single premium payment that you are required to make when the policy is delivered to you. You can call 1-800-598-2019 to determine if we have received your premium payment.

     The monthly deduction of charges will be taken from the initial single premium payment effective with the first Monthly Deduction Day. If on the Issue Date, we have not yet received the initial single premium for the policy, the first Monthly Deduction Day will be the date the policy is delivered and the initial single premium is paid. If the Policy Date is prior to the Issue Date, then the first Monthly Deduction Day will be the first occurence of the Monthly Deduction Day after the Issue Date of the policy. In this case, the deductions made on the first Monthly Deduction Day will cover the period from the Policy Date until the first occurence of the Monthly Deduction Day after the Issue Date, as if the policy were issued on the Policy Date.

CHANGING THE FACE AMOUNT OF YOUR POLICY

     You can increase the Face Amount of your policy by applying for an Underwritten Increase under certain circumstances once it is in force. The Face Amount of your policy affects the Life Insurance Benefit to be paid and the death benefit guarantee.

     To increase the Face Amount of your policy, you must submit an Underwritten Increase with a written application and any proof of insurability to VPSC at one of the addresses listed on the first page of this prospectus. The minimum Underwritten Increase allowed is $5,000. An Underwritten Increase will not be accepted if, at the time of application, it would exceed the premium limits shown on the Policy Data Page. If there is a loan outstanding on the policy, it must be fully repaid before you are allowed to make any Underwritten Increase(s). If an Underwritten Increase is approved, it will take effect on the Monthly Deduction Day on or next following the date we approve the Underwritten Increase.

     You should consider the following consequences when increasing the Face Amount of your policy:

       -- additional cost of insurance charges;

       -- additional Premium Expense Charges (in Policy Years 11 and beyond);

       -- a new suicide and contestability period applicable only to the amount of the Underwritten Increase;

       -- an Underwritten Increase made during the Surrender Charge Period will increase the amount of surrender charges deducted;

       -- a possible change in the life insurance percentage applied to the entire policy under Section 7702 of the IRC; and

       -- a possible new seven-year testing period for modified endowment contract status.

     For more information about changing the Face Amount of your policy, see the SAI.

POLICY PROCEEDS

     We will pay proceeds to your beneficiary when we receive satisfactory proof that the Insured died. These proceeds will equal:

           1) the Life Insurance Benefit, valued as of the date of death;

     plus 2) the death benefit payable for any riders in effect on the Insured on the date of the Insured's death;

     less 3) any outstanding loans (including any accrued loan interest as of the date of death) on the policy;

     less 4) any past due monthly deductions.

     We will pay interest on these proceeds from the date the insured died until the date we pay the proceeds. See "Policy Payment Information--Life Insurance Benefit" for more information.

PAYEES

     The beneficiary is the person(s) or entity/ies you have specified on our records to receive the Policy Proceeds. You have certain options regarding the policy's beneficiary:

       -- You name the beneficiary when you apply for the policy. The beneficiary will receive the Policy Proceeds after the Insured dies.

       -- You can elect to have different classes of beneficiaries, such as primary and secondary, where these classes determine the order of payment. You may identify more than one beneficiary per class.

       -- To change a revocable beneficiary while the Insured is living you must send a written request in a form acceptable to us to VPSC at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing).

       -- If no beneficiary is living when the insured dies, we will pay the Policy Proceeds to you (the Policyowner) or, if you are deceased, to your estate.

WHEN WE PAY POLICY PROCEEDS

     If the policy is still in effect, NYLIAC will pay any Cash Surrender Value, partial withdrawals, loan proceeds, or the Policy Proceeds generally within seven days after we receive all of the necessary requirements at VPSC at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing).

     Under the following situations, payment of proceeds may be delayed:

       -- We may delay payment of any loan proceeds attributable to the Separate
          Account, any partial withdrawal from the Separate Account, the Cash Surrender Value, or the Policy Proceeds during any period that:

       (1) we are unable to determine the amount to be paid because the NYSE is closed (other than customary weekend and holiday closings), trading is restricted by the Securities and Exchange Commission ("SEC") or the SEC declares that an emergency exists; or

       (2) the SEC, by order, permits us to delay payment in order to protect our policyowners.

       -- We may delay payment of any portion of any loan or surrender request, including requests for partial withdrawals, from the Fixed Account for up to six months from the date we receive your request.

       -- We may delay payment of the entire Policy Proceeds if we contest the payment. We investigate all death claims that occur within the two-year contestable period. Upon receiving information from a completed investigation, we will make a determination, generally within five days, as to whether the claim should be authorized for payment. Payments are made promptly after the authorization.

       -- Federal laws made to combat terrorism and prevent money laundering by criminals might, in certain circumstances, require us to reject a premium payment and/or "freeze" a policy. If these laws apply in a particular policy(ies), we would not be allowed to pay any request for transfers, withdrawals, surrenders, loans, or Death Benefits. If a policy or an account is frozen, the Cash Value would be moved to a special segregated interest-bearing account and held in that account until instructions are received from the appropriate federal regulator.

       -- If you have submitted a recent check or draft, we have the right to defer payment of any surrender, withdrawal, loan, Death Benefit proceeds, or payments under a settlement option until such check or draft has been honored. It may take up to 15 days for a check to clear through the banking system.

     We add interest to Policy Proceeds from the date of the Insured's death to the date of payment at an annual rate not less than that required by law. We also add interest at a rate, not less than that required by law, if we delay payment of a partial withdrawal or Cash Surrender Value for 30 days or more.

DEATH CLAIMS

     The beneficiary can elect to have the Policy Proceeds paid into an interest-bearing account opened in the beneficiary's name. Within seven days of our receipt of due proof of death and payment instructions at VPSC at one the addresses listed on the first page of this prospectus, we will provide the beneficiary with a checkbook to access these funds from the account. The beneficiary can withdraw all or a portion of the Policy Proceeds at any time, and will receive interest on the proceeds remaining in the account. The account is part of our General Account, is not FDIC insured, and is subject to the claims of our creditors. We may receive a benefit from the amounts held in the account. See "Policy Payment Information--Life Insurance Benefit" for more information.

     We will pay the Policy Proceeds in one sum, subject to any payment we made before notification of death. Any Policy Proceeds will be paid in cash and bear interest compounded each year from the date of the insured's death to the date of payment. We set the interest rate each year. This rate will not be less than that required by law.

LIFE INSURANCE BENEFIT

     Prior to the anniversary on which the Insured is age 121, the Life Insurance Benefit is equal to the greater of (a) the policy Face Amount in force on the Insured's date of death or (b) a percentage of the Cash Value necessary for the policy to qualify as life insurance under Section 7702 of the IRC. You can find this percentage on the Policy Data Page. However, if the death benefit guarantee has been invoked, the Life Insurance Benefit will be equal to the amount of the death benefit guarantee. See "Definitions--Life Insurance Benefit" and "Description of the Policy--Maturity Date" for more information.

     Under Section 7702, a policy will generally be treated as life insurance for federal tax purposes if, at all times, it meets the Cash Value Accumulation Test ("CVAT"). The CVAT does not have a premium limit, but does have a corridor that requires that the Life Insurance Benefit be at least a certain percentage (varying based on age, gender, and risk class of the insured) of the Cash Value. The Life Insurance Benefit must at all times satisfy CVAT. We will not accept an Underwritten Increase if, at that time of application, it would exceed the premium limits shown on the Policy Data Page.

     Tax law provisions relating to "employer-owned life insurance contracts" may impact whether and to what extent the Life Insurance Benefit may be received on a tax-free basis. You may be required to take certain actions before acquiring the Policy in order to ensure that such Benefit may be received on a tax-free basis. See the discussion under "Federal Income Tax Considerations--IRC
Section 101(j)--Impact on Employer-Owned Policies" for more information.

DEATH BENEFIT GUARANTEE

     A death benefit guarantee is automatically included in the policy at issue and equals the policy Face Amount. The death benefit guarantee prevents the policy from lapsing even if the policy's Cash Value less outstanding policy loans and accrued loan interest is insufficient to cover the Monthly Deductions. The death benefit guarantee will not be in effect if the sum of any outstanding loan(s) under the policy plus any accrued loan interest is greater than the policy's Cash Value. However, loan repayments will be accepted to repay the outstanding loan to the extent necessary to allow the death benefit guarantee to be brought back into effect. In addition, partial withdrawals in excess of Policy Gain can reduce the death benefit guarantee. The death benefit guarantee amount can also change if an Underwritten Increase is made or when the Insured reaches age 121. If the Insured dies after the death benefit guarantee has been invoked, the Life Insurance Benefit will equal the amount of the death benefit guarantee.

     Below is an example of the new death benefit guarantee after a partial withdrawal assuming the following:

       -- The owner of a Policy with a $30,000 Face Amount takes a partial withdrawal of $5,000 in the 2(nd) year.

       -- Issue Age of 35

       -- Initial Single Premium at Issue = $30,000

       -- Death benefit guarantee at Issue = $30,000 Face Amount

       -- Cash Value before withdrawal = $33,000

       -- Surrender Charge Free Window = the greater of 10% of the Cash Value minus any partial withdrawals already taken in that Policy Year (($33,000 x 0.1) - 0 = $3,300) or 100% of the Policy Gain ($33,000
          minus $30,000 = $3,000) = $3,300

       -- Value of Partial Withdrawal upon which surrender charge will be assessed = Partial Withdrawal ($5,000) minus Surrender Charge Free Window ($3,300) = $1,700

       -- Surrender Charge = Value of Partial Withdrawal upon which surrender charge will be assessed ($1,700) multiplied by applicable surrender charge percentage (7%) = $119

       -- Cash Value after withdrawal = $27,881 ($33,000 (Cash Value before the partial withdrawal) - 5,000 (partial withdrawal amount) - $119 (surrender charge)


     The new death benefit guarantee equals the policy's reduced face amount:

     The Initial Single Premium plus any Underwritten Increases ($30,000 + $0 = $30,000) minus any partial surrenders and applicable surrender charges that are in excess of Policy Gain ($5,000 + $119 - $3,000 = $2,119) = $30,000 -
      $2,119 or $27,881

The death benefit guarantee amount is now reduced to $27,881.


     Any time the amount of the death benefit guarantee is reduced, that amount becomes the new death benefit guarantee amount.

                          ADDITIONAL POLICY PROVISIONS

LIMITS ON OUR RIGHTS TO CHALLENGE YOUR POLICY

     Generally, we must bring any legal action contesting the validity of your policy within two years of the Issue Date. For any increase in the Face Amount due to an Underwritten Increase, this two-year period shall begin on the effective date of the Underwritten Increase. If this policy ends and is reinstated, we will not contest the policy after it has been in effect during the lifetime of the Insured for two years from the date of reinstatement.

SUICIDE

     If the death of the Insured is a result of suicide within two years of the Issue Date, we will pay a limited life insurance benefit in one sum to the Beneficiary. The limited life insurance benefit is the total amount of premiums, less any outstanding loans (including accrued loan interest) and/or amounts withdrawn.

MISSTATEMENT OF AGE OR GENDER

     If the policy application misstates the insured's age or gender, we will adjust the Cash Value, the Cash Surrender Value, and the Life Insurance Benefit to reflect the correct age and gender. We will adjust the Policy Proceeds provided by your policy based on the most recent mortality charge for the correct date of birth.

ASSIGNMENT

     While the Insured is living, you can assign this policy as collateral for a loan or other obligation. In order for this assignment to be binding on us, we must receive a signed copy of such assignment at VPSC at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing). We are not responsible for the validity of any assignment. If your policy is a modified endowment contract, assigning your policy may result in taxable income to you. (See "Federal Income Tax Considerations" for more information.)

                       PARTIAL WITHDRAWALS AND SURRENDERS

                               PARTIAL WITHDRAWALS

     You can request a partial withdrawal from your policy if the Insured is living, the partial withdrawal being requested is at least $500, and the withdrawal will not cause the policy to fail to qualify as life insurance under IRC Section 7702.

AMOUNT AVAILABLE TO WITHDRAW

     You can withdraw an amount up to the Cash Surrender Value of your policy. We process a partial withdrawal at the price next determined after we receive your written request. If a partial withdrawal would cause the policy's Cash Surrender Value to fall below $10,000, we reserve the right to require a full surrender. See "The Effect of a Partial Withdrawal" for more information on how a partial withdrawal can reduce your Cash Value, thereby reducing your Cash Surrender Value.

REQUESTING A PARTIAL WITHDRAWAL

     You can request a partial withdrawal from your policy by sending a written request to VPSC at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing) or by calling 1-800-598-2019. Please note that partial withdrawal requests for amounts greater than $25,000 or partial withdrawal requests made from policies that are less than 90 days old or that effected an address or ownership change within 30 days of such partial withdrawal must be made in writing and sent to VPSC at one of the addresses listed on the first page of this prospectus.

     We will pay any partial withdrawals generally within seven days after we receive all of the necessary documentation and information. We may, however, delay payment under certain circumstances. (See "Policy Proceeds" for more information.)

     Your requested partial withdrawal will be effective on the date we receive your written request. However, if we receive your request after 4:00 p.m. Eastern Time on a Business Day, or receive it on a non-Business Day, then the requested partial withdrawal will be effective on the next Business Day.

     When you make a partial withdrawal, we reserve the right to deduct a fee, not to exceed $25, for processing the partial withdrawal. You can specify how much of the partial withdrawal you want taken from the amount you have in each of the Investment Divisions and in the Fixed Account and/or DCA Extra Account. If you do not specify how you would like your partial surrender allocated, we will deduct the partial withdrawal and any withdrawal fee from the Investment Divisions, the Fixed Account and/or DCA Extra Account in proportion to the amounts you have in each of these investment options. If you request a partial withdrawal that is greater than the amount in the Investment Divisions, the Fixed Account and/or DCA Extra Account you have chosen, we will reduce the amount of the partial withdrawal to the amount available and pay you that amount less any applicable withdrawal fee and surrender charge.

     A partial withdrawal may result in taxable income and a penalty tax to you. (See "Federal Income Tax Considerations" for more information.)

THE EFFECT OF A PARTIAL WITHDRAWAL

     If you make a partial withdrawal and your policy's Life Insurance Benefit is less than or equal to the Face Amount, we will reduce the Face Amount by the amount of your partial withdrawal and applicable surrender charges in excess of any gain on the policy.

     If your policy's Life Insurance Benefit exceeds the Face Amount, and your policy's Life Insurance Benefit would continue to exceed the Face Amount after the withdrawal, then we will reduce your Life Insurance Benefit by the amount of the Cash Value you withdrew plus any applicable fees and charges, multiplied by an applicable percentage that you will find in your Policy in the table captioned "Table Of Percentages For Life Insurance Benefit For Compliance With IRC Section 7702", and we will reduce the Cash Value on a dollar-for-dollar basis by the amount of your partial withdrawal plus any fees and charges. We will reduce the Face Amount by the amount of your partial withdrawal and applicable surrender charges in excess of any gain in the policy.

SURRENDER CHARGE DUE TO PARTIAL WITHDRAWAL

     For the first nine Policy Years, partial withdrawals in excess of the greater of 10% of policy Cash Value (minus any partial withdrawals already taken in that policy year) or 100% of the Policy Gain will be subject to a surrender charge.

                                   SURRENDERS

CASH SURRENDER VALUE

     The Cash Surrender Value of your policy is the amount we will pay you if you request a full surrender of your policy. The Cash Surrender Value of your policy is equal to the Cash Value of the policy less any surrender charges and any outstanding policy loans (including any accrued loan interest). Since the Cash Value of the policy fluctuates with the performance of the Investment Divisions and the interest credited to the Fixed Account and DCA Extra Account, and because a surrender charge may apply, the Cash Surrender Value may be more or less than the total premium payments you have made less any applicable fees and charges. You can surrender your policy for its Cash Surrender Value at any time while the insured is living. (See "Table of Fees and Expenses" and "Transaction Charges" for more information.)

REQUESTING A SURRENDER

     To surrender the policy, you must send a written notification, in a form acceptable to us, to VPSC at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing).

WHEN THE SURRENDER IS EFFECTIVE

     Your surrender will be effective as of the end of the Business Day VPSC receives your written request. If, however, we receive your request after the closing of regular trading on the New York Stock Exchange, or receive it on a non-Business Day, the requested surrender will be effective on the next Business Day. Generally, we will mail the surrender proceeds within seven days after the effective date, subject to the limits explained in "Policy Payment Information--When We Pay Policy Proceeds" section.

SURRENDER CHARGES

     If you surrender your policy (or take a partial withdrawal in excess of the Surrender Charge Free Window in any Policy Year) during the first nine Policy Years, a surrender charge will apply. We will deduct any applicable surrender charge before we pay you the surrender proceeds. (See "Table of Fees and Expenses" and "Charges Associated with the Policy--Transaction Charges" for more information.) Because the surrender charge may be significant during early Policy Years, you should not purchase this policy unless you intend to hold the policy for an extended period of time. A surrender may result in taxable income and a penalty tax to you. (See "Federal Income Tax Considerations" for more information.)

                                      LOANS

     You can borrow any amount up to the loan value of the policy that equals 90% of your policy's Cash Surrender Value. Since, under most circumstances, the Policy is deemed a modified endowment contract under the IRC, there may be adverse tax consequences if you take a loan. The death benefit guarantee will not be in effect if the sum of any outstanding loan(s) under the policy plus any accrued loan interest is greater than the policy's Cash Value. Loan repayments will be accepted to repay the outstanding loan to the extent necessary to allow the death benefit guarantee to be brought back into effect.

YOUR POLICY AS COLLATERAL FOR A LOAN

     When you request a loan, a transfer of funds will be made from the Separate Account and/or DCA Extra Account to the Fixed Account so that the Cash Value in the Fixed Account is at least 100% of the requested loan plus any outstanding loans, including accrued loan interest. We will transfer these funds from the Investment Divisions of the Separate Account and/or DCA Extra Account in accordance with your instructions or, if you have not provided us with any instructions, in proportion to the amounts you have in each Investment Division, Fixed Account and/or DCA Extra Account. While any policy loan is outstanding, we will not allow you to make any partial withdrawals or transfer any funds from the Fixed Account if the partial withdrawal or transfer would cause the Cash Value of the Fixed Account to fall below 150% (or any lower percentage that may be in effect at that time) of all outstanding loans. If, in addition, the monthly deductions from Cash Value will cause the Cash Value of the Fixed Account to fall below the total amount of all outstanding policy loans and any accrued interest, we reserve the right to take these deductions first from the Investment Divisions of the Separate Account in proportion to the amounts you have in each Investment Division and then from the DCA Extra Account.

LOAN INTEREST

     We currently charge an effective annual loan interest rate of 4%. We may increase or decrease this rate but we guarantee that the rate will never exceed 6%. We will determine the loan interest rate at least once every twelve months, but not more frequently than once every three months. If we increase the rate, we will not increase it by more than 1% per calendar year.

INTEREST ON THE CASH VALUE HELD AS COLLATERAL

     When you take a loan against your policy, the loaned amount we hold in the Fixed Account may earn interest at a different rate from the rate we charge you for loan interest. The rate on the loaned amount in the Fixed Account may also be different from the rate we credit on other amounts in the Fixed Account. The rate we credit on loaned amounts will never be less than 2% less than the rate we charge for policy loans. We guarantee that the interest rate we credit on loaned amounts will always be at least 3%. For the first ten Policy Years, the rate we currently credit on loaned amounts is 1% less than the rate we charge for loan interest. Beginning in the eleventh Policy Year, the rate we currently credit on loaned amounts is 0.5% less than the rate we charge for loan interest. The interest earned on amounts held as collateral for the policy loan will remain in the Fixed Account.

WHEN LOAN INTEREST IS DUE

     The interest we charge on a loan accrues daily and is payable on the earliest of the following dates:

       -- the policy anniversary;

       -- the date you increase or repay a loan;

       -- the date you surrender the policy;

       -- the date the policy lapses;

       -- the date on which the insured dies; or

       -- any other date we specify.

     We will charge any unpaid loan interest due on a policy anniversary against the policy as an additional loan. Since, in most cases, the Policy is deemed to be a modified endowment contract, there may be adverse tax consequences as a result of this charge. You should be aware that the larger the loan becomes relative to the Cash Value, the greater the risk that the remaining Cash Value less outstanding policy loans and accrued loan interest may not be sufficient to support the policy charges and expenses, and the greater the risk of the policy lapsing. In addition, if the interest charged as an additional loan would cause the amount borrowed to exceed 90% of the Cash Surrender Value of the policy, the interest amount will be withdrawn on a pro-rata basis across all Investment Divisions.

LOAN REPAYMENT

     You can repay all or part of a policy loan at any time while your policy is in effect. We will consider any payment we receive from you while you have a loan outstanding to be a loan repayment. When we receive a loan repayment, we will first use that money to repay any portion of the outstanding loan that was originally taken from the Fixed Account. We will refund any excess to you. Loan repayments must be sent to NYLIAC at one of the addresses listed on the first page of this prospectus.

EXCESS LOAN CONDITION

     If the amount of any unpaid loans (including any accrued loan interest) is greater than the Cash Value of your policy, we will mail a notice to you at your last known address. We will also send a copy of the notice to the last known assignee, if any, on our records. If you do not pay the necessary amount within 31 days after the day we mail you this notice, the policy will end. This could result in a taxable gain to you. If the policy is in the late period, the policy will not end earlier than the end of the late period (See "Late Period" below for details).

THE EFFECT OF A POLICY LOAN

     A loan, repaid or not, has a permanent effect on your Cash Value. This effect occurs because the investment results of each Investment Division apply only to the amounts remaining in such Investment Divisions. The longer a loan is outstanding, the greater the effect on your Cash Value. The effect could be favorable or unfavorable. If the Investment Divisions earn more than the annual interest rate for loaned amounts held in the Fixed Account, your Cash Value will not increase as rapidly as it would have had no loan been made. If the Investment Divisions earn less than the interest earned on loaned amounts held in the Fixed Account, then your Cash Value may be greater than it would have been had no loan been made. If not repaid, the aggregate amount of the outstanding loan principal and any accrued interest will reduce the Policy Proceeds that might otherwise be payable.

     Unpaid loan interest generally will be treated as a new loan under the IRC. A loan may result in taxable income and penalty taxes to you. In addition, if the loans taken, including unpaid loan interest, exceed the premiums paid, policy surrender or policy lapse will result in a taxable gain to you. The death benefit guarantee will not be in effect if the sum of any outstanding loan(s) under the policy plus any accrued loan interest is greater than the policy's Cash Value.

                          TERMINATION AND REINSTATEMENT

LATE PERIOD

     If your policy's Cash Value, less any outstanding policy loans and accrued loan interest, on any Monthly Deduction Day is less than the monthly deductions due from the Cash Value for the next policy month and the death benefit guarantee is not in effect at the commencement of the Late Period, your policy will enter a late period for 62 days. During this period, you have the opportunity to pay any premium needed to (a) cover overdue charges and/or (b) the amount necessary to bring the death benefit guarantee back into effect. We will mail a notice to your last known address stating these amounts. We will send a copy to the last known assignee, if any, on our records. We will mail these notices at least 31 days before the end of the late period. Your policy will remain in effect during the late period. However, if you do not send us the required payment(s) postmarked by the end of the late period, the policy will end without any benefits.

     If your policy's Cash Value, less any outstanding policy loans and accrued loan interest, on any Monthly Deduction Day is less than the monthly deductions due from Cash Value for the next policy month, and the death benefit guarantee is in effect at the commencement of the Late Period, then the policy will continue for a late period of 62 days after the Monthly Deduction Day on which the Cash Value, less any outstanding policy loans and accrued loan interest, is insufficient to cover the monthly deduction charges. To inform you of this situation, we will mail a notice to you, at your last known address, at least 31 days before the end of the late period requesting payment of the additional premium amount necessary to keep the policy in force. If you do not send us this additional premium amount postmarked by the end of the late period, and the death benefit guarantee is still in effect, then the death benefit guarantee will be invoked on the Monthly Deduction Day following the expiration of the 62-day late period. We will send a notification to your last known address indicating that the death benefit guarantee has been invoked and the amount of the death benefit guarantee that applies. However, if you do not send us the required amount and the Death Benefit Guarantee is no longer in effect by the end of the Late Period, then the policy will end and there will be no more benefits under the policy.

     Once the death benefit guarantee is invoked, no further charges will be deducted, and no Underwritten Increases, surrenders, partial withdrawals, loans, or changes of premium allocation election will be permitted. The death benefit guarantee amount will be paid as the Life Insurance Benefit when we receive proof that the Insured has died.

     If the Insured dies during the late period, we will pay the Policy Proceeds to the beneficiary. We will reduce the Life Insurance Benefit by any unpaid loan, loan interest, and unpaid monthly deductions due from the Cash Value for the full policy month(s) from the beginning of the late period through the policy month in which the Insured dies.

REINSTATEMENT OPTION

     If your policy has ended, you can request that we reinstate your policy if all of these conditions are met:

       -- you send a written request for reinstatement in a form acceptable to us to VPSC at one of the addresses listed on the first page of this prospectus, within five years after your policy is ended or the death benefit guarantee has been invoked;

       -- the insured is alive; and

       -- you have not surrendered your policy.

     Before we reinstate your policy, we must also receive the following:

     (1) payment equal to an amount sufficient to keep the policy in effect for at least three months;

     (2) satisfactory evidence of insurability if your reinstatement request is more than 90 days after the end of the late period; and

     (3) payment of any unpaid loan and accrued loan interest, together with loan interest at the current interest rate compounded once each year from the end of the late period to the date of reinstatement.

     We will apply your payment to the Investment Divisions and/or the Fixed Account as of the Business Day we receive it and in accordance with your instructions at the time you make such payment. Payments received after 4:00 p.m. on any Business Day, or any non-Business Day, will be credited on the next Business Day. The effective date of reinstatement will be the Monthly Deduction Day on or following the date we approve of your signed request for reinstatement.

     The Cash Value of the reinstated policy will be the Cash Value at the time the policy lapsed.

     During a late period, transfers may be made; however, no new loans or partial withdrawals can be taken.

     Any coverage put into effect as a result of the death benefit guarantee being invoked is terminated upon reinstatement of the policy.

                   DISTRIBUTION AND COMPENSATION ARRANGEMENTS

     NYLIFE Distributors LLC ("NYLIFE Distributors"), the underwriter and distributor of the policies, is registered with the SEC and the Financial Industry Regulatory Authority, Inc. ("FINRA") as a broker-dealer. The firm is an indirect wholly-owned subsidiary of New York Life, and an affiliate of NYLIAC. Its principal business address is 169 Lackawanna Avenue, Parsippany, New Jersey 07054.

     The policies are sold by registered representatives of NYLIFE Securities, Inc. ("NYLIFE Securities"), a broker-dealer that is an affiliate of NYLIFE Distributors, and by registered representatives of unaffiliated broker-dealers. Your registered representative is also a licensed insurance agent with New York Life. He or she may be qualified to offer other forms of life insurance, annuities, and other investment products. In certain circumstances, NYLIFE Securities registered representatives can sell both products manufactured and issued by New York Life or its affiliates and products provided by other companies.

     The selling broker-dealer, and in turn your registered representative, will receive compensation for selling you this policy or any other investment product. Compensation may consist of commissions, asset-based compensation, allowances for expenses, and other compensation programs. The amount of compensation received by your registered representative will vary depending on the policy that he or she sells, on sales production goals, and on the specific payment arrangements of the relevant broker-dealer. Differing compensation arrangements have the potential to influence the recommendation made by your registered representative or broker-dealer.

     Please refer to the Statement of Additional Information for additional information on distribution and compensation arrangements. You may obtain a paper copy of the SAI by mail (at the VPSC at one of the addresses listed on the first page of this prospectus), through the internet on our corporate website (www.newyorklife.com), or by phone on our toll-free number (1-800-598-2019). The SAI is also posted on our corporate website, which is referenced above.

                        FEDERAL INCOME TAX CONSIDERATIONS

OUR INTENT

     Our intent in the discussion in this section is to provide general information about federal income tax considerations related to the policies. This is not an exhaustive discussion of all tax questions that might arise under the policies. This discussion is not intended to be tax advice for you. Tax results may vary according to your particular circumstances, and you may need tax advice in connection with the purchase or use of your policy.

     The discussion in this section is based on our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service ("IRS"). We have not included any information about applicable state or other tax laws. Further, you should note that tax law changes from time to time. We do not know whether the treatment of life insurance policies under federal income tax or estate or gift tax laws will continue. Future legislation, regulations, or interpretations could adversely affect the tax treatment of life insurance policies. Lastly, there are many areas of the tax law where minimal guidance exists in the form of Treasury Regulations or Revenue Rulings. You should consult a tax advisor for information on the tax treatment of the policies, for the tax treatment under the laws of your state, or for information on the impact of proposed or future changes in tax legislation, regulations, or interpretations.

     The ultimate effect of federal income taxes on values under the policy and on the economic benefit to you or the beneficiary depends upon NYLIAC's tax status, upon the terms of the policy, and upon your circumstances.

TAX STATUS OF NYLIAC AND THE SEPARATE ACCOUNT

     NYLIAC is taxed as a life insurance company under Subchapter L of the IRC. The Separate Account is not a separate taxable entity from NYLIAC and we take its operations into account in determining NYLIAC's income tax liability. As a result, NYLIAC takes into account applicable tax attributes of the assets of the Separate Account on its corporate income tax return, including corporate dividends received deductions and foreign tax credits that may be produced by assets of the Separate Account. All investment income and realized net capital gains on the assets of the Separate Account are reinvested and taken into account in determining policy cash values, and are automatically applied to increase the book reserves associated with the policies. Under existing federal income tax law, neither the investment income nor any net capital gains of the Separate Account, are taxed to NYLIAC to the extent those items are applied to increase tax deductible reserves associated with the policies.

CHARGES FOR TAXES

     We cover our expenses for federal taxes we have to pay under Section 848 of the IRC in connection with our receipt of premiums through the monthly asset-based administrative charge (in Policy Years 1-10) and the Premium Expense charge (in Policy Years 11 and beyond). No other charge is currently made to the Separate Account for our federal income taxes that may be attributable to the Separate Account. In the future, we may impose a charge for our federal income tax related costs attributable to the Separate Account. In addition, depending on the method of calculating interest on amounts allocated to the Fixed Account, we may impose a charge for the policy's share of NYLIAC's federal income taxes attributable to the Fixed Account.

     We cover our expenses for state premium taxes we have to pay in connection with our receipt of premiums through the monthly asset-based administrative charge (in Policy Years 1-10) and the Premium Expense charge (in Policy Years 11 and beyond). Under current laws, we may incur state or local taxes other than premium taxes (including income, franchise and capital taxes) in several states and localities. At present, we do not charge the Separate Account for these taxes. We, however, reserve the right to charge the Separate Account for the portion of such taxes, if any, attributable to the Separate Account or the policies.

DIVERSIFICATION STANDARDS AND CONTROL ISSUES

     In addition to other requirements imposed by the IRC, a policy will qualify as life insurance under the IRC only if the diversification requirements of IRC
Section 817(h) are satisfied by the Separate Account. We intend for the Separate Account to comply with IRC Section 817(h) and related regulations. To satisfy these diversification standards, the regulations generally require that on the last day of each calendar quarter, no more than 55% of the value of a Separate Account's assets can be represented by any one investment, no more than 70% can be represented by any two investments, no more than 80% can be represented by any three investments, and no more than 90% can be represented by any four investments. For purposes of these rules, all securities of the same issuer generally are treated as a single investment, but each U.S. Government agency or instrumentality is treated as a separate issuer. Under a "look through" rule, we are able to meet the diversification requirements by looking through the Separate Account to the underlying Eligible Portfolio. Each of the Funds has committed to us that the Eligible Portfolios will meet the diversification requirements.

     The Internal Revenue Service has stated in published rulings that a variable policyowner will be considered the owner of separate account assets if he or she possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. In those circumstances, income and gains from the separate account assets would be includable in the variable policyowner's gross income. In connection with its issuance of temporary regulations under IRC Section 817(h) in 1986, the Treasury Department announced that such temporary regulations did not provide guidance concerning the extent to which policyowners could be permitted to direct their investments to particular investment divisions of a separate account and that guidance on this issue would be forthcoming. Regulations addressing this issue have not yet been issued or proposed. The ownership rights under your policy are similar to, but different in certain respects from, those described by the Internal Revenue Service in rulings in which it was determined that policyowners were not owners of separate account assets. For example, you have additional flexibility in allocating premium payments and policy cash values. These differences could result in your being treated as the owner of your policy's pro rata portion of the assets of the Separate Account. In addition, we do not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. We therefore reserve the right to modify the policy, as deemed appropriate by us, to attempt to prevent you from being considered the owner of your policy's pro rata share of the assets of the Separate Account. Moreover, in the event that regulations are adopted or rulings are issued, there can be no assurance that the Eligible Portfolios will continue to be available, will be able to operate as currently described in the Fund prospectuses, or that a Fund will not have to change an Eligible Portfolio's investment objective or investment policies.

LIFE INSURANCE STATUS OF POLICY

     We believe that the policy meets the statutory definition of life insurance under IRC Section 7702 and that you and the beneficiary of your policy, subject to the discussion below under "IRC Section 101(j)--Impact on Employer-Owned Policies," will receive the same federal income tax treatment as that accorded to owners and beneficiaries of fixed benefit life insurance policies. Specifically, subject to the discussion below under "IRC Section 101(j)--Impact on Employer-Owned Policies," we believe that the Life Insurance Benefit under your policy will be excludable from the gross income of the beneficiary subject to the terms and conditions of Section 101(a)(1) of the IRC. Pursuant to Section 101(g) of the IRC, amounts received by the policyowner may also be excludable from the policyowner's gross income when the insured has a terminal illness and benefits are paid under the Living Benefits Rider. (Life insurance benefits under a "modified endowment contract" as discussed below are treated in the same manner as life insurance benefits under life insurance policies that are not so classified.) (See "Modified Endowment Contract Status.")

IRC SECTION 101(J)--IMPACT ON EMPLOYER-OWNED POLICIES

     For an "employer-owned life insurance contract" issued after August 17, 2006 (unless issued in a 1035 exchange for a contract originally issued prior to that date where the new contract is not materially different from the exchanged contract), if certain specific requirements described below are not satisfied, the IRC Section 101(j) generally requires policy beneficiaries to treat death proceeds paid under such contract as income to the extent such proceeds exceed the premiums and other amounts paid by the policyholder for the contract. This rule of income inclusion will not apply if, before the policy is issued, the employer-policyholder provides certain written notice to and obtains certain written consents from insureds (who must be United States citizens or residents) in circumstances where:

     (1) the insured was an individual who was an employee within 12 months of his death;

     (2) the insured was a "highly compensated employee" at the time the contract was issued. In general, highly compensated employees for this purpose are more than 5 percent owners, employees who for the preceding year received in excess of $110,000 (for 2009), directors and anyone else in the top 35 percent of employees based on compensation;

     (3) the death proceeds are paid to a family member of the insured (as defined under Code Section 267(c)(4)), an individual who is a designated beneficiary of the insured under the policy (other than the policyholder), a trust established for either the family member's or beneficiary's benefit, or the insured's estate; or

     (4) the death proceeds are used to buy an equity interest in the policyholder from the family member, beneficiary, trust or estate.

     Policyholders that own one or more contracts subject to IRC Section 101(j) are also subject to annual reporting and record-keeping requirements. In particular, such policyholders must file Form 8925 annually with their U.S. income tax return.

     You should consult with your tax advisor to determine whether and to what extent IRC Section 101(j) may apply to the Policy. Assuming this provision applies, you should, to the extent appropriate (in consultation with your tax advisor), take the necessary steps, before you acquire the Policy, to ensure that the income inclusion rule described above does not apply to the Policy.

     In addition, unless the policy is a "modified endowment contract," in which case the receipt of any loan under the policy may result in recognition of income to the policyowner, we believe that the policyowner will not be deemed to be in constructive receipt of the cash values, including increments thereon, under the policy until proceeds of the policy are received upon a surrender of the policy or a partial withdrawal.

     We reserve the right to make changes to the policy if we think it is appropriate to attempt to assure qualification of the policy as a life insurance contract. If a policy were determined not to qualify as life insurance, the policy would not provide the tax advantages normally provided by life insurance.

MODIFIED ENDOWMENT CONTRACT STATUS

     Internal Revenue Code Section 7702A defines a class of life insurance policies referred to as modified endowment contracts. Under this provision, the policies will be treated for tax purposes in one of two ways. Policies that are not classified as modified endowment contracts will be taxed as conventional life insurance policies, as described below. Taxation of pre-death distributions (including loans) from policies that are classified as modified endowment contracts and that are entered into on or after June 21, 1988 is somewhat different, as described below. In most cases, an SPVUL policy will be a modified endowment contract when it is issued.

     A life insurance policy becomes a "modified endowment contract" if, at any time during the first seven years, the sum of actual premiums paid exceeds the sum of the "seven-pay premium." Generally, the "seven-pay premium" is the level annual premium, such that if paid for each of the first seven years, will fully pay for all future life insurance and endowment benefits under a life insurance policy. For example, if the "seven-pay premium" was $1,000, the maximum premium that could be paid during the first seven years to avoid "modified endowment" treatment would be $1,000 in the first year, $2,000 through the first two years and $3,000 through the first three years, etc. Under this test, a policy may or may not be a modified endowment contract, depending on the amount of premium paid during each of the policy's first seven years. Because an SPVUL policy is purchased with a single premium, it will generally be a modified endowment contract at all times. A policy received in exchange for a modified endowment contract will be taxed as a modified endowment contract even if it would otherwise satisfy the seven-pay test.

     Certain changes in the terms of a policy, including a reduction in Life Insurance Benefits will require a policy to be retested to determine whether the change has caused the policy to become a modified endowment contract. A reduction in Life Insurance Benefits will require retesting if it occurs within seven years after the beginning of the test period. In addition, if a "material change" occurs at any time while the policy is in force, a new seven-pay test period will start and the policy will need to be retested to determine whether it continues to meet the seven-pay test. A "material change" generally includes increases in Life Insurance Benefits, but does not include an increase in Life Insurance Benefits which is attributable to the payment of premiums necessary to fund the lowest level of Life Insurance Benefits payable during the first seven policy years, or which is attributable to the crediting of interest with respect to such premiums.

     If a policy fails the seven-pay test, all distributions (including loans) occurring in the Policy Year of failure and thereafter will be subject to the rules for modified endowment contracts. A recapture provision also applies to loans and distributions that are received in anticipation of failing the seven-pay test. Under the IRC, any distribution or loan made within two Policy Years prior to the date that a policy fails the seven-pay test is considered to have been made in anticipation of the failure.

     For purposes of determining the amount of income received upon a distribution (or loan) from a modified endowment contract, the IRC requires the aggregation of all modified endowment contracts issued to the same policyowner by an insurer and its affiliates within the same calendar year. Therefore, loans and distributions from any one such policy are taxable to the extent of the income accumulated in all the modified endowment contracts required to be so aggregated.

     If any amount is taxable as a distribution of income under a modified endowment contract (as a result of a policy surrender, a partial withdrawal, or a loan), it may also be subject to a 10% penalty tax under IRC Section 72(v). Limited exceptions from the additional penalty tax are available for certain distributions to individuals who own policies. The penalty tax will not apply to distributions: (i) that are made on or after the date the taxpayer attains age 59 1/2; or (ii) that are attributable to the taxpayer's becoming disabled; or
(iii) that are part of a series of substantially equal periodic payments (made not less frequently than annually) made for the life or life expectancy of the taxpayer or the joint lives or joint life expectancies of the taxpayer and his or her beneficiary.

     If your policy is not a modified endowment contract, the general rule is that a partial withdrawal from a policy is taxable only to the extent that it exceeds the total investment in the policy. An exception to this general rule applies, however, if a reduction of future benefits occurs during the first fifteen years after a policy is issued and there is a cash distribution associated with that reduction. In such a case, the IRC prescribes a formula under which you may be taxed on all or a part of the amount distributed. After fifteen years, cash distributions from a policy that is not a modified endowment contract will not be subject to federal income tax, except to the extent they exceed the total investment in the policy. We suggest that you consult with a tax advisor in advance of a proposed decrease in Face Amount or a partial withdrawal. In addition, any amounts distributed under a "modified endowment contract" (including proceeds of any loan) are taxable to the extent of any accumulated income in the policy. In general, the amount that may be subject to tax is the excess of the Cash Value (both loaned and unloaned) over the previously unrecovered premiums paid.

STATUS OF THE POLICY AFTER THE INSURED IS AGE 100

     Your policy matures on the policy anniversary on which the insured is age
121. Beginning on this maturity date, the Face Amount of your policy, as shown on the Policy Data Page, will no longer apply. Instead, your Life Insurance Benefit will, at your option, equal the death benefit guarantee amount as re-calculated at age 121 less any loans, any interest due on loans and partial surrenders taken on or after the Age 121 policy anniversary or the policy Cash Surrender Value resulting from the benefit option selected, less any Mortality and Expense Risk Charges due. The IRS has not issued any guidance on the status of a life insurance policy after the insured becomes age 100. There is a risk that the policy may not qualify as life insurance under the Federal tax law after the insured becomes age 100 and that the policyowner may become subject to adverse tax consequences at that time. For this reason, a tax advisor should be consulted about the advisability of continuing the policy after the insured becomes age 100.

POLICY SURRENDERS AND PARTIAL WITHDRAWALS

     Upon a full surrender of a policy for its Cash Surrender Value, you will recognize ordinary income for federal tax purposes to the extent that the Cash Value less surrender charges and any uncollected additional contract charges, exceeds the investment in your policy (the total of all premiums paid but not previously recovered plus any other consideration paid for the policy). The tax consequences of a partial withdrawal from your policy will depend upon whether the partial withdrawal results in a reduction of future benefits under your policy and whether your policy is a modified endowment contract. If upon a full surrender of a policy the premium payments made exceed the surrender proceeds plus the amount of any outstanding loans, you will recognize a loss, which is not deductible for federal income tax purposes.

POLICY LOANS AND INTEREST DEDUCTIONS

     We believe that under current law any loan received under your policy will be treated as policy debt to you and that, unless your policy is a modified endowment contract, no part of any loan under your policy will constitute income to you. If your policy is a modified endowment contract (see discussion above) loans will be fully taxable to the extent of the income in the policy (and in any other contracts with which it must be aggregated) and could be subject to the additional 10% tax.

     Internal Revenue Code Section 264 provides that interest paid or accrued on a loan in connection with a policy is generally nondeductible. Certain exceptions apply, however, with respect to policies covering key employees. In addition, in the case of policies not held by individuals, special rules may limit the deductibility of interest on loans that are not made in connection with a policy. We suggest consultation with a tax advisor for further guidance.

     In addition, if your policy lapses or you surrender it with an outstanding loan, and the amount of the loan plus the Cash Surrender Value is more than the sum of premiums you paid, you will generally be liable for taxes on the excess. Such amount will be taxed as ordinary income.

CORPORATE OWNERS

     Ownership of a policy by a corporation may affect the policyowner's exposure to the corporate alternative minimum tax. In determining whether it is subject to alternative minimum tax, a corporate policyowner must make two computations. First, the corporation must take into account a portion of the current year's increase in the "inside build up" or income on the contract gain in its corporate-owned policies. Second, the corporation must take into account a portion of the amount by which the Death Benefits received under any policy exceed the sum of (i) the premiums paid on that policy in the year of death, and
(ii) the corporation's basis in the policy (as measured for alternative minimum tax purposes) as of the end of the corporation's tax year immediately preceding the year of death.

EXCHANGES OR ASSIGNMENTS OF POLICIES

     If you change the policyowner or exchange or assign your policy, it may have significant tax consequences depending on the circumstances. For example, an assignment or exchange of the policy may result in taxable income to you. Further, IRC Section 101(a) provides, subject to certain exceptions, that where a policy has been transferred for value, only the portion of the life insurance benefit which is equal to the total consideration paid for the policy may be excluded from gross income. For complete information with respect to policy assignments and exchanges, a qualified tax advisor should be consulted.

REASONABLENESS REQUIREMENT FOR CHARGES

     Another provision of the tax law deals with allowable charges for mortality costs and other expenses that are used in making calculations to determine whether a policy qualifies as life insurance for federal income tax purposes. For life insurance policies entered into on or after October 21, 1988, these calculations must be based upon reasonable mortality charges and other charges reasonably expected to be actually paid. The Treasury Department has issued proposed regulations and is expected to promulgate temporary or final regulations governing reasonableness standards for mortality charges.

LIVING BENEFITS RIDER (ALSO KNOWN AS ACCELERATED BENEFITS RIDER)

     A Living Benefits Rider is available in connection with the policy. Amounts received under this rider will generally be excludable from your gross income under Section 101(g) of the IRC. The exclusion from gross income will not apply, however, if you are not the insured or if you do not have an insurable interest in the life of the insured either because the insured is your director, officer, or employee, or because the insured has a financial interest in a business of yours.

     In some cases, there may be a question as to whether a life insurance policy that has an accelerated living benefit rider can meet certain technical aspects of the definition of "life insurance contract" under the IRC. We reserve the right (but we are not obligated) to modify the rider to conform with requirements the IRS may enact.

OTHER TAX ISSUES

     Federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of Policy Proceeds depend on the circumstances of each policyowner or beneficiary.

WITHHOLDING

     Under Section 3405 of the IRC, withholding is generally required with respect to certain taxable distributions under insurance policies. In the case of periodic payments (payments made as an annuity or on a similar basis), the withholding is at graduated rates (as though the payments were employee wages). With respect to non-periodic distributions, the withholding is at a flat rate of 10%. You can elect to have either non-periodic or periodic payments made without withholding except where your tax identification number has not been furnished to us, or where the IRS has notified us that a tax identification number is incorrect.

     Different withholding rules apply to payments made to U.S. citizens living outside the United States and to non-U.S. citizens living outside of the United States. U.S. citizens who live outside of the United States generally are not permitted to elect not to have federal income taxes withheld from payments. Payments to non-U.S. citizens who are not residents of the United States generally are subject to 30% withholding, unless an income tax treaty between their country of residence and the United States provides for a lower rate of withholding or an exemption from withholding.

                                LEGAL PROCEEDINGS

     NYLIAC is a defendant in law suits arising from its agency sales force, insurance (including variable contracts registered under federal securities law), and/or other operations. Most of these actions seek substantial or unspecified compensatory and punitive damages. NYLIAC is also from time to time involved in various governmental, administrative, and investigative proceedings and inquiries.

     Notwithstanding the uncertain nature of litigation and regulatory inquiries, the outcome of which cannot be predicted, NYLIAC believes that, after provisions made in the financial statements, the ultimate liability that could result from litigation and proceedings would not have a material adverse effect on NYLIAC's financial position; however, it is possible, that settlements or adverse determinations in one or more actions or other proceedings in the future could have a material adverse effect on NYLIAC's operating results for a given year.

                               RECORDS AND REPORTS

     New York Life or NYLIAC maintains all records and accounts relating to the Separate Account, the Fixed Account and the DCA Extra Account. Each year we will mail you a report showing the Cash Value, Cash Surrender Value, and outstanding loans (including accrued loan interest) as of the latest policy anniversary. This report contains any additional information required by any applicable law or regulation.

This statement reports transactions that you have requested or authorized. Please review it carefully. If you believe it contains an error, we must be notified within 15 days of the date of the statement. Generally, NYLIAC will immediately mail you confirmation of any transactions involving the Separate Account.

     It is important that you inform NYLIAC of an address change so that you can receive these policy statements. (Please refer to the section on "How To Reach Us for Policy Services.") In the event your statement is returned from the US Postal Service as undeliverable, we reserve the right to suspend mailing future correspondence and also suspend current transaction processing until a correct address is obtained. In addition, no new service requests can be processed until a valid current address is provided.

     Reports and promotional literature may contain the ratings New York Life and NYLIAC have received from independent rating agencies. Both companies are among only a few companies that have consistently received among the highest possible ratings from the four major independent rating companies for financial strength and stability: A.M. Best, Fitch, Moody's Investor's Services, Inc. and Standard and Poor's. However, neither New York Life nor NYLIAC guarantees the investment performance of the Investment Divisions.


                              FINANCIAL STATEMENTS

     The consolidated balance sheet of NYLIAC as of December 31, 2008 and 2007, and the consolidated statements of income, of stockholder's equity and of cash flows for each of the three years in the period ended December 31, 2008 (including the report of the independent registered public accounting firm), and the Separate Account statement of assets and liabilities as of December 31, 2008, and the statement of operations, of changes in net assets and the financial highlights for each of the periods indicated in the Financial Statements (including the report of the independent registered public accounting firm) are included in the SAI. The independent registered public accounting firm is PricewaterhouseCoopers LLP, New York, NY.

                                   APPENDIX A

                                  ILLUSTRATIONS

     The following illustrations demonstrate how your SPVUL policy works. The current and guaranteed values are based on the age, sex, underwriting class, initial Life Insurance Benefit, and premium as follows:

     The illustrations are for a policy issued to a female with nonsmoker underwriting class, issue age 60, with an initial single premium of $10,000, and an initial Face Amount of $10,000. It assumes that CVAT was used and that 100% of the net single premium is allocated to the Separate Account.

     The illustrations show how the Life Insurance Benefit, Cash Value, and Cash Surrender Value would vary over an extended period of time assuming hypothetical gross rates of return equivalent to a constant annual rate of 0%, 6% or, 10%. The hypothetical illustration information will assist in the comparison of the Life Insurance Benefit, Cash Value, and Cash Surrender Value of the policy with other variable life insurance plans.

     The Life Insurance Benefit, Cash Value, and Cash Surrender Value for a policy would be different from the amounts shown if the actual gross rates of return averaged 0%, 6%, or 10%, but varied above and below those averages for the period. They would also be different depending on the allocation of the Cash Value among the Investment Divisions of the Separate Account and the Fixed Account, if the actual gross rate of return for all Investment Divisions averaged 0%, 6%, or 10%, but varied above or below that average for individual Investment Divisions. They would also differ if any policy loans or partial withdrawals were made. Depending on the timing and degree of fluctuation, the actual values could be substantially more or less than those shown.

     Table 1 reflects all charges under the policy, and assumes that the cost of Insurance charges are based on our current cost of insurance rates and reflects the deduction of all current charges from the Cash Value. Table 1 also reflects a monthly Mortality and Expense Risk charge equal to an annual rate of 0.50% (on a current basis) of the Cash Value allocated to the Separate Account.

     Table 2 reflects all charges under the policy, assumes that the cost of insurance charges are based on our guaranteed maximum cost of insurance rates, and reflects the deduction of all guaranteed maximum charges from the Cash Value. Table 2 also reflects a monthly Mortality and Expense Risk charge equal to an annual rate of 0.75% (on a guaranteed basis) of the Cash Value allocated to the Separate Account.

     These tables reflect total assumed investment advisory fees together with other expenses incurred by the Funds of 0.79% of the average daily net assets of the Funds. This total is based upon an arithmetic average of the management fees, administrative fees, and other expenses after expense reimbursement for each Investment Division. Please refer to the fee table in this prospectus for details of the underlying Fund fees.

     Taking into account the arithmetic average investment advisory fees and expenses of the Funds, the gross rates of return of 0%, 6%, and 10% would correspond to illustrated net investment returns of: -0.79%, 5.16%, and 9.13%.

     The actual investment advisory fees and expenses may be more or less than the amounts illustrated and will depend on the allocations made by the policyowner.

     NYLIAC will furnish upon request a comparable illustration using the age, sex, and underwriting class of the insured for any initial Life Insurance Benefit and premium requested. We will furnish an illustration assuming current Policy charges and current cost of insurance rates and maximum charges and rates.

                                     TABLE 1

             SINGLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY

                 FEMALE ISSUE AGE: 60, NONSMOKER
                 PLANNED SINGLE PREMIUM: $10,000
                 INITIAL FACE AMOUNT: $10,000

                 ASSUMING CURRENT CHARGES


                  END OF YEAR DEATH                                END OF YEAR CASH
                      BENEFIT(1)           END OF YEAR CASH           SURRENDER
                       ASSUMING           VALUE(1) ASSUMING         VALUE ASSUMING
                     HYPOTHETICAL            HYPOTHETICAL            HYPOTHETICAL
                     GROSS ANNUAL            GROSS ANNUAL            GROSS ANNUAL
                  INVESTMENT RETURN       INVESTMENT RETURN       INVESTMENT RETURN
                          OF                      OF                      OF
                  -----------------       -----------------       -----------------
POLICY YEAR        0%     6%    10%        0%     6%    10%        0%     6%    10%
-----------       ---    ---    ---       ---    ---    ---       ---    ---    ---
       1
       2
       3
       4
       5
       6
       7
       8
       9
      10
      15
      20
      25
      30
      35
      40
      45
      50
      55
      60
      61



--------

(1) Assumes no policy loan or partial withdrawal has been made.

     WE EMPHASIZE THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND YOU SHOULD NOT DEEM THEM TO BE A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICYOWNER AND THE INVESTMENT EXPERIENCE OF THE PORTFOLIOS OF THE FUNDS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, OR 10% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR PARTIAL WITHDRAWALS WERE MADE. NEITHER NYLIAC, THE SEPARATE ACCOUNT, NOR THE FUNDS REPRESENT THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.

                                     TABLE 2

             SINGLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY

                 FEMALE ISSUE AGE: 60, NONSMOKER
                 PLANNED SINGLE PREMIUM: $10,000
                 INITIAL FACE AMOUNT: $10,000

                 ASSUMING GUARANTEED CHARGES


                  END OF YEAR DEATH                                END OF YEAR CASH
                      BENEFIT(1)           END OF YEAR CASH           SURRENDER
                       ASSUMING           VALUE(1) ASSUMING         VALUE ASSUMING
                     HYPOTHETICAL            HYPOTHETICAL            HYPOTHETICAL
                     GROSS ANNUAL            GROSS ANNUAL            GROSS ANNUAL
                  INVESTMENT RETURN       INVESTMENT RETURN       INVESTMENT RETURN
                          OF                      OF                      OF
                  -----------------       -----------------       -----------------
POLICY YEAR        0%     6%    10%        0%     6%    10%        0%     6%    10%
-----------       ---    ---    ---       ---    ---    ---       ---    ---    ---
       1
       2
       3
       4
       5
       6
       7
       8
       9
      10
      15
      20
      25
      30
      35
      40
      45
      50
      55
      60
      61



--------

(1) Assumes no policy loan or partial withdrawal has been made.

     WE EMPHASIZE THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND YOU SHOULD NOT DEEM THEM TO BE A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICYOWNER AND THE INVESTMENT EXPERIENCE OF THE PORTFOLIOS OF THE FUNDS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, OR 10% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR PARTIAL WITHDRAWALS WERE MADE. NEITHER NYLIAC, THE SEPARATE ACCOUNT, NOR THE FUNDS REPRESENT THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

                          APPENDIX B--STATE VARIATIONS

     The following lists by jurisdiction any variations to the statements made in this prospectus.

                           VARIATIONS BY JURISDICTION

                                 [TO BE UPDATED]

                        OBTAINING ADDITIONAL INFORMATION

     The Statement of Additional Information ("SAI") includes additional information about SPVUL, including information about compensation arrangements. The SAI is available without charge upon request. You can request a paper copy of the SAI by mail (at the VPSC at one of the addresses listed on the first page of this prospectus), or by phone on our toll-free number, (1-800-598-2019). The SAI is also posted on our corporate website (www.newyorklife.com). The current SAI is incorporated by reference into the prospectus and has been filed with the SEC.

                            TABLE OF CONTENTS FOR THE
                   STATEMENT OF ADDITIONAL INFORMATION ("SAI")


                                                                                   PAGE
                                                                                   ----
General Information and History................................................      2
Additional Information About the Operations of the Policies....................      2
Distribution and Compensation Arrangements.....................................     10
Underwriting a Policy..........................................................     11
Additional Information About Charges...........................................     12
Loans..........................................................................     14
Surrender of Your Policy.......................................................     15
Financial Statements...........................................................     15


     Information about SPVUL (including the SAI) can be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 202-942-8090. Reports and other information about SPVUL are available on the SEC's internet site at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, DC 20549-0102.

     For a personalized illustration or additional information about your policy, contact your Registered Representative or call our toll-free number, 1-800-598-2019.

SEC File Number: 811-07798

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

                       STATEMENT OF ADDITIONAL INFORMATION

                                      DATED

                                  MAY [1], 2009

                                       FOR

  NEW YORK LIFE LEGACY CREATOR SINGLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE

                                      FROM

                 NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

     This Statement of Additional Information ("SAI") is not a prospectus. The SAI contains information that expands upon subjects discussed in the current New York Life Legacy Creator Single Premium Variable Universal Life Insurance ("SPVUL") prospectus. You should read the SAI in conjunction with the current SPVUL prospectus dated May [1], 2009 and any supplements thereto. This SAI is incorporated by reference into the prospectus. You may obtain a paper copy of the prospectus by calling New York Life Insurance and Annuity Corporation ("NYLIAC") at 1-800-598-2019 or by writing to NYLIAC at the Variable Products Service Center ("VPSC") at one of the addresses listed on the first page of the SPVUL prospectus. The SPVUL prospectus is also posted to our corporate website (www.newyorklife.com). Terms used but not defined in the SAI have the same meaning as in the current SPVUL prospectus.

                                TABLE OF CONTENTS


                                                                                   PAGE
                                                                                   ----
General Information and History................................................      2
Additional Information About the Operation of the Policies.....................      2
Distribution and Compensation Arrangements.....................................     10
Underwriting a Policy..........................................................     11
Additional Information About Charges...........................................     12
Loans..........................................................................     14
Surrender of Your Policy.......................................................     15
Financial Statements...........................................................     15


     SPVUL IS OFFERED UNDER NYLIAC VARIABLE UNIVERSAL LIFE SEPARATE ACCOUNT-I.

                         GENERAL INFORMATION AND HISTORY

     The SPVUL prospectus and SAI describe a flexible single premium variable universal life insurance policy that NYLIAC issues.

ABOUT NYLIAC

     NYLIAC is a stock life insurance company incorporated in Delaware in 1980. NYLIAC is licensed to sell life, accident, and health insurance and annuities in the District of Columbia and all states. In addition to the policy described in the prospectus, NYLIAC offers other life insurance policies and annuities. NYLIAC's financial statements are also included in this SAI. NYLIAC's principal business address is 51 Madison Avenue, New York, New York 10010.

     NYLIAC is a wholly-owned subsidiary of New York Life Insurance Company ("New York Life"), a mutual life insurance company founded in New York in 1845. NYLIAC had total assets amounting to $[xx.x] billion at the end of 2008. New York Life has invested in NYLIAC, and will occasionally make additional contributions to NYLIAC in order to maintain capital and surplus in accordance with state requirements.

TAX STATUS OF NYLIAC AND THE SEPARATE ACCOUNT

     NYLIAC is taxed as a life insurance company under IRC Subchapter L. The Separate Account is not a taxable entity separate from NYLIAC, and we take its operations into account in determining NYLIAC's income tax liability. As a result, NYLIAC takes into account applicable tax attributes of the assets of the Separate Account on its corporate income tax return, including corporate dividends received deductions and foreign tax credits that may be produced by assets of the Separate Account. All investment income and realized net capital gains on the assets of the Separate Account are reinvested and taken into account in determining policy Cash Values and are applied automatically to increase the book reserves associated with the policies. Under existing federal income tax law, neither the investment income nor any net capital gains of the Separate Account are taxed to NYLIAC to the extent that those items are applied to increase reserves associated with the policies.

           ADDITIONAL INFORMATION ABOUT THE OPERATION OF THE POLICIES

     The prospectus provides information about the policy and its riders. The following is additional information about these terms.

INVESTMENT DIVISIONS

     As discussed in the prospectus, the following are the available Eligible Portfolios of each Fund:

     MainStay VP Series Fund, Inc.:
            -- MainStay VP Balanced--Initial Class
            -- MainStay VP Bond--Initial Class
            -- MainStay VP Capital Appreciation--Initial Class
            -- MainStay VP Cash Management
            -- MainStay VP Common Stock--Initial Class
            -- MainStay VP Conservative Allocation--Initial Class -- MainStay VP Convertible--Initial Class
            -- MainStay VP Floating Rate--Initial Class
            -- MainStay VP Government--Initial Class
            -- MainStay VP Growth Allocation--Initial Class
            -- MainStay VP High Yield Corporate Bond--Initial Class -- MainStay VP ICAP Select Equity--Initial Class
            -- MainStay VP International Equity--Initial Class
            -- MainStay VP Large Cap Growth--Initial Class
            -- MainStay VP Mid Cap Core--Initial Class

            -- MainStay VP Mid Cap Growth--Initial Class
            -- MainStay VP Mid Cap Value--Initial Class
            -- MainStay VP Moderate Allocation--Initial Class
            -- MainStay VP Moderate Growth Allocation--Initial Class -- MainStay VP S&P 500 Index--Initial Class
            -- MainStay VP Small Cap Growth--Initial Class
            -- MainStay VP Total Return--Initial Class

     AIM Variable Insurance Funds

            -- AIM V.I. International Growth Fund--Series I Shares

     AllianceBernstein(R) Variable Products Series Fund, Inc.

            -- Alliance Bernstein VPS Small/Mid Cap Value Portfolio--Class A
               Shares

     Calvert Variable Series, Inc.

            -- CVS Calvert Social Balanced Portfolio

     Dreyfus Investment Portfolios

            -- Dreyfus IP Technology Growth--Initial Shares

     DWS Variable Series II

            -- DWS Dreman Small Mid Cap Value VIP--Class A Shares

     Fidelity Variable Insurance Products Fund

            -- Fidelity(R) VIP Contrafund(R)--Initial Class

            -- Fidelity(R) VIP Equity-Income--Initial Class

     Janus Aspen Series

            -- Janus Aspen Series Balanced--Institutional Shares

            -- Janus Aspen Series Worldwide Growth--Institutional Shares

     MFS(R) Variable Insurance Trust(SM)

            -- MFS(R) Utilities Series--Initial Class

     Royce Capital Fund:

            -- Royce Micro-Cap Porfolio--Investment Class

            -- Royce Small-Cap Porfolio--Investment Class

     T. Rowe Price Equity Series, Inc.

            -- T. Rowe Price Equity Income Portfolio

     The Universal Institutional Funds, Inc.

            -- Van Kampen UIF Emerging Markets Equity--Class I

            -- Van Kampen UIF U.S. Real Estate--Class I

     Van Eck Worldwide Insurance Trust:

            -- Van Eck Worldwide Hard Assets

     The Funds and Eligible Portfolios offered though this product are selected by NYLIAC based on several criteria, including asset class coverage, the strength of the manager's reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. An affiliate of NYLIAC manages the MainStay VP Series Fund and that was a factor in its selection. Another factor that NYLIAC considers during the selection process is whether the Fund or Eligible Portfolio or an affiliate of the Fund will compensate NYLIAC for providing administrative, marketing, and support services that would otherwise be provided by the Fund, the Fund's investment advisor, or its distributor (see "Sales and Other Agreements" below).

     The Funds' shares may be available to certain separate accounts we use to fund our variable annuity policies. This is called "mixed funding." Except for the MainStay VP Series Fund, Inc. shares of all other Funds may be available to separate accounts of insurance companies that are not affiliated with NYLIAC and, in certain instances, to qualified plans. This is called "shared funding." Although we do not anticipate that any difficulties will result from mixed and shared funding, it is possible that differences in tax treatment and other considerations may cause the interests of owners of various contracts participating in the Funds to be in conflict. The Board of Directors/Trustees of each Fund, the Funds' investment advisers, and NYLIAC are required to monitor events to identify any material conflicts that arise from the use of the Funds for mixed and shared funding. In the event of a material conflict, we could be required to withdraw from an Eligible Portfolio. For more information about the risks of mixed and shared funding, please refer to the relevant Fund prospectus.

     The investment experience of an Investment Division of the Separate Account reflects increases or decreases in the net asset value of the shares of the underlying Fund, any dividend or capital gains distributions declared by the Fund, and any charges against the assets of the Investment Division. We determine this investment experience each valuation day, which is when the net asset value of the underlying Fund is determined. The actual net rate of return for an Investment Division measures the investment experience from the end of one valuation day to the end of the next valuation day.

ADDITIONS, DELETIONS, OR SUBSTITUTIONS OF INVESTMENTS

     We may add, delete, or substitute the Eligible Portfolio shares held by any Investment Division, within certain limits. We may eliminate the shares of any of the Eligible Portfolios and substitute shares of another portfolio of a Fund or of another registered open-end management investment company or other investment vehicles. We may do this if the shares of an Eligible Portfolio are no longer available for investment or if we, in our sole discretion, decide that investment in an Eligible Portfolio is inappropriate given the purposes of the Separate Account. A new Eligible Portfolio may have higher fees and charges than the one it replaces. We will not substitute shares attributable to your interest in an Investment Division until you have been notified of the change, as required by the 1940 Act and we have obtained any necessary regulatory approvals.

     We may establish new Investment Divisions and/or eliminate one or more Investment Divisions when marketing, tax, investment, or other conditions make it appropriate. We may decide whether or not the new Investment Divisions should be made available to existing policyowners.

     If we make a substitution or change to the Investment Divisions, we may change your policy to reflect such substitution or change. We also reserve the right to: (a) operate the Separate Account as a management company under the 1940 Act, (b) deregister it under such Act in the event such registration is no longer required, (c) combine the Separate Account with one or more other separate accounts, and (d) restrict or eliminate the voting rights of persons having voting rights as to the Separate Accounts, as permitted by law.

REINVESTMENT

     We automatically reinvest all dividends and capital gains distributions from Eligible Portfolios in additional shares of the distributing Portfolio at their net asset value on the date the dividends or distributions are paid.

CHANGING THE FACE AMOUNT OF YOUR POLICY

     You can request an increase in the Face Amount by means of an Underwritten Increase if all of the following conditions are met:

       -- the insured is still living;

       -- the insured is age 80 or younger;

       -- the increase you are requesting is $5,000 or more;

       -- the requested Underwritten Increase will not exceed the Premium limits shown on the Policy Data Page; and

       -- you submit a written application signed by the insured and the policyowner(s) to either your registered representative or to VPSC at one of the addresses listed on the first page of the SPVUL prospectus (or any other address we indicate to you in writing) along with satisfactory evidence of insurability.

     We can limit any increase in the Face Amount of your policy.

ADDITIONAL INFORMATION ABOUT THE AMOUNT IN THE SEPARATE ACCOUNT: VALUATION OF ACCUMULATION UNITS

     The value of an accumulation unit on any valuation day equals the value of an accumulation unit on the preceding valuation day multiplied by the net investment factor. We calculate a net investment factor for the period from the close of the New York Stock Exchange on the immediately preceding valuation day to its close on the current valuation day using the following formula:

                                      (a/b)

          Where: a = the sum of:

                    (1) the net asset value of the Fund share held in the
                        Separate Account for that Investment Division at the end of the current valuation day, plus

                    (2) the per share amount of any dividends or capital gains distributions made by the Fund for shares held in the Separate Account for that Investment Division if the ex-dividend date occurs during such period.

                 b = the net asset value of the Fund share held in the Separate
                     Account for that Investment Division at the end of the preceding valuation day.

     The net investment factor may be greater or less than one. Therefore, the value of an accumulation unit may increase or decrease.

ADDITIONAL BENEFITS THROUGH RIDERS

     The following riders are available with this policy, and a description of each is provided in the current prospectus:

     Living Benefits Rider
     Spouse's Paid-Up Insurance Purchase Option Rider

     Riders are subject to regulatory approval in each jurisdiction and may not be available in all jurisdictions. In addition, the rider name and the requirements for any rider may vary by jurisdiction. You should contact your registered representative to determine whether a rider you are considering is available in your jurisdiction. Additional information for specific riders appears below.

       -- LIVING BENEFITS RIDER

     Under this rider, if the insured has a life expectancy of 12 months or less, you may request a portion or all of the Policy Proceeds as an accelerated death benefit. You may elect this rider in order to have it included in your policy. This election can be made at any time.

     You can cancel this rider at any time by sending us a written notice at one of the addresses listed on the first page of the SPVUL prospectus. The rider will end on the date we receive your request.

     You can elect to receive an accelerated death benefit of 25%, 50%, 75%, or 100% of certain eligible proceeds from your Policy Proceeds. We will pay you an amount equal to the results of the following calculation:


---------------------------------------------------------
                    CALCULATION STEPS

---------------------------------------------------------
STEP 1
Eligible Proceeds x Elected percentage
---------------------------------------------------------
STEP 2
Result of Step 1 x Interest factor (varies)
---------------------------------------------------------
STEP 3
Result of Step 1 - Result of Step 2
---------------------------------------------------------
STEP 4
Result of Step 3 - Unpaid loan - Administrative Fee
---------------------------------------------------------


     If you accelerate less than 100% of the eligible proceeds, the remaining Face Amount of your policy after we pay this benefit must be at least $50,000. We do not permit any subsequent acceleration.

     Minimum accelerated benefit amount: $25,000

     Maximum accelerated benefit amount: $250,000 (total for all of your NYLIAC and affiliated companies' policies).

     When we make a payment under this rider we will reduce your policy's Face Amount, monthly deductions, Cash Value, and any unpaid policy loan based on the percentage you elected. We will deduct an administrative fee of $150 at the time you exercise the rider.

     Amounts received under the Living Benefits Rider will generally be excludable from your gross income under IRC Section 101(g). The exclusion from gross income will not apply, however, if you are not the insured or if you do not have an insurable interest in the life of the insured either because the insured is your director, officer, or employee, or because the insured has a financial interest in a business of yours.

     In some cases, there may be a question as to whether a life insurance policy that has an accelerated living benefit rider can meet certain technical aspects of the definition of a "life insurance contract" under the IRC. We reserve the right (but we are not obligated) to modify the rider to conform to any requirements the IRS may enact.

       -- SPOUSE'S PAID-UP INSURANCE PURCHASE OPTION RIDER

     The rider allows a spouse who is a beneficiary under the policy to purchase a new paid-up whole life insurance policy on his or her own life without evidence of insurability when the insured dies.

     The maximum Face Amount of the spouse's new paid-up whole life policy is the lesser of:

          -- The maximum amount of the Policy Proceeds payable under this policy
             (before any unpaid loan is deducted); or

          -- $5,000,000.

     If the insured's spouse dies at the same time as the insured or within 30 days after the insured's death and does not exercise the option under this rider, we will pay a benefit to the spouse's estate equal to the maximum amount of insurance coverage that could have been purchased under this rider, minus the premium payment that would have been required for that insurance (cannot exceed maximum of $2,500,000).

     If someone other than the spouse (including a trust) is the owner and beneficiary under the policy, that person can also exercise the option and purchase a paid-up whole life policy on the life of the spouse. The policyowner must have an insurable interest in the life of the spouse, and the spouse must consent to the issuance of the new insurance in writing.

OPTIONS AVAILABLE AT NO ADDITIONAL CHARGE

       -- DOLLAR COST AVERAGING

     The main objective of Dollar Cost Averaging is to achieve an average cost per share that is lower than the average price per share in a fluctuating market. Since you transfer the same dollar amount to a given Investment Division with each transfer, you purchase more units in an Investment Division if the value per unit is low and fewer units if the value per unit is high. Therefore, you may achieve a lower than average cost per unit if prices fluctuate over the long term. Similarly, for each transfer out of an Investment Division, you sell more units in an Investment Division if the value is low and fewer units if the value per unit is high. Dollar Cost Averaging does not assure growth or protect against a loss in declining markets. Because it involves continuous investing regardless of price levels, you should consider your financial ability to continue investing during periods of low price levels.

     If you decide to use the Dollar Cost Averaging feature, we will ask you to specify:

       -- the dollar amount you want to have transferred (minimum transfer:
          $100);

       -- the Investment Division you want to transfer money from;

       -- the Investment Divisions and/or Fixed Account you want to transfer money to;

       -- the date on which you would like the transfers to be made, within limits; and

       -- how often you would like the transfers to be made: monthly, quarterly, semiannually or annually.

     You may not make Dollar Cost Averaging transfers from the Fixed Account, but you can make Dollar Cost Averaging transfers into the Fixed Account. In addition, you cannot make transfers into the DCA Extra Account. Transfers out of the DCA Extra Account are subject to the DCA Extra Program.

     We will make Dollar Cost Averaging transfers on the date you specify, or, if the date you specify is not a Business Day, on the next Business Day. You can specify any day of the month other than the 29th, 30th or 31st of the month. To process a Dollar Cost Averaging transfer, you must send a written request in a form acceptable to us to the Variable Products Service Center ("VPSC") at one of the addresses listed on the first page of the SPVUL prospectus (or any other address we indicate to you in writing). NYLIAC must receive the request in writing no later than five business days prior to the date the transfer(s) are scheduled to begin. If your request for this option is received less than five business days prior to the date you request it to begin, the transfer(s) will begin on the date you have specified in the month following receipt of your request.

     The minimum Cash Value required to elect this option is $2,500. We will suspend this feature automatically if the Cash Value is less than $2,000 on a transfer date. Once the Cash Value equals or exceeds $2,000, the Dollar Cost Averaging transfers will resume automatically as last requested.

     You may cancel the Dollar Cost Averaging feature at any time. To cancel the Dollar Cost Averaging feature, you must send a written cancellation request in a form acceptable to us to VPSC at one of the addresses listed on the first page of the SPVUL prospectus (or any other address we indicate to you in writing). You may not elect Dollar Cost Averaging if you have chosen Automatic Asset Reallocation. However, you have the option of alternating between these two features. Dollar Cost Averaging is not available when the DCA Extra Program is in place.

       -- DOLLAR COST AVERAGING EXTRA PROGRAM (MAY BE DISCONTINUED AT ANY TIME)

     This feature permits you to set up automatic dollar cost averaging using the DCA Extra Account when an initial single premium payment is made. If you participate in the DCA Extra Account program you cannot use traditional Dollar Cost Averaging, Automatic Asset Reallocation, or Interest Sweep until the account is closed 6 months following the expiration of the policy's "Right to Examine" period.

     IF YOU ELECT TO PARTICIPATE IN THIS PROGRAM, ONLY THE INITIAL SINGLE PREMIUM (OR A PORTION THEREOF) MAY BE ALLOCATED TO THE DCA EXTRA ACCOUNT.

     The DCA Extra program allows you to make regular periodic allocations from the DCA Extra Account into the Investment Divisions and/or Fixed Account over a six-month period. It involves the automatic transfer of a specified amount from the DCA Extra Account into the Investment Divisions and/or Fixed Account according to the allocation instructions provided by you. The DCA Extra Account will credit interest at a rate, which we declare periodically, in advance, and at our sole discretion. This rate will never be less than an annual rate of 3%. We may credit different interest rates to the DCA Extra Account, the Fixed Account, and to any loaned amounts. Interest accrues daily and is credited on each Monthly Deduction Day. Contact your registered representative for the current rate. Amounts in the DCA Extra Account only earn the DCA Extra Account interest rate while they are in the DCA Extra Account waiting to be transferred to the Investment Divisions. Because the entire initial single premium is not in the DCA Extra Account for the full year, the annual effective rate will not be achieved.

     Amounts in the DCA Extra Account will be transferred to the Investment Divisions and/or Fixed Account on each Monthly Deduction Day for a period of six months immediately following the policy's "Right to Examine Period". The amount of each transfer will be calculated at the time of the transfer based on the number of remaining monthly transfers and the remaining value in the DCA Extra Account as of the date of the transfer. Transfers from the DCA Extra Account occur automatically and are based on the following formula:

-------------------------------------------------------------
                               AMOUNT TRANSFERRED FROM THE
                                    DCA EXTRA ACCOUNT
  MONTHLY DEDUCTION DAY          (AS A PERCENTAGE OF THE
(FOLLOWING THE "RIGHT TO    DCA EXTRA ACCOUNT VALUE AS OF THE
    EXAMINE" PERIOD)        APPLICABLE MONTHLY DEDUCTION DAY)
-------------------------------------------------------------
            1                              16.67%
-------------------------------------------------------------
            2                              20.00%
-------------------------------------------------------------
            3                              25.00%
-------------------------------------------------------------
            4                              33.33%
-------------------------------------------------------------
            5                              50.00%
-------------------------------------------------------------
            6                             100.00%
-------------------------------------------------------------


     The entire value of the DCA Extra Account will be completely transferred to the Investment Divisions and/or Fixed Account within 6 months following the expiration of the policy's "Right to Examine" period.

     You can make partial surrenders and transfers (in addition to the automatic transfers described above) from the DCA Extra Account at any time without penalty.

     YOU CANNOT MAKE TRANSFERS INTO THE DCA EXTRA ACCOUNT.

     Use of the DCA Extra Account does not assure growth or protect against loss in declining markets. Assets in our General Account support the DCA Extra Account.

     You can cancel the DCA Extra Account at any time. To cancel the DCA Extra Account, you must send a written cancellation request in a form acceptable to us to VPSC at one of the addresses listed on the first page of the SPVUL prospectus (or any other address we indicate to you in writing). Upon receiving your cancellation request we will transfer the entire DCA Extra Account balance to the Investment Divisions and/or Fixed Account according to the allocation instructions provided by you. We reserve the right to stop offering the DCA Extra Account at any time. DCA Extra may not be available in all jurisdictions.

       -- AUTOMATIC ASSET REALLOCATION

     This option allows you to maintain a set investment mix. For example, you could specify that 50% of the amount you have in the Investment Divisions of the Separate Account be allocated to a particular Investment Division, and the other 50% be allocated to another Investment Division. Over time, the variations in each of these Investment Divisions' investment results would cause this balance to shift. If you elect to have the Automatic Asset Reallocation feature, we will automatically reallocate the amounts you have in the Separate Account among the various Investment Divisions so that they are invested in the percentages you specify.

     We will make Automatic Asset Reallocation transfers on the date you specify, or if the date you specify is not a Business Day, on the next Business Day. You can choose to schedule the investment reallocations quarterly, semi-annually or annually, but not on a monthly basis. You can specify any day of the month other than the 29th, 30th or 31st. Separate requests to transfer funds among the Investment Divisions, Fixed Account, and DCA Extra Account will not stop a previously scheduled Automatic Asset Reallocation. To process Automatic Asset Reallocation transfers, you must send a written request in a form acceptable to us to VPSC at one of the addresses listed on the first page of the SPVUL prospectus (or any other address we indicate to you in writing). NYLIAC must receive the request in writing no later than five business days prior to the date the transfer(s) are scheduled to begin. If your request for this option is received less than five business days prior to the date you request it to begin, the transfer(s) will begin on the date you have specified in the month following receipt of your request.

     The minimum Cash Value you must have allocated to the Separate Account is $2,500. We will suspend this feature automatically if the Cash Value is less than $2,000 on a reallocation date. Once the Cash Value equals or exceeds $2,000, Automatic Asset Reallocation will resume automatically as scheduled. There is no minimum amount that you must allocate among the Investment Divisions for this feature.

     You can cancel the Automatic Asset Reallocation feature at any time. To cancel the Automatic Asset Reallocation feature, you must send a written cancellation request in a form acceptable to us to VPSC at one of the addresses listed on the first page of the SPVUL prospectus (or any other address we indicate to you in writing). You cannot elect Automatic Asset Reallocation if you have chosen Dollar Cost Averaging. However, you have the option of alternating between these two features. Automatic Asset Reallocation is not available when the DCA Extra Program is in place.

       -- INTEREST SWEEP

     You can elect to make automatic transfers of the interest earned in the Fixed Account if the amount in the Fixed Account is at least $2,500. We will make all Interest Sweep transfers on the date you specify, or if the date you specify is not a Business Day, on the next Business Day. You can specify any day of the month other than the 29th, 30th, or 31st. To process an interest sweep transfer, you must send a written request in a form acceptable to us to VPSC at one of the addresses listed on the first page of the SPVUL prospectus (or any other address we indicate to you in writing). NYLIAC must receive the request in writing no later than five Business Days prior to the date the transfer(s) are scheduled to begin. If your request for this option is received less than five Business Days prior to the date you request it to begin, the transfer(s) will begin on the date you have specified in the month following receipt of your request.

     You cannot choose the interest sweep feature if you have instructed us to pay any part of your policy charges from the Fixed Account. If you want to elect the interest sweep feature and you want to allocate your charges, you must allocate your expenses to the MainStay VP Cash Management Investment Division.

     You can request interest sweep in addition to either the Dollar Cost Averaging or Automatic Asset Reallocation feature. If an interest sweep transfer is scheduled for the same day as a Dollar Cost Averaging or Automatic Asset Reallocation transfer, we will process the interest sweep transfer first.

     If an interest sweep transfer would cause more than the greater of: (i) $5,000 or (ii) 20% of the amount you have in the Fixed Account at the beginning of the Policy Year to be transferred from the Fixed Account, we will not process the transfer and we will suspend the interest sweep feature. If the amount you have in the Fixed Account is less than $2,000, we will automatically suspend this feature. Once the amount you have in the Fixed Account equals or exceeds $2,000, the interest sweep feature will resume automatically as scheduled. You can cancel the interest sweep feature at any time by written request. To cancel the Interest Sweep feature, you must send a written cancellation request in a form acceptable to us to VPSC at one of the addresses listed on the first page of the SPVUL prospectus (or any other address we indicate to you in writing). Interest Sweep is not available when the DCA Extra Program is in place.

                   DISTRIBUTION AND COMPENSATION ARRANGEMENTS

     NYLIFE Distributors LLC (NYLIFE Distributors), the underwriter and distributor of the policies, is registered with the SEC and the Financial Industry Regulatory Authority, Inc. (FINRA) as a broker-dealer. The firm is an indirect wholly-owned subsidiary of New York Life, and an affiliate of NYLIAC. Its principal business address is 169 Lackawanna Avenue, Parsippany, New Jersey 07054.

     The policies are sold by registered representatives of NYLIFE Securities, Inc. ("NYLIFE Securities"), a broker-dealer that is an affiliate of NYLIFE Distributors, and by registered representatives of unaffiliated broker-dealers. Your registered representative is also a licensed insurance agent with New York Life. He or she may be qualified to offer other forms of life insurance, annuities, and other investment products. In certain circumstances, NYLIFE Securities registered representatives can sell both products manufactured and issued by New York Life or its affiliates and products provided by other companies.

     The selling broker-dealer, and in turn your registered representative, will receive compensation for selling you this policy or any other investment product. Compensation may consist of commissions, asset-based compensation, allowances for expenses, and other compensation programs. The amount of compensation received by your registered representative will vary depending on the policy that he or she sells, on sales production goals, and on the specific payment arrangements of the relevant broker-dealer. Differing compensation arrangements have the potential to influence the recommendation made by your registered representative or broker-dealer.

     The maximum commissions payable to a broker-dealer in the first 30 policy years are equivalent to the present value of an annual commission rate for 30 years of 5.0% per year.(1) Broker-dealers receive commission not to exceed 5.0% of premiums paid in Policy Year 1, plus 3.0% of premiums paid in Policy Years 2-
15. Broker-dealers may also receive an allowance for expenses that ranges generally from 0% to 3% of first year premiums.

     New York Life also has other compensation programs where registered representatives, managers, and employees involved in the sales process receive additional compensation related to the sale of products manufactured and issued by New York Life or its affiliates. NYLIFE Securities registered representatives who are members of the General Office management team receive compensation based on a number of sales-related incentive programs designed to compensate for education, supervision, training, and recruiting of agents.

     Unaffiliated broker-dealers may receive sales support for products manufactured and issued by New York Life or its affiliates from Brokerage General Agents ("BGAs") who are not employed by New York Life. BGAs receive commissions on the policies based on a percentage of the commissions the registered representative receives and an allowance for expenses based on first year premiums paid.

     NYLIFE Securities registered representatives can qualify to attend New York Life-sponsored educational, training, and development conferences based on the sales they make of life insurance, annuities, and investment products during a particular twelve-month period. In addition, qualification for recognition programs sponsored by New York Life depends on the sale of products manufactured and issued by New York Life or its affiliates.

     The policies are sold and premium payments are accepted on a continuous basis.


----------
(1) Assumes a discount rate of 6%. Additional assumptions for the SPVUL product are Female Issue Age 60, issued nonsmoker, with a planned single premium of $10,000 and an initial face amount of $10,000.

                              UNDERWRITING A POLICY

     The underwriting of a policy determines: (1) whether the policy application will be approved or disapproved; and (2) into what premium class the insured should be placed. Risk factors that are considered for these determinations include: (i) the insured's age; (ii) the insured's health history; (iii) whether the insured smokes or not; and (iv) the amount of insurance coverage requested on the policy application. As risk factors are added (i.e., higher age, smoker, poor health history, higher insurance coverage) the amount of the premium required for an approved policy will increase. As SPVUL is offered with simplified underwriting, healthy individuals will pay higher current cost of insurance rates than they would pay under a substantially similar policy offered by NYLIAC using a different underwriting method.

                      ADDITIONAL INFORMATION ABOUT CHARGES

     The following example reflects how charges impact a policy.

                                     EXAMPLE

     This example assumes a female insured, issue age 60, a death benefit guarantee amount of $10,000, and an initial single premium of $10,000. It also assumes current charges and a 6% hypothetical gross annual investment return, which results in a 5.16% net annual investment return. It also assumes the policy is in its first Policy Year. There is no guarantee that the current charges illustrated below will not change.


PREMIUM                                       $10,000.00    You choose the initial single premium
Plus net investment performance                             you intend to pay. Any additional
     (earned from the Investment                            premium payments you make are called
     Divisions and/or the Fixed Account)                    unplanned premiums.
     (varies daily)                              $507.56
  Less total annual monthly premium                         We allocate your net premium to the
       expense charge(1)                            0.00    Investment Divisions and/or the Fixed
                                                            Account based on your instructions.
  Less total annual monthly cost of
       insurance charge (based on amount
       of Cash Value)                              30.24
  Less total annual monthly asset-based
       administrative charge (based on
       amount of Cash Value)                      224.71
  Less total annual Mortality and
       Expense Risk Charge (based on the
       Cash Value allocated to the
       Separate Account)(2)                        50.35

----------------------------------------

CASH VALUE                                    $10,202.26    Cash Value may be used to determine
  Less surrender charges                          688.65    the amount of your Life Insurance
                                                            Benefit as well as the Cash Surrender
                                                            Value of your policy.

                                                            We may assess a surrender charge when
                                                            you make a partial withdrawal or full
                                                            surrender in the first nine Policy
                                                            Years.

----------------------------------------
CASH SURRENDER VALUE                           $9,513.61
  (as of the end of the first Policy                        The amount of loans, withdrawals, and
  Year)                                                     surrenders you can make is based on
                                                            your policy's Cash Surrender Value.
                                                            Your policy will terminate if your
                                                            Cash Value less any outstanding policy
                                                            loans and accrued loan interest is
                                                            insufficient to pay your policy's
                                                            monthly charges and the Death Benefit
                                                            Guarantee is not in effect.



(1) For details about how we calculate the premium expense charge for your policy, you should refer to the Table of Fees and Expenses in the SPVUL prospectus. The premium expense charge is not deducted in policy years 1-10.

(2) For details about how we calculate the Mortality and Expense charges for your policy, you should refer to the Table of Fees and Expenses in the SPVUL prospectus.

     The following is additional information about specific charges that can be associated with your policy.

                            DEDUCTIONS FROM PREMIUMS

     There are no deductions from premiums.

OTHER TAX CHARGES

     No other charge is currently made on the Separate Account for our Federal income taxes that may be attributable to the Separate Account. In the future, we may impose a charge for our Federal income taxes that are attributable to the Separate Account. In addition, depending on the method of calculating interest on amounts allocated to the Fixed Account, we may impose a charge for the policy's share of NYLIAC's Federal income taxes attributable to the Fixed Account.

     Under current laws, we may incur state or local taxes other than premium taxes (including income, franchise and capital taxes) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, we reserve the right to charge the Separate Account for the portion of such taxes, if any, attributable to the Separate Account or the policies.

                               TRANSACTION CHARGES

SURRENDER CHARGES

     For Policy Years 1-9, we deduct a surrender charge on any surrender or partial withdrawal that is in excess of the Surrender Charge Free Window. In any Policy Year, the Surrender Charge Free Window is the greater of 10% of the policy Cash Value (minus any partial withdrawals already taken in that Policy
Year) or 100% of the Policy Gain. If you surrender the policy or take a partial withdrawal in excess of the Surrender Charge Free Window, we deduct an amount equal to the Cash Value (or Cash Value withdrawn for partial withdrawals) less the Surrender Charge Free Window amount, multiplied by the percentage (as shown in the table below for the applicable Policy Year). The surrender charge will never exceed a percentage (as shown in the tables below for the applicable Policy Year) of the initial single premium payment and of any Underwritten Increase(s) made during Policy Years 1-9.

--------------------------------------

  POLICY YEAR       PERCENTAGE APPLIED
---------------     ------------------
  1                         7.5%
  2                         7.0%
  3                         6.5%
  4                         6.0%
  5                         5.0%
  6                         4.0%
  7                         3.0%
  8                         2.0%
  9                         1.0%
  10 and beyond             0.0%
--------------------------------------


PARTIAL WITHDRAWAL FEE AND SURRENDER CHARGE

     If you make a partial withdrawal we may deduct a processing fee, not to exceed $25, and a surrender charge (as described above).

TRANSFER CHARGE

     We may impose a charge of $30 per transfer for each transfer after the first twelve in any Policy Year.

INSUFFICIENT FUNDS FEE

     If your premium payment is returned by the bank for insufficient funds, you will be charged a $20 fee for each returned payment.

                           DEDUCTIONS FROM CASH VALUE

PREMIUM EXPENSE CHARGE

     On each Monthly Deduction Day for Policy Years 11 and beyond, we will deduct a monthly premium expense charge to partially cover our expenses of selling the policy to you and our state premium tax and federal tax expenses in Policy Years 11 and beyond resulting from payment of premiums and

Underwritten Increases under the policy. The current premium expense charge will equal 2.0%, or $20 per $1,000, as an annual percentage of the policy's Adjusted Total Premium in Policy Years 11 and beyond. We reserve the right to increase this charge. However, we guarantee that the premium expense charge will never exceed 2.5% of Adjusted Total Premium in Policy Years 11 and beyond. The amount of premium expense charge in a Policy Year is not necessarily related to our actual expenses for that particular year. To the extent that premium expenses are not covered by the premium expense charge and the surrender charge, they will be recovered from the NYLIAC surplus, including any amounts derived from the Mortality and Expense Risk charge, the charge for cost of insurance protection or the monthly asset-based administrative charge. The premium expense charge we deduct is an annual percentage of the Adjusted Total Premium.

MONTHLY ASSET-BASED ADMINISTRATIVE CHARGE

     On each Monthly Deduction Day in Policy Years 1-10, we deduct a monthly asset-based administrative charge to compensate us for costs we incur in providing certain administrative services including recordkeeping, processing claims, and communicating with policyowners. This charge will also cover our state premium tax and federal tax expenses in Policy Years 1-10 resulting from payment of premiums and Underwritten Increases under the policy. This charge is currently equal to 2.25% of your Cash Value on an annual basis for Policy Years 1-10.

     We can change the monthly asset-based administrative charge at any time, but we guarantee that the charge will never exceed an amount equal to 2.25% of your policy's Cash Value on an annual basis for Policy Years 1-10.

     There will be no monthly asset-based administrative charges deducted in Policy Years 11 and beyond.

CHARGE FOR COST OF INSURANCE PROTECTION

     The current cost of insurance charge is a percentage (based on the Insured's Issue age, gender and underwriting class) of the Cash Value. Your cash value will vary from month to month depending on changes in the performance of the investment divisions selected, outstanding loans (including loan interest), charges and premium payments. As SPVUL is offered with simplified underwriting, healthy individuals will pay higher current cost of insurance rates than they would pay under a substantially similar policy offered by NYLIAC using a different underwriting method. The guaranted maximum charge is calculated by multiplying the monthly cost of insurance rate which applies to the insured at that time by the Net Amount at Risk on the Monthly Deduction Day. The Net Amount at Risk is the difference between the current Life Insurance Benefit of your policy and the policy's Cash Value.

MORTALITY AND EXPENSE RISK CHARGE

     We assume a mortality risk that the group of lives we have insured under our policies will not live as long as we expected. In addition, we assume an expense risk that the cost of issuing and administering the policies we have sold will be greater than we have estimated. On each Monthly Deduction Day, we deduct a Mortality and Expense Risk charge from the Cash Value allocated to the Separate Account. We may use any profit derived from the charge for any lawful purpose, including any distribution expenses not covered by the premium expense charge.

     Currently, we deduct a Mortality and Expense Risk charge that is equal to an annual rate of 0.50% of the Cash Value allocated to the Separate Account. While we may change the Mortality and Expense Risk charge that we deduct, we guarantee that this charge never will be more than an annual rate of 0.75% of the Cash Value allocated to the Separate Account.

                                      LOANS

     You can borrow up to 90% of the Cash Surrender Value of your policy. Assuming that you have not reached this maximum, you may obtain additional loans during the life of your policy.

     Currently, the effective annual loan interest rate is 4%. If the interest is not paid, it is withdrawn on a pro rata basis across all Investment Divisions.

                            SURRENDER OF YOUR POLICY

     Cash Surrender Value and Cash Value are significant for 2 reasons:

       -- LOANS AND PARTIAL WITHDRAWALS: You can take loans and partial withdrawals from your policy based on the amount of the policy's Cash Surrender Value.

       -- KEEPING YOUR POLICY IN EFFECT: Your policy may lapse without value if the Cash Value less any outstanding policy loans and accrued loan interest is insufficient to cover charges. Therefore, you may need to make additional premium payments so that the Cash Value of your policy is sufficient to pay the charges needed to keep your policy in effect.

                              FINANCIAL STATEMENTS

     The consolidated balance sheet of NYLIAC as of December 31, 2008 and 2007, and the consolidated statements of income, of stockholder's equity and of cash flows for each of the three years in the period ended December 31, 2008 included in this SAI have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The Separate Account statement of assets and liabilities as of December 31, 2008 and the statement of operations, of changes in net assets and the financial highlights for each of the periods indicated in this SAI have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Issued by: New York Life Insurance and Annuity Corporation (A Delaware
                                  Corporation)
                      51 Madison Avenue, New York, NY 10010
                    Distributed by: NYLIFE Distributors, LLC
                                Member FINRA/SIPC

                            PART C. OTHER INFORMATION

ITEM 26.         EXHIBITS

                 Board of Directors Resolution

(a) Resolution of the Board of Directors of NYLIAC establishing the Separate Account - Previously filed as Exhibit (1) to Registrant's initial Registration Statement on Form S-6, re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (1) to Registrant's Post-Effective Amendment No. 4 on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 033-64410), filed 4/25/97 and incorporated herein by reference.

(b)              Custodian Agreements. Not applicable.

(c)              Underwriting Contracts.

(c)(1) Distribution Agreement between NYLIFE Securities Inc. and NYLIAC - Previously filed as Exhibit (3)(a) to Post-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC MFA Separate Account-I (File No. 002-86084), re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (3)(a)(1) to Post-Effective Amendment No. 4 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 033-64410), filed 4/25/97 and incorporated herein by reference.

(c)(2) Distribution Agreement between NYLIFE Distributors Inc. and NYLIAC - Previously filed as Exhibit (3)(b) to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 for NYLIAC Variable Annuity Separate Account-III (File No. 033-87382), filed 4/18/96 and incorporated herein by reference.

(c)(3) Distribution and Underwriting Agreement, dated April 27, 2006, between New York Life Insurance and Annuity Corporation and NYLIFE Distributors LLC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit(c)(3) to Post-Effective Amendment No. 16 on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-48300), filed 8/15/06 and incorporated herein by reference.

(d)              Contracts.


(d)(1) Form of Policy for Flexible Single Premium Variable Universal Life Insurance Policy (No. 308-95) - Filed herewith.



(d)(2) Living Benefits Rider (No. 929-495) - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (5)(h) to Registrant's Pre-Effective Amendment No. 1 on Form S-6 for NYLIAC Variable Universal Life Separate Account - I (File No. 333-79309), filed 7/23/99 and incorporated herein by reference.



(d)(3)           Spouse's Paid-Up Insurance Purchase Option (SPPO) Rider (No.
                 305-375) - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (d)(9) to the initial Registration Statement on Form N-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-147707), filed 11/29/07 and incorporated herein by reference.





(e)              Applications.





(e)(1) Form of application for a Policy (No. 204-500) - Filed herewith.



(e)(2)           Form of Simplified Medical Questionnaire - Part II (No. 22670)
                 - Filed herewith.


(f)              Depositor's Certificate of Incorporation and By-Laws.

(f)(1) Certificate of Incorporation of NYLIAC - Previously filed as Exhibit (6)(a) to the registration statement on Form S-6 for NYLIAC MFA Separate Account-I (File No. 002-86083), re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (6)(a) to the initial registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 7/3/96 and incorporated herein by reference.

(f)(2) By-Laws of NYLIAC - Previously filed as Exhibit (6)(b) to the registration statement on Form S-6 for NYLIAC MFA Separate Account-I (File No. 002-86083), re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (6)(b) to the initial registration statement on Form S-6 for NYLIAC Corporate

                 Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), and filed 7/3/96 and incorporated herein by reference.


(f)(2)(a) Amendments to By-Laws of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (6)(b)(2) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-39157), filed 4/3/98 and incorporated herein by reference.

(g)              Reinsurance Contracts.

                 Not applicable.

(h)              Participation Agreements.

(h)(1) Stock Sale Agreement between NYLIAC and MainStay VP Series Fund, Inc. (formerly New York Life MFA Series Fund, Inc.) - Previously filed as Exhibit (9) to Registrant's Pre-Effective Amendment No. 1 on Form S-6, refiled as Exhibit 1.(9)(a) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.








(h)(2) Participation Agreement between Janus Aspen Series and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 1.(9)(b)(3) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.



(h)(3) Participation Agreement among Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 1.(9)(b)(4) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.



(h)(4) Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 1.(9)(b)(5) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.



(h)(5) Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as
                 Exhibit 1.(9)(b)(6) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate

                 Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.


(h)(6) Form of Participation Agreement among T. Rowe Price Equity Series, Inc., T. Rowe Price Associates, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(h) to Post-Effective Amendment No. 7 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-I (File No. 033-53342), filed 4/16/98 and incorporated herein by reference.



(h)(7) Form of Participation Agreement among Van Eck Worldwide Insurance Trust, Van Eck Associates Corporation and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(i) to Post-Effective Amendment No. 7 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - I (File No. 033-53342), filed 4/16/98 and incorporated herein by reference.



(h)(8) Form of Participation Agreement among MFS Variable Insurance Trust, Massachusetts Financial Services Company and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(j) to Post-Effective Amendment No. 7 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-I (File No. 033-53342), filed 5/20/03 and incorporated herein by reference.



(h)(9) Form of Participation Agreement among Dreyfus Investment Portfolios. The Dreyfus Corporation, Dreyfus Service Corporation and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102 (e) as Exhibit (9)(r) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-57210), filed 6/4/01 and incorporated herein by reference.



(h)(10) Form of Substitution Agreement among NYLIAC, MainStay Management LLC, and New York Life Investment Management LLC - Previously filed in accordance with Regulation S-T, 17 CFR
                 232.102 (e) as Exhibit (9)(s) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-57210), filed 6/4/01 and incorporated herein by reference.



(h)(11) Participation Agreement among Acacia Capital Corporation, Calvert Asset Management Company, Inc. and NYLIAC, as amended - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 1.(9)(b)(1) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.



(h)(12) Amendment dated 9/27/02 to Stock Sale Agreement dated 6/4/93 between NYLIAC and MainStay VP Series Fund, Inc. - Previously filed in accordance with Regulation S-T, 17CFR 232.102(e) as Exhibit (8)(n) to Post-Effective Amendment No. 18 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-III (File No. 033-87382), filed 4/9/03 and incorporated herein by reference.



(h)(13) Participation Agreement among New York Life Insurance and Annuity Corporation, MainStay VP Series Fund, Inc., and New York Life Investment Management LLC dated 10/7/04 - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(y) to Post-Effective Amendment No. 20 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account I (File No. 033-53342), filed 4/10/06 and incorporated herein by reference.



(h)(14) Form of Participation Agreement among Royce Capital Fund, Royce & Associates, LLC and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(19) to Post-Effective Amendment No. 10 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-48300), filed 6/25/04 and incorporated herein by reference.



(h)(15) Form of Participation Agreement by and among AIM Variable Insurance Funds, AIM Distributors, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(22) to Post-Effective Amendment No. 13 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-48300), filed 9/15/05 and incorporated herein by reference.



(h)(16) Form of Participation Agreement, dated May 1, 2007, among New York Life Insurance and Annuity Corporation, AllianceBernstein L.P. and AllianceBernstein Investments, Inc. - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (h)(26) to Post-Effective Amendment No. 17 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-48300), filed 4/18/07 and incorporated herein by reference.



(h)(17) Form of Participation Agreement, dated May 1, 2007, among New York Life Insurance and Annuity Corporation, DWS Variable Series I, DWS Variable Series II, and DWS Investments VIT Funds, DWS Scudder Distributors, Inc. and Deutsche Investment Management Americas Inc. - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(27) to Post-Effective Amendment No. 17 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-48300), filed 4/18/07 and incorporated herein by reference.


(i)              Administrative Contracts.

(i)(1) Service Agreement between Fred Alger Management, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(1) to Post-Effective Amendment No. 6 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account - I (File No. 333-79309), filed 1/21/03 and incorporated herein by reference.

(i)(2) Administrative Services Agreement between Dreyfus Corporation and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(2) to Post-Effective Amendment No. 6 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account - I (File No. 333-79309), filed 1/21/03 and incorporated herein by reference.

(i)(3) Administrative Services Agreement between Janus Capital Corporation and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(3) to Post-Effective Amendment No. 6 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account - I (File No. 333-79309), filed 1/21/03 and incorporated herein by reference.

(i)(4) Services Agreement between New York Life Investment Management LLC and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(4) to Post-Effective Amendment No. 6 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account - I (File No. 333-79309), filed 1/21/03 and incorporated herein by reference.

(i)(5) Administrative Services Agreement between T. Rowe Price Associates, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(5) to Post-Effective Amendment No. 6 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account - I (File No. 333-79309), filed 1/21/03 and incorporated herein by reference.

(i)(6) Service Agreement between Fidelity Investments Institutional Operations Company, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (i)(6) to Post-Effective Amendment No. 6 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account - I (File No. 333-79309), filed 1/21/03 and incorporated herein by reference.


(i)(7) Administrative Services Agreement between Massachusetts Financial Services Company and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (i)(8) to Post-Effective Amendment No. 3 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-57210), filed 2/12/03 and incorporated herein by reference.



(i)(8) Form of Administrative and Shareholder Services Letter of Agreement dated 1/15/98 between Van Eck Worldwide Insurance Trust and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(9) to Post-Effective Amendment No. 11 to the registration statement on Form N-4 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-79309), filed 9/13/05 and incorporated herein by reference.



(i)(9) Addendum to the Participation Agreement among Calvert Variable Series, Inc., Calvert Asset Management Company, Inc. and NYLIAC
                 - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(11) to Post-Effective Amendment No. 3 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account - I (File No. 333-57210), filed 2/12/03 and incorporated herein by reference.



(i)(10) Administrative Services Agreement between New York Life Investment Management LLC and NYLIAC dated 1/1/05 - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(w) to Post-Effective Amendment No. 20 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - I (File No. 033-53342), filed 4/10/06 and incorporated herein by reference.



(i)(11) Administrative Services Agreement by and between Royce & Associates, LLC and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(u) to Post-Effective Amendment No. 18 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-I (File No. 033-53342), filed 4/12/05 and incorporated herein by reference.



(i)(12) Form of Service Agreement by and between AIM Advisors, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(18) to Post-Effective Amendment No. 13 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-48300), filed 9/15/05 and incorporated herein by reference.



(i)(13) Form of Administrative Services Agreement, dated May 1, 2007, among New York Life Insurance and Annuity Corporation, AllianceBernstein L.P. and AllianceBernstein Investments, Inc.
                 - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(23) to Post-Effective Amendment No. 17 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-48300), filed 4/18/07 and incorporated herein by reference.



(i)(14) Administrative Services Letter of Agreement, dated May 1, 2007, between Deutsche Investment Management Americas, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(14) to Pre-Effective Amendment No. 1 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-147707), filed 4/14/08 and incorporated herein by reference.



(i)(l5)          Administrative Service Agreement between Morgan Stanley & Co.
                 Incorporated and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(15) to Pre-Effective Amendment No. 1 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account
                 - I (File No. 333-147707), filed on 4/14/08 and incorporated herein by reference.


(j)              Other Material Contracts.


(j)(l) Powers of Attorney for Scott L. Berlin, Director and Senior Vice President of NYILAC - Filed herewith.



(j)(2) Powers of Attorney for Christopher O. Blunt, Director and Senior Vice President and Chief Operating Officer of NYLIAC - Filed herewith.



(j)(3) Powers of Attorney for Frank M. Boccio, Director and Executive Vice President of NYLIAC - Filed herewith.



(j)(4) Powers of Attorney for Solomon Goldfinger, Director and Senior Vice President of NYLIAC - Filed herewith.



(j)(5) Powers of Attorney for Theodore A. Mathas, Director and President of NYLIAC - Filed herewith.



(j)(6) Powers of Attorney for John R. Meyer, Director and Senior Vice President of NYLIAC - Filed herewith.



(j)(7) Powers of Attorney for Angelo J. Scialabba, First Vice President and Controller (Principal Accounting Officer) of NYLIAC - Filed herewith.



(j)(8) Powers of Attorney for Arthur H. Seter, Director of NYLIAC - Filed herewith.



(j)(9) Powers of Attorney for Michael E. Sproule, Director of NYLIAC - Filed herewith.



(j)(10) Powers of Attorney for Joel M. Steinberg, Director, Senior Vice President, Chief Financial Officer and Chief Actuary of
                 NYLIAC - Filed herewith.

(k)              Legal Opinion.


                 Opinion and consent of Thomas F. English, Esq. - To be filed by Pre-Effective Amendment.



(l)              Actuarial Opinion.


                 Opinion and consent of Amanda L. Kuhl, Assistant Actuary-To be filed by Pre-Effective Amendment.


(m)              Calculation.


                 Sample Calculation of Illustrations - To be filed by Pre-Effective Amendment.


(n)              Other Opinions.


(n)(1) Consent of Pricewaterhouse Coopers LLP - To be filed by Pre-Effective Amendment.



(o)              Omitted Financial Statements.

                 Not applicable.

(p)              Initial Capital Agreements.

                 Not applicable.

(q)              Redeemability Exemption.

(q)(1) Memorandum describing NYLIAC's issuance, transfer and redemption procedures for the Policy - To be filed by Pre-Effective Amendment.

ITEM 27. DIRECTORS AND OFFICERS OF THE DEPOSITOR

The principal business address of each director and officer of NYLIAC is 51 Madison Avenue, New York, NY 10010.


Name:                     Title:
-----                     ------
Theodore A. Mathas        Chairman and President
Frank M. Boccio           Director and Executive Vice President
Scott L. Berlin           Director and Senior Vice President in charge of Individual Life
Christopher O. Blunt      Director, Senior Vice President and Chief Operating Officer for L & A
Solomon Goldfinger        Director, Senior Vice President and Senior Advisor
John R. Meyer             Director and Senior Vice President in charge of Individual Annuity
Joel M. Steinberg         Director, Senior Vice President, Chief Financial Officer and Chief Actuary
Arthur H. Seter           Director, Senior Vice President and Chief Investment Officer
Michael E. Sproule        Director
Gary E. Wendlandt         Vice Chairman in charge of Investment and Finance
John Y. Kim               Executive Vice President-CEO and President of NYLIM
Sara Badler               Senior Vice President & Deputy Legal Officer
Patricia Barbari          Senior Vice President
John A. Cullen            Senior Vice President
Thomas F. English         Senior Vice President and Chief Legal Officer
Melvin J. Feinberg        Senior Vice President
Robert J. Hebron          Senior Vice President
Barbara McInerney         Senior Vice President in charge of Corporate Compliance
Gary J. Miller            Senior Vice President
Michael M. Oleske         Senior Vice President and Tax Counsel
Paul Pasteris             Senior Vice President for Market Development & Strategic Planning
Mark W. Pfaff             Senior Vice President in charge of Agency Department
Eileen T. Slevin          Senior Vice President and Chief Information Officer
Joseph Bennett            First Vice President
Kathleen A. Donnelly      First Vice President
Angelo J. Scialabba       First Vice President and Controller
Thomas P. Shea            First Vice President
Richard J. Witterschein   First Vice President and Treasurer
Stephen A. Bloom          Vice President and Chief Underwriter
David F. Boyle            Vice President
William J. Burns          Vice President
Karen E. Dann             Vice President
Robert M. Gardner         Vice President
Troy E. Glover            Vice President
Jane Hamrick              Vice President and Actuary
Robert J. Hynes           Vice President
Mario Lazzaro             Vice President
Edward P. Linder          Vice President
Brian C. Loutrel          Vice President
Catherine A. Marrion      Vice President and Secretary
Rowan MacDonald           Vice President and Deputy Treasurer
Corey B. Multer           Vice President
Marijo F. Murphy          Vice President
Nicholas Pasyanos         Vice President and Actuary
Linda M. Reimer           Vice President and Associate Legal Officer
Andrew N. Reiss           Vice President - National Sales Manager
Janis C. Rubin            Vice President
Irwin Silber              Vice President and Actuary
James R. Vavra            Vice President
Robin Wagner              Vice President
Richard M. Walsh          Vice President
Elaine Williams           Vice President
Robert Ziegler            Vice President
Richard Zuccaro           Vice President - Tax

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT

The Depositor, NYLIAC, is a wholly-owned subsidiary of New York Life Insurance Company ("New York Life"). The Registrant is a segregated asset account of NYLIAC. The following chart indicates persons presumed to be controlled by New York Life(+), unless otherwise indicated. Subsidiaries of other subsidiaries are indented accordingly, and ownership is 100% unless otherwise indicated.

                                                                       Jurisdiction of           Percent of Voting
Name                                                                   Organization              Securities Owned
Eclipse Funds Inc.(1)                                                  Maryland

ICAP Funds Inc.                                                        Maryland

Eclipse Funds(1)                                                       Massachusetts

The MainStay Funds(1)                                                  Massachusetts

McMorgan Funds(1)                                                      Delaware

MainStay VP Series Fund, Inc.(1)(2)                                    Maryland

New York Life Insurance and Annuity Corporation                        Delaware

     Pacific Square Investments LLC                                    Delaware

          29 Park Investments No. 2 Limited                            Cayman Islands

NYLIFE LLC                                                             Delaware
     Eagle Strategies LLC                                              Delaware

--------
         (1) Registered investment company as to which New York Life and/or its subsidiaries perform one or more of the following services: investment management, administrative, distribution, transfer agency and underwriting services. It is not a subsidiary of New York Life and is included for informational purposes only.

         (2) New York Life Investment Management LLC serves as investment adviser to this entity, the shares of which are held of record by separate accounts of NYLIAC. New York Life disclaims any beneficial ownership and control of this entity. New York Life and NYLIAC as depositors of said separate accounts have agreed to vote their shares as to matters covered in the proxy statement in accordance with voting instructions received from holders of variable annuity and variable life insurance policies at the shareholders meeting of this entity. It is not a subsidiary of New York Life, but is included here for informational purposes only.

--------
(+) By including the indicated corporations in this list, New York Life is not stating or admitting that said corporations are under its actual control; rather, these corporations are listed here to ensure full compliance with the requirements of this Form N-6.

                                                                       Jurisdiction of           Percent of Voting
Name                                                                   Organization              Securities Owned
(NYLIFE LLC subsidiaries cont.)
     New York Life Capital Corporation                                 Delaware
     NYL Management Limited                                            United Kingdom
     NYLUK I Company                                                   United Kingdom

         NYLUK II Company                                              United Kingdom
             Gresham Mortgage                                          United Kingdom
             W Construction Company                                    United Kingdom
             WUT                                                       United Kingdom
             WIM (AIM)                                                 United Kingdom
     New York Life Trust Company                                       New York
     NYL Executive Benefits LLC                                        Delaware

                                                                           Jurisdiction of           Percent of Voting
Name                                                                       Organization              Securities Owned
(NYLIFE LLC subsidiaries cont.)
     NYLIFE Securities LLC                                                 Delaware
     NYLINK Insurance Agency Incorporated                                  Delaware

                                                                       Jurisdiction of        Percent of Voting
Name                                                                   Organization           Securities Owned
New York Life Investment Management Holdings LLC                       Delaware
     NYLCAP Holdings                                                   Mauritius
     NYLIM Service Company LLC                                         Delaware
     NYLCAP Manager LLC                                                Delaware
         New York Life Capital Partners, LLC                           Delaware
              New York Life Capital Partners, L.P.                     Delaware
         New York Life Capital Partners II, LLC                        Delaware
              New York Life Capital Partners II, L.P.                  Delaware
         New York Life Capital Partners III GenPar GP, LLC             Delaware
              New York Life Capital Partners III GenPar, LP            Delaware
                   New York Life Capital Partners III, LP              Delaware
                   New York Life Capital Partners III-A, LP            Delaware
         New York Life Capital Partners IV GenPar GP, LLC              Delaware
              New York Life Capital Partners IV GenPar, LP             Delaware
                   New York Life Capital Partners IV, LP               Delaware
                   New York Life Capital Partners IV-A, LP             Delaware
         NYLIM Mezzanine GenPar GP, LLC                                Delaware
              NYLIM Mezzanine GenPar, LP                               Delaware
                  New York Life Investment Management Mezzanine
                      Partners, LP                                     Delaware
                      NYLIM Mezzanine Luxco S.a.r.l.                   Luxembourg
                      NYLIM Mezzanine Partners Parallel Fund, LP       Delaware
         NYLIM Mezzanine Partners II GenPar, GP, LLC                   Delaware
                  NYLIM Mezzanine Offshore Partners II, LP             Delaware
                  NYLIM Mezzanine Partners II, GenPar, LP              Delaware
                      New York Life Investment Management Mezzanine    Delaware
                      Partners II, LP
                           NYLIM Mezzanine II Luxco S.a.r.l.           Luxembourg
                      NYLIM Mezzanine Partners II Parallel Fund, LP    Delaware
         NYLCAP Canada GenPar Inc.                                     Canada
              NYLCAP Select Manager Canada Feeder Fund, LP             Canada
              NYLCAP Select Manager Canada Fund, LP                    Canada
         NYLCAP India Funding LLC                                      Delaware
         NYLCAP Select Manager GenPar GP, LLC                          Delaware
              NYLCAP Select Manager GenPar, LP                         Delaware
                  NYLCAP Select Manager Fund, LP                       Delaware
              NYLCAP Select Manager Cayman Fund, LP                    Cayman Islands
                  NYLCAP Select Manager Cayman Fund
                  Subsidiary I, LP                                     Delaware
         NYLIM-JB Asset Management Co. (Mauritius) LLC                 Mauritius                24.6%
              New York Life Investment Management India Fund II, LLC   Mauritius                24.6%
                  New York Life Investment Management India
                  Fund (FVCI) II, LLC                                  Mauritius                24.6%
         NYLCAP India Funding III LLC                                  Delaware
              NYLIM-JB Asset Management Co. III (Mauritius) LLC        Mauritius                24.6%
                  NYLIM Jacob Ballas India Fund III
                  (Mauritius) LLC                                      Mauritius                24.6%
                       NYLIM Jacob Ballas Capital India
                       (FVCI) III (Mauritius) LLC                      Mauritius                24.6%
                       NYLIM Jacob Ballas India (FII) III
                       (Mauritius) LLC                                 Mauritius                24.6%

     MacKay Shields LLC                                                Delaware
         MacKay Shields Credit Strategy Fund Ltd.                      Cayman Islands
         MacKay Shields Defensive Bond Arbitrage Fund Ltd.             Bermuda
         MacKay Shields Core Plus Alpha Fund Ltd.                      Cayman Islands
         MacKay Shields Credit Strategy Partners LP                    Delaware
         MacKay Shields General Partner (L/S) LLC                      Delaware
              MacKay Shields Long/Short Fund LP                        Delaware
              MacKay Shields Long/Short Fund (Master) LP               Delaware
              MacKay Shields Long/Short Fund (QP) LP                   Delaware
              MacKay Shields Long/Short Fund (Offshore) LP             Cayman Islands
     NYLIFE Distributors LLC                                           Delaware
     New York Life Investment Management LLC                           Delaware
         New York Life Investment Management (U.K.) Limited            United Kingdom
         NYLIM GP, LLC                                                 Delaware
              NYLIM Large-Cap Enhanced Index Fund LP                   Delaware
              NYLIM Institutional Floating Rate Fund, LP               Delaware
         NYLIM Fund II GP, LLC                                         Delaware
              NYLIM Real Estate Mezzanine Fund II, LP                  Delaware
                  NYLIM-TND, LLC                                       Delaware
                  NYLIM-CN, LLC                                        Delaware
                  NYLIM-DCM, LLC                                       Delaware
                      NYLIM-MM, LLC                                    Delaware
                  NYLIM Re Mezzanine Fund II Investment
                  Corporation                                          Delaware
                  NYLIM Repurchase Mezzanine Subsidiary LLC            Delaware
         NYLIM European Equity Market Neutral Fund GP, LLC             Delaware
              NYLIM European Equity Market Neutral Fund LP             Delaware
         NYLIM European Equity Market Neutral Master Fund Ltd.         Cayman Islands
         NYLIM European Equity Market Neutral Fund Ltd.                Cayman Islands
         NYLIM Asian Equity Market Neutral Fund GP, LLC                Delaware
              NYLIM Asian Equity Market Neutral Fund LP                Delaware
         NYLIM Asian Equity Market Neutral Master Fund Ltd.            Cayman Islands
         NYLIM Asian Equity Market Neutral Fund Ltd.                   Cayman Islands
         NYLIM U.S. Large-Cap Core 130/30 Fund GP, LLC                 Delaware
              NYLIM U.S. Large-Cap Core 130/30 Fund LP                 Delaware
         NYLIM U.S. Core Equity Market Neutral Fund GP, LLC            Delaware
         NYLIM International 170/70 Fund Ltd.                          Cayman Islands
         NYLIM-GCR Fund I LLC                                          Delaware                   50%
              NYLIM-GCR Fund I 2002 LP                                 Delaware                   50%
         WFHG GP, LLC                                                  Delaware                   45%
              Workforce Housing Fund I-2007 LP                         Delaware
     Madison Capital Funding LLC                                       Delaware
         MCF Co-Investment GP, LLC                                     Delaware
           MCF Co-Investment GP, LP                                    Delaware
               Madison Capital Funding Co-Investment, LP               Delaware
     McMorgan & Company LLC                                            Delaware
     McMorgan & Co. Retention Trust                                    New York
     Madison Square Investors LLC                                      Delaware
         Madison Square Investors Large-Cap Enhanced Index Fund GP,
            LLC                                                        Delaware
     NYLIM Real Estate Inc.                                            Delaware
     Institutional Capital LLC                                         Delaware
NYLIFE Insurance Company of Arizona                                    Arizona
New York Life International, LLC                                       Delaware
    HSBC New York Life Seguros de Retiro (Argentina) S.A.              Argentina                  40%
    HSBC New York Life Seguros de Vida (Argentina) S.A.                Argentina                  40%
    Maxima S.A. AFJP                                                   Argentina                  40%
    New York Life Insurance Worldwide Limited                          Bermuda
    New York Life Insurance Taiwan Corporation                         Taiwan
    New York Life Worldwide Capital, Inc.                              Delaware
        Fianzas Monterrey, S.A.                                        Mexico                  99.95%
              Operadora FMA, S.A. de C.V.                              Mexico                     99%
    NYLIFE Thailand, Inc.                                              Delaware
       PMCC Ltd.                                                       Thailand                   49%
    Siam Commercial New York Life Insurance Public Company             Thailand                47.33%
       Limited
        NYL Data Center Limited                                        Thailand                99.97%
    New York Life Securities Investment Consulting Co., Ltd.           Taiwan
    New York Life Insurance Limited                                    South Korea
    New York Life International India Fund (Mauritius) LLC             Mauritius                  90%
    NYL International SEAF                                             People's Republic
    Sichuan SME Investment Fund LLC                                    of China                39.96%
    NYLI-VB Asset Management Co. (Mauritius) LLC                       Mauritius                  90%
    New York Life International Holdings Limited                       Mauritius                  75%
        Max New York Life Insurance Limited                            India                      26%
    Seguros Monterrey New York Life, S.A. de C.V.                      Mexico                 99.996%
         Centro de Capacitacion Monterrey, A.C.                        Mexico                 99.791%
         Administradora de Conductos SMNYL, S.A. de C.V.               Mexico                     99%
         Servicios Corporativos SMNYL, S.A. de C.V.                    Mexico                     99%
    NYL Cayman Ltd.                                                    Cayman Islands

Silver Spring, LLC                                                     Delaware
   Silver Spring Associates, L.P.                                      Pennsylvania
Biris Holdings LLC                                                     Delaware
NYL Wind Investments LLC                                               Delaware
New York Life Short Term Fund                                          New York
29 Park Investments No. 1 Limited                                      Cayman Islands
Haier New York Life Insurance Company Limited                          People's Republic of China 50%
SCP 2005-C21-002 LLC                                                   Delaware
SCP 2005-C21-003 LLC                                                   Delaware
SCP 2005-C21-006 LLC                                                   Delaware
SCP 2005-C21-007 LLC                                                   Delaware
SCP 2005-C21-008 LLC                                                   Delaware
SCP 2005-C21-009 LLC                                                   Delaware
SCP 2005-C21-017 LLC                                                   Delaware
SCP 2005-C21-018 LLC                                                   Delaware
SCP 2005-C21-021 LLC                                                   Delaware
SCP 2005-C21-025 LLC                                                   Delaware
SCP 2005-C21-031 LLC                                                   Delaware
SCP 2005-C21-036 LLC                                                   Delaware
SCP 2005-C21-041 LLC                                                   Delaware
SCP 2005-C21-043 LLC                                                   Delaware
SCP 2005-C21-044 LLC                                                   Delaware
SCP 2005-C21-048 LLC                                                   Delaware
SCP 2005-C21-061 LLC                                                   Delaware
SCP 2005-C21-063 LLC                                                   Delaware
SCP 2005-C21-067 LLC                                                   Delaware
SCP 2005-C21-069 LLC                                                   Delaware
SCP 2005-C21-070 LLC                                                   Delaware
NYMH-Houston GP, LLC                                                   Delaware
   NYMH-Houston, L.P.                                                  Texas
NYMH-Plano GP, LLC                                                     Delaware
   NYMH-Plano, L.P.                                                    Texas
NYMH-Freeport GP, LLC                                                  Delaware
   NYMH-Freeport, L.P.                                                 Texas
NYMH-Ennis GP, LLC                                                     Delaware
   NYMH-Ennis, L.P.                                                    Texas
NYMH-San Antonio GP, LLC                                               Delaware
   NYMH-San Antonio, L.P.                                              Texas
NYMH-Taylor GP, LLC                                                    Delaware
   NYMH-Taylor, L.P.                                                   Texas
NYMH-Stephenville GP, LLC                                              Delaware
   NYMH-Stephenville, L.P.                                             Texas
NYMH-Farmingdale New York, NY LLC                                      Delaware
NYMH-Attleboro MA, LLC                                                 Delaware
NYLMDC-King of Prussia, LLC                                            Delaware
NYLIFE Real Estate Holdings LLC                                        Delaware
   Huntsville NYL LLC                                                  Delaware

ITEM 29.          INDEMNIFICATION

The Officers and Directors of NYLIAC are indemnified pursuant to Section 141(f) of the General Corporation Law of the State of Delaware and under Section 8.01 of the By-Laws of New York Life Insurance and Annuity Corporation, as adopted on November 3, 1980 and amended on April 6, 1988 and on May 13, 1997.

Section 8.01 of the NYLIAC By-Laws provide for indemnification as follows:

8.01 - LIMITATION OF LIABILITY: INDEMNIFICATION AND ADVANCEMENT OF EXPENSES

(a) LIMITATION OF LIABILITY FOR DIRECTORS - No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the directors duty of loyalty of the Corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. If the General Corporation Law of the State of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended.

(b) INDEMNIFICATION AND ADVANCEMENT OF EXPENSES OF DIRECTORS AND OFFICERS - Except to the extent expressly prohibited by the General Corporation Law of the State of Delaware, the Corporation shall indemnify any director or officer who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that such person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

Except to the extent expressly prohibited by the General Corporation Law of the State of Delaware, the Corporation shall indemnify any director or officer who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against reasonable expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation; provided, that, no indemnification shall be made in respect of any action, suit or proceeding as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action, suit or proceeding was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

The Corporation shall advance to or promptly reimburse upon request reasonable expenses (including attorneys' fees) incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Section 8.01; provided, however, that such director or officer shall cooperate in good faith with any request by the Corporation that common counsel be utilized by the parties to an action or proceeding who are similarly situated unless to do so would be inappropriate due to actual or potential differing interests between or among such parties.

The indemnification of any person provided by this Section 8.01 shall continue after such person has ceased to be a director or officer of the Corporation and shall inure to the benefit of such person's heirs, executors, administrators or legal representative.

The Corporation is authorized to enter into agreements with any of its directors, officers or employees extending rights to indemnification and advancement of expenses to any such person to the fullest extent permitted by applicable law, but the failure to enter into any such agreement shall not affect or limit the rights of any such person pursuant to this Section 8.01.

In case any provision in this Section 8.01 shall be determined at any time to be unenforceable in any respect, the other provisions hereof shall not in any way be affected or impaired thereby, and the affected provision shall be given the fullest possible enforcement in the circumstances, it being the intention of the Corporation to afford indemnification and advancement of expenses to its directors and officers, acting in such capacities or in the other capacities mentioned herein, to the fullest extent permitted by law.

(c) DETERMINATION OF INDEMNIFICATION

     (i) DIRECTORS AND OFFICERS - Subject to the General Corporation Law of the State of Delaware, any indemnification of directors and officers shall be made by either (A) the Corporation's Board of Directors or (B) the Corporation's shareholders, upon a determination that such indemnification is proper in the circumstances.

     (ii) EMPLOYEES AND AGENTS - Subject to the General Corporation of the State of Delaware, the Corporation may indemnify persons who are or were employees (other than officers of the Corporation), agents, or independent contractors of the Corporation upon the advice of the Corporation's legal counsel and a determination by (A) the Corporation's Board of Directors or
     (B) the Corporation's shareholders, that such indemnification is proper in the circumstances.

ITEM 30.          PRINCIPAL UNDERWRITERS

      (a) Other Activity. Investment companies (other than the Registrant) for which NYLIFE Distributors LLC is currently acting as underwriter:

          NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I NYLIAC MFA Separate Account-I
          NYLIAC MFA Separate Account-II
          NYLIAC Variable Annuity Separate Account-I
          NYLIAC Variable Annuity Separate Account-II
          NYLIAC Variable Annuity Separate Account-III
          NYLIAC Variable Annuity Separate Account-IV
          NYLIAC VLI Separate Account
          Eclipse Funds
          MainStay Funds
          MainStay VP Series Fund
          McMorgan Funds
          NYLIM Institutional Funds

(b) Management.

     The principal business address of each director and officer of NYLIFE Distributors LLC is 169 Lackawanna Avenue, Parsippany, New Jersey 07054.



     Names of Directors and Officers     Positions and Offices with Underwriter
     -------------------------------     --------------------------------------

John Y. Kim                              Chairman and Chief Executive Officer
Stephen P. Fisher                        Manager, President and Chief Operating Officer
Christopher O. Blunt                     Manager and Executive Vice President, Life and Annuity Distribution
David Bedard                             Senior Managing Director and Chief Financial Officer
Robert E. Brady                          Manager and Managing Director, Operations
John A. Cullen                           Manager
Barry A. Schub                           Manager
Scott L. Berlin                          Executive Vice President, Non-COLI Variable Life Distribution
Robert J. Hebron                         Executive Vice President, COLI Distribution
John R. Meyer                            Executive Vice President, Variable Annuity and Agency Mutual Funds
                                         Distribution
Thomas A. Clough                         Senior Managing Director, Retirement Services
Barbara McInerney                        Senior Managing Director, Compliance
Alison H. Micucci                        Senior Managing Director, Compliance
Donald A. Salama                         Senior Managing Director, Retirement Services
Michael D. Coffey                        Managing Director, Mutual Funds - NYLIM Product Distribution
Philip L. Gazzo                          Managing Director, Mutual Funds - Outside Broker - Dealer Distribution
Mark A. Gomez                            Managing Director and Chief Compliance Officer
Joseph J. Henehan                        Managing Director, Retirement Services
Edward P. Linder                         Managing Director, Variable Annuity and Agency Mutual Funds
                                         Distribution
Marguerite E. H. Morrison                Managing Director and Secretary
Christopher V. Parisi                    Managing Director, Mutual Funds National Sales
Stephen C. Fiacco                        Director, Mutual Funds - Outside Broker Dealer Distribution
Jennifer D. Tarsney                      Director, National Accounts
Marianna Wekow                           Director, National Accounts
Albert W. Leier                          Vice President - Financial Operations and Treasurer
David F. Boyle                           Vice President, COLI Wholesaling
Karen E. Dann                            Vice President, Variable Annuity Key Accounts - Bank Distribution
Mark L. Gudelski                         Vice President, National Accounts
Linda M. Howard                          Vice President, Compliance
Robert F. Meredith                       Vice President, Life and Annuity Distribution
Andrew N. Reiss                          Vice President, Variable Annuity Wholesaling - Bank Distribution
John Vaccaro                             Vice President, Compliance
James R. Vavra                           Vice President, Non-COLI Variable Life Wholesaling - Outside Distribution
Richard W. Zuccaro                       Vice President, Tax


      (c) Compensation from the Registrant.


                                                           Compensation on
     Name of                  Net Underwriting          Events Occasioning the
    Principal                   Discounts and          Deduction of a Deferred           Brokerage
   Underwriter                   Commissions                 Sales Load                 Commissions            Other Compensation
   -----------                   -----------                 ----------                 -----------            ------------------
NYLIFE Distributors
Inc.                                 -0-                         -0-                        -0-                        -0-


ITEM 31.          LOCATION OF ACCOUNTS AND RECORDS.

      All accounts and records required to be maintained by Section 31(a) of the 1940 Act and the rules under it are maintained by NYLIAC at its home office, 51 Madison Avenue, Room 0150, New York, New York 10010; New York Life - Records Division, 110 Cokesbury Road, Lebanon, New Jersey 08833 and with Iron Mountain Records Management, Inc. at both 8 Neptune Drive, Poughkeepsie, New York 12601 and Route 9W South, Port Ewen, New York 12466-0477.


ITEM 32.          MANAGEMENT SERVICES.

                  Not applicable.


ITEM 33.          FEE REPRESENTATION.




      New York Life Insurance and Annuity Corporation ("NYLIAC"), the sponsoring insurance company of the NYLIAC Variable Universal Life Separate Account-I, hereby represents that the fees and charges deducted under the New York Life Legacy Creator Single Premium Variable Universal Life Insurance Policy are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by NYLIAC.

                                   SIGNATURES


      Pursuant to the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City and State of New York on this 30th day of December, 2008.


                                              NYLIAC VARIABLE UNIVERSAL LIFE
                                              SEPARATE ACCOUNT-I
                                                   (Registrant)

                                              By:  /s/ Mario Lazzaro
                                                   -----------------------------
                                                   Mario Lazzaro
                                                   Vice President

                                              NEW YORK LIFE INSURANCE AND
                                              ANNUITY CORPORATION
                                                   (Depositor)

                                              By:  /s/ Mario Lazzaro
                                                   -----------------------------
                                                   Mario Lazzaro
                                                   Vice President


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:


Scott L. Berlin*               Director

Christopher O. Blunt*          Director

Frank M. Boccio*               Director

Solomon Goldfinger*            Director

Theodore A. Mathas*            Chairman and President (Principal Executive
                               Officer)

John R. Meyer*                 Director

Angelo J. Scialabba*           First Vice President and Controller (Principal
                               Accounting Officer)


Arthur H. Seter*               Director


Michael E. Sproule*            Director

Joel M. Steinberg*             Director and Chief Financial Officer







By:      /s/ Mario Lazzaro
      ---------------------------------
      Mario Lazzaro
      Attorney-in-Fact
      December 30, 2008



* Pursuant to Powers of Attorney filed herewith.

                                EXHIBIT INDEX



Exhibit Number                   Description



(d)(1) Form of Policy for Flexible Single Premium Variable Universal Life Insurance Policy (No. 308-95)

(e)(1)                 Form of Application for a Policy (No. 204-500)

(e)(2)                 Form of Simplified Medical Questionnaire -
                       Part II (No. 22670).

(j)(1)                 Powers of Attorney, Scott L. Berlin

(j)(2)                 Powers of Attorney, Christopher O. Blunt

(j)(3)                 Powers of Attorney, Frank M. Boccio

(j)(4)                 Powers of Attorney, Solomon Goldfinger

(j)(5)                 Powers of Attorney, Theodore A. Mathas

(j)(6)                 Powers of Attorney, John R. Meyer

(j)(7)                 Powers of Attorney, Angelo J. Scialabba

(j)(8)                 Powers of Attorney, Arthur H. Seter

(j)(9)                 Powers of Attorney, Michael E. Sproule

(j)(10)                Powers of Attorney, Joel M. Steinberg